Nov 26 2007

Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

BEST AVAILABLE COPY

File No. 82-34759
November 16, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

NOV 28 2007
SECURITIES & EXCHANGE COMMISSION
OFFICE OF INVESTOR
EDUCATION & ASSISTANCE

Re: Kao Corporation – 12g3-2(b) exemption

SUPPL

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since October 23, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7619 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
DEC 0 7 2007
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

07028987

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE October 23, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Business Results released on October 23, 2007
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Press release dated October 23, 2007
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Presentation Materials at Analysts Meeting dated October 23, 2007
(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Presentation Materials at Analysts Meeting dated October 23, 2007
(Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated November 13, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-5)

(2) Semi-Annual Securities Report dated November 15, 2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-6)

(3) Amendment to the Recordation for the Issuance of Bonds dated November 15,2007
(A brief description in English is set forth in Annex B and the original documents in Japanese are attached hereto as Exhibit B-7)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Report on the Acquisition of Treasury Shares

Pursuant to the Financial Instruments and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the resolution of the Board of Directors to purchase the treasury shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report filed on November 13, 2007 includes the following information:

i. On October 23, 2007, the Board of Directors of Kao resolved to repurchase up to 4,600,000 shares of common stock for treasury, for up to ¥15,000,000,000. In October 2007, Kao repurchased pursuant to that resolution a total of 347,000 shares for ¥1,144,460,000.
As of October 31, 2007, Kao had issued 549,443,701 shares of common stock, and held 917,294 of them.

(2) Semi-Annual Securities Report dated November 15, 2007 for the six-month period ended September 30, 2007

A semi-annual securities report is required to be filed under the Financial Instruments and Exchange Law of Japan within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month period. The discussion of the results of operations during that period included the following consolidated financial information for Kao:

Income statement line item*	**Six months ended 9/30/2007 (in billions)**	**Change compared to the six months ended 9/30/2006**
Net sales	¥654. 4	8.6%
Operating income	¥55.5	(4.9%)
Net income	¥29.3	(0.9%)

*Note: All figures are based on generally accepted accounting principles in Japan.

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for three years.

(3) Amendment of Recordation for the Issuance of Bonds dated November 15, 2007

Pursuant to the Financial Instruments and Exchange law of Japan, a recordation for the issuance of bonds must be filed every time the company decided to issue the bonds. Recordation is filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The recordation filed on November 15, 2007 includes the following information:

Amendment of the recordation is filed due to the replacement of reference material (replacement of Annual Securities Report dated June 28, 2007, to the Semi-Annual Securities Report dated November 15, 2007).

Exhibit A-1

Kao Corporation

News Release

October 23, 2007

Kao Corporation Reports Business Results

Tokyo, October 23, 2007 - Kao Corporation today announced its consolidated and non-consolidated business results for the fiscal year ended September 30, 2007. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2006, ended
	2007	2006	Change	2007	March 31, 2007
	Yen		%	U.S. Dollars	Yen
Net sales	**¥654,464**	¥602,538	8.6	**$5,669.8**	¥1,231,808
Operating income	**55,551**	58,426	(4.9)	**481.3**	120,858
Ordinary income	**55,034**	58,480	(5.9)	**476.8**	120,176
Net income	**29,316**	29,571	(0.9)	**254.0**	705 27
Total assets	**1,272,067**	1,227,062	3.7	**11,020.2**	1,247,797
Total net assets	**601,983**	533,187	12.9	**5,215.1**	574,751
Net worth/total assets	**46.5%**	42.8%	-	-	45.2%
Net worth per share (yen/US$)	**1,084.24**	962.65	12.6	**9.39**	1,035.66
Net income per share (yen/US$)	**53.77**	54.26	(0.9)	**0.47**	129.41
Net income per share, diluted (yen/US$)	**53.72**	54.22	(0.9)	**0.47**	129.29
	Yen			U.S. Dollars	Yen
Net cash provided by operating activities	**88,612**	85,729	-	**767.7**	164,977
Net cash used in investing activities	**(25,781)**	(30,079)	-	**(223.3)**	(63,227)
Net cash used in financing activities	**(41,813)**	(46,848)	-	**(362.2)**	(83,665)
Cash and cash equivalents at end of period	**111,319**	74,987	-	**964.4**	88,154

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on September 28, 2007, of yen 115.43=US$1, and are presented solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*
3. *Simplified accounting treatment is adopted partially with respect to the standards for the accounting of liability for employee retirement benefits.*
4. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 545,185 thousand shares for September 2007, 544,973 thousand shares. for September 2006 and 544,945 thousand shares. for March 2007.*
5. *Number of shares outstanding at the end of the periods (including treasury stock): 549,443,701 shares for September 2007, 549,443,701 shares for September 2006 and 549,443,701 shares for March 2007.*
6. *Number of treasury stock at the end of the periods: 4,241,155 shares for September 2007, 4,484,531 shares for September 2006 and 4,349,692 shares for March 2007.*
7. *Change in accounting treatment: Business segments in both* Sales Composition *and* Segment Information by Business *have been changed from as of the current fiscal year. Figures for previous periods have been restated to reflect the change.*
8. *Change in scope of consolidation during the current fiscal year: Kao Cosmetics Co., Ltd. has been removed from the scope of consolidation due to its merger with Kao Hanbai Company, Ltd., which concurrently changed its name to Kao Customer Marketing Co., Ltd.*
9. *Net worth consists of shareholders' equity and adjustments for valuation, foreign currency translation and others.*

Forecast of Consolidated Results for the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2008	
	Yen	U.S. Dollars
Net sales	1,310,000	11,348.9
Operating income	114,000	987.6
Ordinary income	111,000	961.6
Net income	66,000	571.8
Net income per share (Yen/US$)	121.43	1.05
Cash dividend per share	54.00	0.47

Notes:

1. Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year

2. Annual cash dividend per share : 54.00 yen
Interim dividend per share : 27.00 yen, year-end dividend per share : 27.00 yen

Consolidated Segment Information by Business (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2007	SALES 2006	% change	Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Beauty Care	**311.6**	282.6	10.3	8.0	**10.0**	11.9	-1.9
Human Health Care	**94.7**	91.0	4.1	3.3	**6.5**	4.8	1.6
Fabric & Home Care	**137.7**	134.4	2.5	1.3	**29.9**	29.7	0.1
Consumer Products Total	**544.2**	508.1	7.1	5.4	**46.5**	46.5	-0.0
Chemical	**126.5**	108.9	16.1	10.8	**8.9**	11.7	-2.8
Corporate/Eliminations	**-16.2**	-14.5	-	-	**0.0**	0.0	0.0
Consolidated	**654.4**	602.5	8.6	6.2	**55.5**	58.4	-2.8

Millions of U.S. Dollars

Six months ended September 30	SALES 2007	SALES 2006	% change	Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Beauty Care	**2,700.3**	2,448.6	10.3	8.0	87.2	103.7	-16.5
Human Health Care	**820.7**	788.5	4.1	3.3	56.7	42.4	13.9
Fabric & Home Care	**1,193.8**	1,164.9	2.5	1.3	259.1	257.6	0.9
Consumer Products Total	**4,714.8**	4,402.0	7.1	5.4	403.0	403.7	-0.1
Chemical	**1,096.2**	943.9	16.1	10.8	77.4	101.7	-24.3
Corporate/Eliminations	**-141.1**	-126.0	-	-	0.8	0.8	0.0
Consolidated	**5,669.8**	5,219.9	8.6	6.2	481.3	506.2	-24.3

Consolidated Segment Information by Geography (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2007	SALES 2006	% change	Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Japan	**482.0**	454.5	6.0	6.0	**50.2**	51.6	-1.3
Asia/Oceania	**75.0**	59.7	25.5	15.0	**-1.0**	1.0	-2.1
North America	**56.6**	53.8	5.2	0.8	**3.2**	3.4	-0.1
Europe	**74.2**	63.3	17.2	4.8	**2.2**	1.9	0.3
Corporate/Eliminations	**-33.4**	-29.0	-	-	**0.8**	0.3	0.4
Consolidated	**654.4**	602.5	8.6	6.2	**55.5**	58.4	-2.8

Millions of U.S. Dollars

Six months ended September 30	SALES 2007	SALES 2006	% change	Like-for-like	OPERATING INCOME 2007	OPERATING INCOME 2006	Incr./(Dcr.)
Japan	**4,176.3**	3,938.1	6.0	6.0	**435.2**	447.3	-11.3
Asia/Oceania	**649.8**	517.8	25.5	15.0	**-9.3**	9.2	-18.2
North America	**490.9**	466.8	5.2	0.8	**28.2**	29.7	-0.9
Europe	**642.9**	548.6	17.2	4.8	**19.6**	16.9	2.6
Corporate/Eliminations	**-290.2**	-251.4	-	-	**7.5**	3.0	3.5
Consolidated	**5,669.8**	5,219.9	8.6	6.2	**481.3**	506.2	-24.3

Notes:

1. U.S. dollar amounts represent translations using the approximate exchange rate on September 28, 2007, of 115.43 yen=US$1, and are included solely for the convenience of readers.

2. Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2006, ended
	2007	2006	Change	2007	March 31, 2007
	Yen		%	U.S. Dollars	Yen
Net sales	**366,680**	356,676	2.8	**3,176.6**	709,554
Operating income	**40,850**	40,211	1.6	**353.9**	78,613
Ordinary income	**46,606**	44,985	3.6	**403.8**	84,951
Net income	**24,496**	20,515	19.4	**212.2**	57,653
Total assets	**1,014,639**	1,035,436	(2.0)	**8,790.1**	1,008,757
Total net assets	**514,159**	480,809	6.9	**4,454.3**	503,741
Net worth/total assets	**50.7%**	46.4%	-	-	49.9%
Total net assets per share (Yen/US$)	**940.97**	880.81	6.8	**8.15**	922.64
Net income per share (Yen/US$)	**44.89**	37.61	19.4	**0.39**	105.68
Cash Dividends per share (Yen/US$)	**27.00**	26.00	3.8	**0.23**	52.00

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on September 28, 2007, of 115.43 yen=US$1, and are included solely for the convenience of readers.*
2. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Year Ending March 31, 2008

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2008	
	Yen	U.S. Dollars
Net sales	725,000	6,280.9
Operating income	78,000	675.7
Ordinary income	85,000	736.4
Net income	48,000	415.8
Net income per share (Yen/US$)	88.22	0.76
Cash dividend per share	54.00	0.47

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Kao Corporation

News Release October 23, 2007

Qualitative Information and Financial Statements

1. Consolidated Business Results

(1) Analysis of Consolidated Business Results

Interim Period Business Results

1. Overall Business Trends in the Interim Period

The Japanese economy continued on a recovery trajectory during the six months ended September 30, 2007, supported by private-sector demand, with improvement in corporate earnings and growth in capital investment. The improvement trend in employment conditions continued, albeit with some difficulties, and consumer spending was steady. Overseas economic recovery remained gradual, with expansion in China and other Asian countries and a rebound in Europe, but a decline in housing starts in the United States. In this environment, the Kao Group aimed to stimulate the market and achieve profitable growth by promoting products with high added value.

Consolidated net sales rose 51.9 billion yen to 654.4 billion yen, an 8.6% increase over the same period a year earlier, with generally solid performance in each business segment due to the contribution of new products and other factors. In addition, Kanebo Cosmetics was included in consolidation for the entire six-month period, compared with five months in the same period of the previous fiscal year. Excluding the positive currency translation effect of 14.3 billion yen on overseas sales due to the weaker yen, net sales would have increased 6.2%.

Cost of sales increased 27.8 billion yen from 244.9 billion yen in the same period of the previous fiscal year to 272.8 billion yen. Although Kao promoted further cost reduction activities, the increase in cost of sales was due to growth in sales volume, in addition to factors including a substantial rise in prices for raw materials, mainly natural oils and fats and petrochemicals. Consequently, gross profit was 381.6 billion yen, an increase of 6.7%, or 24.0 billion yen, from the same period a year earlier.

Selling, general and administrative (SG&A) expenses were 326.0 billion yen, an increase of 9.0%, or 26.9 billion yen, from the same period of the previous fiscal year. The main factors in the increase were strategic investment in marketing expenses, the impact of the period of consolidation of Kanebo Cosmetics, and freight and warehouse costs associated with higher sales volume and rising fuel costs.

As a result of the above factors, operating income was 55.5 billion yen, a decrease of 4.9%, or 2.8 billion yen, from 58.4 billion yen in the same period of the previous fiscal year.

Non-operating income and expenses resulted in net non-operating expenses of 0.5 billion yen, compared with the same period of the previous fiscal year when non-operating income and expenses were about the same amount. The main factor in the change was an increase in interest expense on short-term borrowings and bonds.

As a result, ordinary income decreased 3.4 billion yen, or 5.9%, from 58.4 billion yen in the same period a year earlier to 55.0 billion yen.

Extraordinary gain and loss totaled a net loss of 1.1 billion yen, compared with 1.2 billion yen in the same period of the previous fiscal year. Consequently, income before income taxes and minority interests decreased 3.3 billion yen from the same period a year earlier to 53.9 billion yen.

The effective tax rate after application of tax effect accounting was 44.6%, compared with 47.6% in the same period of the previous fiscal year, when there was significant impact from a deferred tax asset valuation allowance. As a result, net income was 29.3 billion yen, a decrease of 0.2 billion yen from the same period of the previous fiscal year. Net income per share was 53.77 yen, a 0.49 yen decrease from 54.26 yen in the same period of the previous fiscal year.

EVA* (Economic Value Added), which Kao uses as a management indicator, decreased from the same period a year earlier although Kao maintained its capital efficiency, due to a decrease in NOPAT (Net Operating Profit After Tax) resulting from the impact of a substantial increase in raw material prices.

**EVA is a registered trademark of Stern Stewart & Co.*

The translation rates of major foreign currencies used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the interim period were one U.S. dollar to 120.50 yen and one euro to 160.63 yen.

2. Interim Period Trends by Business Segment

Consumer Products Business Segment

Sales increased 7.1% compared with the same period a year earlier to 544.2 billion yen. A change was apparent in the Japanese market, as consumer purchase prices for major toiletry products improved compared with the same period of the previous fiscal year. The Kao

Group launched new, high-value-added products and renewed existing products in response to market changes, integrated its consumer products and cosmetics (Kao Sofina) sales companies, and further strengthened in-store activities. As a result, sales in Japan increased 6.2% to 434.0 billion yen. In Asia and Oceania, sales increased a substantial 23.4% to 42.1 billion yen, as Kao realized stronger sales capabilities and other benefits from its structural reforms and unified management across the Asian region, including Japan. Excluding the effect of currency translation, sales in Asia and Oceania would have increased 12.9%. In North America and Europe, despite greater competition, sales increased 7.4% to 76.2 billion yen. Excluding the effect of currency translation, sales in North America and Europe would have decreased 0.1%.

Operating income was 46.5 billion yen, essentially unchanged from the same period a year earlier. While profits were affected by rising prices for raw materials, mainly natural oils and fats and petrochemicals, Kao implemented aggressive marketing activities for growth in Japan and overseas, resulting in higher sales, and promoted further cost reductions.

Beauty Care Business

Sales increased 10.3% compared with the same period a year earlier to 311.6 billion yen.

Sales in Japan increased 11.4% to 224.3 billion yen. In a flat market for prestige cosmetics, both counseling brands such as *Impress*, *LUNASOL*, *est* and *ALBLANC*, and self-selection brands such as *KATE*, *Freshel* and *EVITA* performed well. In premium skin care products, the *Bioré* brand added *Melting Liquid Makeup Remover* to its lineup and displayed brisk growth with UV care, deodorant sheets and other products, while *Bioré U* body cleanser sold particularly strongly. Sales of premium hair care products grew significantly as consumers gave strong support to products including *Segreta*, a new hair care brand, *Essential Damage Care* shampoo and conditioner, which offer a new damage-care concept, the *Liese* hair styling brand, and *Prettia* hair color, which uses foam to offer a beautiful finish easily.

Sales in Asia were strong. Prestige cosmetics aggressively expanded business, centered on the retail channels of department stores and high-end drugstores in China. In premium skin care, UV care products were added to the *Bioré* brand, mainly in Taiwan and Singapore. In premium hair care products, a new moisturizing line was launched as a variant of the *Asience* brand in Taiwan and Hong Kong.

Sales in North America and Europe were essentially unchanged from the same period of the previous fiscal year, excluding the effect of currency translation. *Jergens*, *Curél* and other premium skin care brands launched new high-value-added products. For the *John Frieda* brand of premium hair care products, growth was steady in Europe, although U.S. sales were

sluggish, strongly impacted by intensifying competition. Among brands for beauty salons, sales of the *KMS* professional hair care brand increased, but sales of the *Goldwell* brand decreased. Sales of the *Molton Brown* brand grew substantially in each sales region due to enhanced brand power.

Operating income decreased 1.9 billion yen compared with the same period a year earlier to 10.0 billion yen due to factors including strategic deployment of marketing expenses for future growth amid intensifying competition.

Human Health Care Business
Sales increased 4.1% compared with the same period a year earlier to 94.7 billion yen.

In Japan, sales increased 2.5% to 86.6 billion yen. In food and beverage products, Kao added a refreshingly sweet muscat flavor to *Healthya Water*, which is a sports drink approved as Food for Specified Health Uses (FOSHU). However, sales decreased, due partly to a decrease from the initial demand. In sanitary products, Kao improved *Laurier Super Guard* sanitary napkins, which are designed to feel custom-made. Sales of baby diapers increased with continued strong consumer support for a product renewal that makes them gentler on the skin. In personal health products, *Medicated Pyuora* oral care products, which promote total oral cleaning, continued to perform well and sales increased substantially.

In Asia, overall sales expanded as *Laurier* sanitary napkins sold strongly in Thailand, Malaysia, China and other regions due to improvements to the *Soft Care* series and other factors.

Operating income increased 1.6 billion yen compared with the same period a year earlier to 6.5 billion yen, mainly due to higher sales.

Fabric and Home Care Business
Sales increased 2.5% compared with the same period a year earlier to 137.7 billion yen.

In Japan, sales increased 0.1% to 123.0 billion yen. In fabric care products, Kao promoted a shift to products with higher added value with the launch of *Style Fit* laundry detergent and fabric softener as a new offering that targets the growing number of consumers who do their laundry at night due to changing lifestyles. However, in the laundry detergent category, while the decline in retail prices appears to be bottoming out, sales of fabric care products decreased slightly as market competition remained severe. Sales of home care products increased, with steady performance by *CuCute Power Gel*, a new detergent for automatic dishwashers, and *Quickle Wiper Handy*, a household duster kit launched in fall 2006.

Sales in Asia and Oceania increased steadily. In Thailand, Kao added *Attack Soft Plus* laundry detergent with a fabric softening effect to strong-selling laundry detergent *Attack Easy*. Moreover, Kao is realizing the benefits of its measures to reinforce its sales structure in China, with a steady increase in sales from expanding its sales region to northern China, in addition to the launch of a new laundry detergent with a concept similar to *Attack Soft Plus*.

Operating income was essentially unchanged from the same period a year earlier at 29.9 billion yen, despite the impact of rising raw material prices, as Kao promoted higher added value in its products and cost reduction activities.

Chemical Business Segment

Kao continued to work to further enhance the Chemical business globally and locally with distinctive products that meet customer needs. As a result, sales increased 16.1% compared with the same period a year earlier to 126.5 billion yen.

In Japan, sales increased 6.8% to 61.7 billion yen. In oleo chemicals, Kao focused on adjusting sales prices in response to rising raw material costs. In performance chemicals, sales of superplasticizers for concrete admixtures and plastics additives increased. In specialty chemicals, while sales of cleaners for electronic parts and polishing agents for hard disks were affected by inventory adjustments in their target industries, overall sales increased compared with the same period a year earlier due to growth in sales of toner and toner binder for copiers and printers and ink colorants for inkjet printers.

In Asia, sales increased 28.1% compared with the same period a year earlier to 33.9 billion yen. Excluding the effect of currency translation, sales would have increased 17.7%. Sales of fatty alcohols increased substantially, as sales volume increased due to production capacity expansion at a plant in the Philippines to meet growing demand, and Kao worked to adjust sales prices to reflect rising raw material prices.

In North America and Europe, sales increased 22.2% compared with the same period a year earlier to 49.5 billion yen. Excluding the effect of currency translation, sales would have increased 11.7%. Fatty alcohols, fatty amines and toner and toner binder for copiers and printers performed well.

Operating income decreased 2.8 billion yen compared with the same period a year earlier to 8.9 billion yen due to the impact of rising raw material prices for natural oils and fats and petrochemical, despite Kao's efforts to adjust sales prices and reduce costs.

Forecast for the Fiscal Year Ending March 31, 2008

1. Forecast of Overall Business Results

The Japanese economy is expected to continue its private sector-led recovery as the strength of corporate earnings spreads to household budgets. Employment conditions are improving, and if this causes incomes to rise, consumer spending is expected to increase, although the trend in prices of petrochemical-related products is expected to affect consumer prices. Moreover, although the global economy is expected to be solid, centered on Asia, uncertainty is expected in areas such as price trends for natural oil and fat raw materials caused by high crude oil prices and the emerging bio fuels market, and the spread of the subprime loan problem in the United States.

Under these conditions, the Kao Group aims to achieve profitable growth by continuing to promote products with high added value. The Kao Group forecasts net sales to increase 6.3%, or 78.1 billion yen, year-on-year to 1,310.0 billion yen. The Kao Group expects a 5.7% decrease in operating income to 114.0 billion yen, the same as its original forecast, as it works to use expanded sales and further cost reductions to absorb higher SG&A expenses resulting from factors including aggressive sales promotion activities in the beauty care business, as well as a substantial rise in raw material prices. Ordinary income is expected to decline 7.6% to 111.0 billion yen due to increased interest on bank borrowings and bonds, and net income is forecast to decrease 6.4% to 66.0 billion yen.

Although Kao will work to further reduce costs and increase the efficiency of capital employed, EVA is expected to decline compared with the previous fiscal year due to marketing expenditures and other investments in future growth and rising prices for raw materials such as natural oils and fats and petrochemicals.

2. Forecast by Business Segment

In the Japanese consumer products market, the downward movement of consumer purchase prices is halting and a recovery trend in sales amount is also evident, but severe competition is forecast to continue. Overseas, severe competition is expected to continue despite stable market growth. Under these conditions, the Kao Group reorganized into the following four businesses at the beginning of the current fiscal year in order to quickly and forcefully execute a consumer-driven growth strategy for an accurate response to various changes in the operating environment. With this reorganization, Kao will reinforce its product development and manufacturing capabilities, which provide products and brands of excellent value for customer satisfaction, and will focus its management resources on core brands with aggressive new product launches, marketing and sales activities.

In the Beauty Care business, the Kao Group will stimulate the market by adding greater value to products with the originality and appeal unique to the Kao Group, while assessing changes in consumer attitudes toward beauty and lifestyle habits. Throughout all beauty care categories, the Kao Group in Japan will promote the creation of strong, distinctive brands through launches of new products tailored to various changes among consumers and other means. Overseas, the Kao Group will work to expand sales based on its brand strategy focused on key regions, particularly on accelerating business development in China.

In the Human Health Care business, Kao will continue to present its originality through differentiated food and beverage products that deliver the high level of functional value for health expected of Foods for Specified Health Uses (FOSHU); sanitary products that are gentle on the skin and that offer greater comfort and a sense of reassurance; and personal health products that are part of a healthy day-to-day lifestyle. Through this approach, Kao will work to raise its brand value even higher.

In the Fabric and Home Care business, the impact of rising raw material prices is expected to continue. Amid these conditions, the Kao Group will offer proposals for improved lifestyles, developing products with higher value that grasp changing consumer needs to offer cleanliness, comfort and enjoyment in a variety of lifestyle situations, such as the *Style Fit* laundry detergent and fabric softener brand launched in August 2007.

In the Chemical business, the Kao Group will work to strengthen global operations by fully leveraging the characteristics of each of its product fields of oleo chemicals, performance chemicals and specialty chemicals. In addition, the Kao Group will make aggressive capital investments based on accurate anticipation of market trends in regard to the Group's distinctive products, and will aim to expand business by realizing high functionality and low-cost operations.

3. Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2008

The above forecast was made assuming translation rates of one U.S. dollar to 120 yen and one euro to 160 yen.

(2) Analysis of Financial Condition

Analysis of Assets, Liabilities, Net Assets and Cash Flow

1. Status of Assets, Liabilities, Net Assets and Cash Flow for the Six Months Ended September 30, 2007

Summarized Financial Condition (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
	Sept. 30, 2007	March 31, 2007	Incr./(Dcr.)	**2007**
Total assets	**1,272.0**	1,247.7	24.2	**11,020.2**
Total net assets	**601.9**	574.7	27.2	**5,215.1**
Net worth/Total assets	**46.5%**	45.2%	-	-
Net worth per share (yen)	**1,084.24**	1,035.66	48.58	**9.39**

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen			Millions of U.S. Dollars
SIX MONTHS ENDED SEPT. 30	**2007**	2006	Incr./(Dcr.)	**2007**
Net cash provided by operating activities	**88.6**	85.7	2.8	**767.7**
Net cash used in investing activities	**(25.7)**	(30.0)	4.2	**(223.3)**
Net cash used in financing activities	**(41.8)**	(46.8)	5.0	**(362.2)**
Translation adjustments	**2.1**	(1.3)	3.4	**18.6**
Net increase (decrease)	**23.1**	7.4	15.7	**200.7**
Cash and cash equivalents, beginning of period	**88.1**	67.5	20.6	**763.7**
Cash and cash equivalents, end of period	**111.3**	74.9	36.3	**964.4**
Total debt	**330.2**	376.9	(46.6)	**2,861.1**

Total assets increased 24.2 billion yen from the previous fiscal year-end to 1,272.0 billion yen. Principal factors in the increase were a 14.0 billion yen increase in inventories due to business expansion and higher raw material prices, and a 24.0 billion yen increase in marketable securities. The principal factor decreasing assets was a 17.9 billion yen decrease in intangible fixed assets associated with depreciation and amortization.

Total liabilities decreased 2.9 billion yen from the previous fiscal year-end to 670.0 billion yen. Principal factors increasing liabilities were a 10.4 billion yen increase in accrued income taxes, which had decreased due to a share repurchase for asset reduction made by a domestic consolidated subsidiary in the previous fiscal year, and an 8.9 billion yen increase in notes and accounts payable due to the effect of rising raw material prices. The principal

factor decreasing liabilities was a 25.4 billion yen decrease in bank borrowings. The balance of bank borrowings and bonds as of September 30, 2007 was 330.2 billion yen.

Net assets increased 27.2 billion yen compared with the previous fiscal year-end to 601.9 billion yen. The main factors increasing net assets were net income of 29.3 billion yen and an 11.8 billion yen increase in foreign currency translation adjustments reflecting the weaker yen, and the main factor decreasing net assets was cash dividend payments of 14.1 billion yen. As a result, the net worth ratio increased from 45.2% at March 31, 2007 to 46.5%.

Net cash provided by operating activities increased 2.8 billion yen compared with the same period of the previous fiscal year to 88.6 billion yen. Income before income taxes and minority interests for the interim period was 53.9 billion yen, and depreciation and amortization totaled 45.4 billion yen. Income taxes paid totaled 14.4 billion yen.

Net cash used in investing activities decreased 4.2 billion yen compared with the same period of the previous fiscal year to 25.7 billion yen. This primarily consisted of 19.6 billion yen for capital expenditures and other purchases of property, plant and equipment.

Net cash used in financing activities decreased 5.0 billion yen compared with the same period of the previous fiscal year to 41.8 billion yen. This primarily consisted of 30.9 billion yen for repayment of long-term debt and 14.9 billion yen for payment of cash dividends, including to minority shareholders.

As a result, the balance of cash and cash equivalents at September 30, 2007 was 111.3 billion yen, an increase of 23.1 billion yen from the end of the previous fiscal year.

2. Forecast of Assets, Liabilities, Net Assets and Cash Flow for the Fiscal Year Ending March 31, 2008

Net cash provided by operating activities is expected to remain essentially unchanged compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease compared with the previous fiscal year due to an increase in strategic expenditures in the Beauty Care business and other businesses. However, payment of corporate tax is projected to decrease.

In net cash used in investing activities, Kao plans capital expenditures of about 55.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will allocate funds mainly for payment of dividends, repayment of borrowings and purchases of the Company's stock from the market.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2008 is forecast to be approximately 90.0 billion yen.

Cash Flow Indices

	SIX MONTHS ENDED SEPT. 30	YEARS ENDED MARCH 31			
	2007	2007	2006	2005	2004
Net worth ratio (%)	**46.5**	45.2	41.8	65.1	59.1
Market capitalization/Total assets (%)	**147.0**	150.7	138.4	195.2	179.8
Interest-bearing debt/Operating cash flow (years)	--	2.2	3.6	0.3	0.5
Operating cash flow/Interest paid (times)	**26.8**	36.0	82.1	120.1	91.3

Notes:

1. *All indices are computed based on consolidated data.*
2. *Net worth ratio = (Net assets – stock acquisition rights– Minority interests) / Total assets.*
3. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
4. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid. Interest paid is stated in the consolidated statements of cask flows.*
5. *Indications of Interest-bearing debt/Operating cash flow (years) are only for full-year results.*

(3) Basic Policies Regarding Distribution of Profits and Dividends for the Period

In order to achieve profitable growth, Kao sets policies regarding allocation of profits between its internal reserve for growth and dividends from a medium-to-long-term management perspective. Considering it important to provide shareholders with stable, continuous dividends, the Company currently has a target payout ratio of approximately 40 percent of consolidated net income. In order to increase earnings per share and dividends over the long term, the Company will consider flexibly implementing share repurchases as a measure for shareholder returns from a long-term perspective, taking into account both fund requirements such as capital investment for growth and acquisition initiatives, and capital efficiency improvement.

In accordance with these policies, the Company plans to increase the interim dividend for the fiscal year ending March 31, 2008 by 1.00 yen compared with the previous interim period to 27.00 yen per share, in line with its original plan. The Company plans to increase total dividends for the fiscal year by 2.00 yen per share compared with the previous fiscal year, for a total of 54.00 yen per share, resulting in a consolidated payout ratio of 44.5 percent.

In addition, at a meeting held today, the Board of Directors resolved to purchase the Company's stock, up to a maximum of 4.6 million shares or 15.0 billion yen, from October 24 to December 19, 2007. Including this repurchase, the Company is currently considering making share repurchases totaling approximately 30.0 billion yen by March 31, 2008.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2007. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

3. Management Policies

(1) Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the respect and trust of its shareholders and all other stakeholders, Kao consistently augments its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

(2) Management Metric Used as a Target

EVA, which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. While working to expand its business scale, Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, to assess specific businesses, to evaluate acquisitions and capital investment, and to develop performance targets for each fiscal year.

(3) Medium- and Long-Term Management Strategies

With Consumer Products and Chemicals positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*Yoki-Monozukuri**," and will conduct activities oriented toward the following three key business objectives in order to achieve profitable growth by increasing the added value of its products.

** Kao defines "Yoki-Monozukuri" as a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction. This core concept distinguishes us from all our competitors. In Japanese, "Yoki" literally means "good/excellent," and "Monozukuri" means "development/manufacturing of products."*

1) Accelerate Growth in the Beauty Care and Human Health Care* Businesses
Kao will position Beauty Care and Human Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these businesses. Particularly, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business by linking diverse brands that are sold globally, such as Molton Brown, which sells prestige cosmetics mainly in the United States and Europe, and Kanebo Cosmetics.

**The scope of "Human Health Care" does not include pharmaceuticals.*

2) Further Strengthen and Develop Fabric and Home Care, a Core Business
In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets by deeply understanding changes in actual lifestyle conditions and trends, and by accommodating consumer emphasis on "hygiene," "safety" and "the environment."

3) Further Enhance the Chemical Business Globally and Locally with Distinctive Products That Meet Customer Needs
The Chemical business will work to accurately understand customer needs, and will deepen and evolve Kao's core technologies to develop and supply unique products that meet the expectations and earn the trust of customers. The Company is simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America, and optimizing regional operations under local leadership tailored to conditions in each country and region.

Kao's main market of the consumer products business in Japan is undergoing dynamic shifts due to societal changes including the declining birthrate, aging population, later marriage and increase in single households, in addition to changes in consumers' product selection and purchasing attitudes, and associated changes in trade and distribution. In order to accurately respond to these changes as well as to proactively implement its consumer-driven growth strategy, Kao reorganized its business divisions effective April 2007 and introduced the following four business units in Japan:

(1) Beauty Care business unit
(2) Human Health Care business unit
(3) Fabric and Home Care business unit
(4) Chemical business unit

Concurrently, Kao has reorganized every functional division in Japan, including R&D, production and sales, and is working to further strengthen matrix management of its businesses and functions, which is a Kao Group strength. In particular, in the area of wholesale, Kao Hanbai Co., Ltd., which handles consumer products, and Kao Cosmetics Sales Co., Ltd., which handles prestige cosmetics, merged into a new entity, Kao Customer Marketing Co., Ltd., that has begun operations.

In this manner, Kao will fully exercise its comprehensive strength as a Group to create products with value and provide them to consumers and retailers with the introduction of four business units, the start of a newly integrated wholesale company, and close cooperation and synergy generated with Kanebo Cosmetics Inc.

(4) Issues for Management

The Kao Group's operating environment remains challenging due to factors including changes in the market environment and rising raw material prices.

In these circumstances, in order to achieve profitable growth driven by high-value-added products, the Kao Group plans to do the following:

1. Enhance further research and development in areas such as research into fundamental technologies and product development.
2. Respond to changes in the marketing environment, particularly changes in the consumer's sense of values and product needs, by working to create and provide high-value-added products that increase emotional value in addition to functional value.
3. Work to integrate Japanese and local operations in the Consumer Products business in rapidly growing Asian countries from the viewpoint of accelerating global growth in order to gain an even better understanding of local consumers and markets, and to mobilize the total capabilities of the Kao Group based on the principles of "Consumer-driven" and "*Genba*-ism*" in order to achieve "*Yoki-Monozukuri*."

* *"Genba-ism" defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

Consolidated Balance Sheets

Millions of yen

	(A) 1H/FY2007 September 30, 2007	Composition %	(B) FY2006 March 31, 2007	Composition %	Inc/(Dec) (A-B)	1H/FY2006 Sep 30, 2006	Composition %
Assets							
Current assets	444,036	34.9	402,219	32.2	41,817	374,195	30.5
Cash and time deposits	47,459		49,910		(2,451)	44,400	
Notes and accounts receivable - trade	162,410		158,497		3,913	147,635	
Short-term investments	60,322		36,247		24,074	27,592	
Inventories	126,202		112,114		14,087	108,106	
Deferred income taxes	20,103		20,643		(540)	20,277	
Other	29,628		27,200		2,428	28,358	
Allowance for doubtful receivables	(2,090)		(2,394)		304	(2,174)	
Fixed assets	827,971	65.1	845,518	67.8	(17,547)	852,829	69.5
Tangible assets	289,240	22.7	289,016	23.2	224	285,387	23.3
Buildings and structures	95,530		96,445		(914)	95,613	
Machinery, equipment and vehicles	100,326		101,369		(1,042)	90,359	
Tools, furniture and fixtures	14,154		13,930		224	13,219	
Land	69,417		69,625		(207)	67,094	
Construction in progress	9,810		7,645		2,164	19,100	
Intangible assets	424,563	33.4	442,469	35.5	(17,906)	459,261	37.4
Goodwill	250,917		256,326		(5,408)	260,473	
Trademarks	137,610		147,880		(10,269)	158,259	
Other	36,035		38,262		(2,227)	40,528	
Investments and other assets	114,167	9.0	114,032	9.1	134	106,180	8.8
Investment securities	17,148		17,291		(143)	17,018	
Long-term loans	1,885		1,792		92	171	
Deferred income taxes	53,178		50,535		2,642	50,201	
Other	42,118		44,534		(2,415)	40,972	
Allowance for doubtful receivables	(163)		(121)		(42)	(184)	
Deferred assets	59	0.0	56	0.0	-	36	0.0
Total assets	1,272,087	100.0	1,247,797	100.0	24,269	1,227,062	100.0
Liabilities							
Current liabilities	334,737	26.3	308,646	24.7	26,091	313,608	25.5
Notes and accounts payable - trade	119,069		110,158		8,911	106,851	
Short-term debt	27,274		21,877		5,397	21,491	
Current portion of long-term debt	22,057		22,062		(4)	22,806	
Accounts payable - other	29,244		28,930		314	26,004	
Accrued expenses	94,363		85,796		8,566	98,460	
Accrued income taxes	22,151		11,673		10,477	17,993	
Other	20,576		28,148		(7,571)	19,901	
Long-term liabilities	335,345	26.4	364,399	29.2	(29,054)	380,365	31.0
Bonds	99,995		99,995		-	99,995	
Long-term debt	180,934		211,774		(30,839)	232,654	
Liability for employee retirement benefits	31,719		30,987		731	30,053	
Liability for director and corporate auditor retirement benefits	163		163		-	163	
Other	22,532		21,478		1,053	17,498	
Total liabilities	670,083	52.7	673,046	53.9	(2,963)	693,874	56.5
Shareholders' equity	588,865	46.3	573,541	46.0	15,323	546,589	44.6
Common stock	85,424	6.8	85,424	6.9	-	85,424	7.0
Capital surplus	109,601	8.6	109,565	8.8	35	109,571	8.9
Retained earnings	403,729	31.7	388,585	31.1	15,144	361,798	29.5
Treasury stock, at cost	(9,889)	(0.8)	(10,033)	(0.8)	143	(10,204)	(0.8)
Adjustments for valuation, foreign currency translation and others	2,265	0.2	(9,010)	(0.7)	11,275	(21,982)	(1.8)
Unrealized gain on available-for-sale securities	4,038	0.3	4,649	0.4	(610)	4,951	0.4
Foreign currency translation adjustments	(1,772)	(0.1)	(13,659)	(1.1)	11,886	(26,933)	(2.2)
Stock acquisition right	598	0.0	301	0.0	297	301	0.0
Minority interests	10,254	0.8	9,917	0.8	336	8,278	0.7
Total net assets	601,983	47.3	574,751	46.1	27,232	63,187	43.5
Total liabilities and total net assets	1,272,087	100.0	1,247,797	100.0	24,269	1,227,062	100.0

Consolidated Statements of Income

Millions of yen

	(A) 1H/FY2007 Apr '07 - Sep '07	% to net sales	(B) 1H/FY2006 Apr '06 - Sep '06	% to net sales	Inc/(Dec) (A-B)	FY2006 Apr '06 - Mar '07	% to net sales
Net sales	**654,464**	**100.0**	**602,538**	**100.0**	**51,926**	**1,231,808**	**100.0**
Cost of sales	272,851	41.7	244,981	40.7	27,870	503,271	40.9
Gross profit	**381,612**	**58.3**	**357,556**	**59.3**	**24,056**	**728,536**	**59.1**
Selling, general and administrative expenses	326,060	49.8	299,129	49.6	26,931	607,678	49.3
Operating income	**55,551**	**8.5**	**58,426**	**9.7**	**(2,875)**	**120,858**	**9.8**
Non-operating income	3,662	0.5	3,226	0.5	436	6,273	0.5
Interest income	1,444		1,002		442	2,175	
Dividend income	110		78		32	121	
Foreign currency exchange gain	453		330		123	504	
Other	1,654		1,815		(161)	3,471	
Non-operating expenses	4,179	0.6	3,172	0.5	1,007	6,955	0.5
Interest expense	3,277		1,990		1,287	5,032	
Equity in losses of nonconsolidated subsidiaries and affiliates	397		438		(41)	703	
Other	504		743		(239)	1,219	
Ordinary income	**55,034**	**8.4**	**58,480**	**9.7**	**(3,445)**	**120,176**	**9.8**
Extraordinary income	297	0.0	267	0.0	29	1,851	0.1
Gain on sales of fixed assets	93		195		(102)	682	
Gain on sales of investment securities	4		7		(3)	7	
Other	199		65		134	1,161	
Extraordinary loss	1,420	0.2	1,491	0.2	(71)	4,900	0.4
Loss on sales/disposals of fixed assets	698		1,197		(499)	2,772	
Loss on impairment of long-lived assets	380		158		222	1,245	
Other	340		135		205	882	
Income before income taxes and minority interests	**53,912**	**8.2**	**57,256**	**9.5**	**(3,344)**	**117,127**	**9.5**
Income taxes - current	24,395	3.7	20,552	3.4	3,843	37,268	3.0
Income taxes - deferred	(360)	-0.1	6,674	1.1	(7,034)	7,854	0.6
Minority interests in earnings of consolidated subsidiaries	560	0.0	458	0.1	102	1,476	0.1
Net income	**29,316**	**4.5**	**29,571**	**4.9**	**(255)**	**70,527**	**5.7**

Consolidated Statements of Cash Flows

Millions of yen

	1H/FY2007 Apr '07 - Sep '07	1H/FY2006 Apr '06 - Sep '06	FY2006 Apr '06 - Mar '07
Operating activities:			
Income before income taxes and minority interests	53,912	57,256	117,127
Adjustments for:			
Depreciation and amortization	45,438	43,762	92,171
Loss on sales or disposals of property, plant and equipment, net	605	1,001	2,089
Interest and dividend income	(1,554)	(1,080)	(2,297)
Interest expense	3,277	1,990	5,032
Unrealized foreign currency exchange (gain) loss	(84)	(212)	(1,256)
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	397	438	703
Change in trade receivables	(1,747)	(17,803)	(24,308)
Change in inventories	(11,512)	(1,893)	(3,189)
Change in prepaid pension cost	3,197	(7,885)	(10,163)
Change in trade payables	8,616	10,291	11,315
Change in other payables and accrued expense	10,883	20,300	10,875
Change in liability for retirement benefits	501	567	1,219
Other, net	(7,253)	(156)	9,404
Sub-total	104,677	106,577	208,725
Interest and cash dividends received	1,666	1,225	3,100
Interest paid	(3,308)	(1,762)	(4,578)
Income taxes paid	(14,422)	(20,311)	(42,269)
Net cash provided by operating activities	**88,612**	**85,729**	**164,977**
Investing activities:			
Purchase of property, plant and equipment	(19,663)	(22,548)	(49,588)
Proceeds from sales of property, plant and equipment	316	363	2,078
Increase in intangible assets	(1,666)	(14,176)	(15,881)
Purchase of investment securities	(2,036)	(625)	(1,638)
Proceeds form the redemption and sales of investment securities	1,020	17	11
Payments for long-term prepaid expenses	(2,595)	-	(6,283)
Change in short-term loans, net	(671)	12,282	11,928
Payments for long-term loans	(812)	(515)	(1,550)
Other, net	327	(4,876)	(2,302)
Net cash used in investing activities	**(25,781)**	**(30,079)**	**(63,227)**
Financing activities:			
Change in short-term debt, net	3,832	(145,641)	(146,728)
Proceeds from long-term loans	-	30,628	30,638
Repayments of long-term loans	(30,906)	(16,535)	(38,228)
Proceeds from bonds	-	99,681	99,676
Purchase of treasury stock	(586)	(448)	(1,085)
Payments of cash dividends	(14,179)	(13,629)	(27,806)
Payments of cash dividends to minority shareholders	(791)	(1,320)	(1,339)
Other, net	818	417	1,208
Net cash used in financing activities	**(41,813)**	**(46,848)**	**(83,665)**
Translation adjustments on cash and cash equivalents	**2,148**	**(1,341)**	**2,542**
Net increase (decrease) in cash and cash equivalents	**23,165**	**7,460**	**20,627**
Cash and cash equivalents, beginning of year	**88,154**	**67,527**	**67,527**
Cash and cash equivalents, end of period	**111,319**	**74,987**	**88,154**

Consolidated Statements of Changes in Net Asset

Millions of yen

1H/FY2007
Apr '07 - Sep '07

	Shareholders' equity					Adjustments for valuation, foreign currency translation and others					
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total Shareholders' equity	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total Adjustments for valuation, foreign currency translation and others	Stock acquisition right	Minority interests	Total net assets
Balance at the end of previous period	85,424	109,565	388,585	(10,033)	573,541	4,649	(13,659)	(9,010)	301	9,917	574,751
Changes of items during the period											
Dividends from appropriation of surplus			(14,171)		(14,171)						(14,171)
Net income			29,316		29,316						29,316
Purchase of treasury stock				(649)	(649)						(649)
Retirement of treasury stock		35		792	828						828
Net changes of items other than shareholders' equity during the period						(610)	11,886	11,275	297	336	11,908
Total changes of items during the period	-	35	15,144	143	15,324	(610)	11,886	11,275	297	336	27,233
Balance at the end of previous period	85,424	109,601	403,729	(9,889)	588,865	4,038	(1,772)	2,265	598	10,254	601,983

Dividends and Bonuses paid to directors and corporate auditors from appropriation of surplus was resolved at annual shareholders meeting on June 28, 2007.

Consolidated Segment Information by Geography

Millions of yen

1H/FY2007
Apr '07 - Sep '07

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	472,409	59,758	56,217	66,079	654,464	-	654,464
Intersegment sales	9,664	15,249	453	8,131	33,498	(33,498)	-
Total	482,073	75,007	56,670	74,211	687,962	(33,498)	654,464
Operating expenses	431,834	76,086	53,412	71,950	633,282	(34,369)	598,912
Operating income	50,239	(1,077)	3,257	2,260	54,680	871	55,551
% to sales	10.4	(1.4)	5.7	3.0	7.9	-	8.5

1H/FY2006
Apr '06 - Sep '06

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	446,603	47,177	53,632	55,124	602,538	-	602,538
Intersegment sales	7,977	12,596	244	8,204	29,021	(29,021)	-
Total	454,580	59,772	53,877	63,329	631,559	(29,021)	602,538
Operating expenses	402,945	58,706	50,451	61,376	573,480	(29,369)	544,111
Operating income	51,635	1,066	3,426	1,953	58,079	347	58,426
% to sales	11.4	1.8	6.4	3.1	9.2	-	9.7

FY2006
Apr '06 - Mar '07

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	906,790	99,737	106,246	119,033	1,231,808	-	1,231,808
Intersegment sales	17,406	26,252	484	16,883	61,026	(61,026)	-
Total	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
Operating expenses	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
Operating income	102,222	2,567	7,754	8,687	121,232	(374)	120,858
% to sales	11.1	2.0	7.3	6.4	9.4	-	9.8

Sales to Foreign Customers

Millions of yen

1H/FY2007 Apr '07 - Sep '07	Asia/Oceania	North America	Europe	Total
Total overseas sales	66,462	57,929	63,135	187,527
Consolidated net sales				654,464
Percentage of overseas sales to consolidated net sales	10.2%	8.9%	9.6%	28.7%

1H/FY2006 Apr '06 - Sep '06	Asia/Oceania	North America	Europe	Total
Total overseas sales	52,884	54,999	53,156	161,040
Consolidated net sales				602,538
Percentage of overseas sales to consolidated net sales	8.8%	9.1%	8.8%	26.7%

FY2006 Apr '06 - Mar '07	Asia/Oceania	North America	Europe	Total
Total overseas sales	112,274	108,684	114,557	335,516
Consolidated net sales				1,231,808
Percentage of overseas sales to consolidated net sales	9.1%	8.8%	9.3%	27.2%

Exhibit A-2

Kao Corporation

Notice Regarding Purchase of the Company's Stock

(Stock Purchase in accordance with Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law)

October 23, 2007

Kao Corporation (the "Company") hereby makes the following announcement: the Board of Directors, at the meeting of the Board of Directors held on the date hereof, resolved that the Company would purchase the Company's stock in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law.

1. Purpose of the Stock Purchase

The Company will, in accordance with Article 156 of the Corporation Law applicable pursuant to Article 165, paragraph 3 of the said Law, purchase the Company's stock to improve capital efficiency and increase shareholders' returns.

2. Particulars of the Shares to be Purchased by the Company

Type of shares to be purchased:	Common stock of the Company
Total number of shares to be purchased:	Up to 4,600,000 shares (0.8% of total outstanding shares as of September 30, 2007)
Total amount of the purchases:	Up to 15,000,000,000 yen
Period of purchases:	From October 24, 2007 to December 19, 2007

Reference:

1. Our policy is to flexibly implement share repurchases as a measure for shareholder returns from a long-term perspective, taking into account capital demands as well as improvement of capital efficiency, and based on management's current estimates and projections, the Company will consider purchasing the Company's stock equal to approximately 30 billion yen, including the above, by March 31, 2008.

2. Total number of treasury shares as of September 30, 2007

Total number of outstanding shares:	545,776,459 shares
Total number of treasury shares:	3,667,242 shares

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

Exhibit A-3

Highlights for the 1st Half of FY2007

October 23, 2007

Kao Corporation

Motoki Ozaki

President and CEO

Kao

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2007. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Kao

Agenda

- Summary of the 1st Half of FY2007
- Growth Strategies:
  Progress Made and Projections
- FY2007 Forecast

Kao

Summary of the 1st Half of FY2007

Kao

1st Half of FY2007 Financial Overview

- ***The Consumer Products business in Japan continued to perform strongly.***
- ***The impact of higher raw material prices was greater than initial estimates for FY2007*.***

		Year-on-year
Net sales:	¥654.4 billion	+8.6%
Operating income:	¥55.5 billion	-4.9%
Ordinary income:	¥55.0 billion	-5.9%
Net income:	¥29.3 billion	-0.9%
EBITDA:	¥100.9 billion	-1.2%
Net income per share:	¥53.77	-0.9%
Cash dividends per share:	¥27	+¥1

*Forecast announced in the earnings release of April 23, 2007

Kao

Growth Strategies: Progress Made and Projections

Mid-term Growth Strategies

Profitable growth driven by high-value-added products

- ☐ Accelerate growth in the Beauty Care and Human Health Care* businesses.
- ☐ Further strengthen and develop Fabric and Home Care, a core business.
- ☐ Further enhance the Chemical business globally and locally with distinctive products that meet customer needs.

*The scope of "Human Health Care" does not include pharmaceuticals.

Kao

Business Segments and Main Product Categories

Consumer Products Business

Beauty Care

1H / FY2007 Sales: ¥311.6 billion
[+10.3% year-on-year / Share of net sales: 47.6%]

Beauty salon products
Prestige cosmetics
Premium skin care
Premium hair care



Consumer Products Business

Human Health Care

1H / FY2007 Sales: ¥94.7 billion
[+4.1% year-on-year / Share of net sales: 14.5%]

Functional food and beverages
Oral care
Blood circulation enhancement products
(incl. bath additives and thermal pads)
Sanitary products



Consumer driven

Consumer Products Business

Fabric and Home Care

1H / FY2007 Sales: ¥137.7 billion
[+2.5% year-on-year / Share of net sales: 21.1%]

Laundry detergents and fabric treatments
Products for kitchen, bath, toilet and living room care


New
アタック

Chemical Business

Chemical

1H / FY2007 Sales : ¥126.5 billion
[+16.1% year-on-year / Share of net sales: 16.8%]

Oleo chemicals
Performance chemicals
Specialty chemicals



*FY2007 sales forecasts include inter-segment sales. Share of net sales is calculated based on sales to customers.

Kao

Beauty Care Business

Proposals for total beauty

1H/FY2007 Topics

- A new hair care brand, *Segreta*, strengthened Kao's number-one position* in the shampoo/conditioner market in Japan.
- *Bioré Melting Liquid Makeup Remover* and *Bioré U* body cleansers contributed to a good performance in premium skin care.
- Kanebo Cosmetics performed in line with our expectations, while *Kao Sofina* sales were down slightly from the previous fiscal year due to a soft mid-priced cosmetics market.
- In Asia, *Bioré* performed well in Taiwan, Indonesia and other countries. Kao introduced a new *Asience* variant in Taiwan and Hong Kong in May.

2H/FY2007 Topics

- In premium hair care, Kao will strengthen its number-one position* in the shampoo/conditioner market by enhancing its unique hair care brands, including a re-launch of an improved *Asience* hair care brand in response to intensifying competition.
- *Bioré* brand products will continue to contribute to sales growth in premium skin care.
- Kao will strengthen *est* prestige cosmetics, while Kanebo Cosmetics will promote the creation of mega brands.

* Source: SRI POS data



Segreta hair care produc



Bioré Melting Liquid Makeup Remover and *Bioré U* body cleansers



Improved *Asience* hair care brand



est makeup series

Kao

Kanebo Cosmetics

1H/FY2007 Topics



Impress



KATE

Net sales (Jan-Jun): approximately ¥110 billion (+5% year-on-year)

-Reference/ (Feb-Jun FY2006: ¥90+ billion)

Operating margin (Jan-Jun): approximately 5%

-Reference/ (Feb-Jun FY2006: 9%+)

- High-end prestige brands such as *Impress* and *LUNASOL* and self-selection brands such as the *KATE* makeup series performed well in Japan.
- Increase in number of outlets in China in line with projections.
- Various collaborative activities to realize synergies within the Kao Group, including optimized media buying.

DEW SUPERIOR



COFFRET D'OR



SENSAI
Cellular Performance

2H/FY2007 Topics

-Forecast-

Net sales (Jan-Dec): ≥ ¥220 billion (+3-4% year-on-year)

Operating margin (Jan-Dec): approximately 8%

- Kanebo Cosmetics will promote the creation of mega brands in Japan: Launch of skin care brand *DEW SUPERIOR* in October and new integrated makeup brand *COFFRET D'OR* in December.
- Proactive investment in China will continue in line with projections.
- Complete renewal of a core skin care line of the super-prestige brand *SENSAI* in Europe and North America.

Kao

Human Health Care Business

Develop and launch daily health care products.

1H/FY2007 Topics

- □ *Healthya Water* sports drink product line expanded with the launch of *Muscat Flavor*, which strengthened *Healthya* brand equity.
- □ Sales of *Econa Healthy Cooking Oil* were flat.
- □ Sales of *Merries* baby diapers continued to expand as consumers recognize the brand's value.
- □ *Laurier* sanitary napkins performed well in Thailand and China.
- □ Continued strong sales of *Medicated Pyuora* oral care products contributed to good performance in personal health.

2H/FY2007 Topics

- □ Strengthen overall *Healthya* brand with the addition of *Healthya Green Tea Mellow Flavor*.
- □ Further enhance brand loyalty for *Merries* and *Laurier* through research into gentleness on the skin.
- □ Enhance the strongly performing oral care brands *Clear Clean* and *Medicated Pyuora* through product line expansion.
- □ Launch of *Megurism Steam Eye Mask* that provides comforting warmth for eyes.



Healthya Water Muscat Flavor



Medicated Pyuo



ヘルシア

Healthya Green Mellow Flavor



Megurism Stea Eye Mask

Kao

Fabric and Home Care Business

Proposals to offer pleasure and comfort for household chores

1H/FY2007 Topics

- New laundry detergent/fabric softener *Style Fit* was launched to respond to the lifestyles of young housewives.
- In Thailand, *Attack* laundry detergent expanded its product lineup with the launch of *Attack Soft Plus.*
- Launch of *Resesh Antiseptic EX* fabric freshener, which meets emerging consumer needs in such areas as hygiene, safety, environment and aroma.

2H/FY2007 Topics

- Kao will further strengthen laundry detergents by expanding its product lineup to meet diverse consumer needs.
- Kao will create mega brands and refresh existing brands in the home care category.
- Kao will take countermeasures to rising raw material prices including further promotion of Total Cost Reduction activities.



Style Fit laundry detergent/fabric softener



Attack Soft Plus in Thailar



Resesh Antiseptic EX fabric freshener

Kao

Chemical Business

Further enhance the Chemical business globally and locally with distinctive products that meet customer needs.

1H/FY2007 Topics

- Expanded production capacity in the Philippines contributed to sales volume growth for fatty alcohols.
- Momentum continued in North America and Europe due to timely capital investment in production facilities for fatty amines, toner and toner binder for copiers and printers, and other products.
- Due to rising raw material prices, Kao carried out price increases for chemical products such as fatty alcohols globally.



Fatty alcohol production facilities in the Philippines

2H/FY2007 Topics

- High-value-added specialty chemicals are an area of focus. Kao will respond to customers' needs and expand sales by collaborating with rapidly growing industries.
- Kao will further strengthen performance chemicals through increased functionality and low-cost operations.
- Oleo chemicals will continue responding to higher raw material prices through various means such as sales expansion, cost reduction and efforts to increase sales prices.

Kao

Consumer Products Business in Asia*

Expand sales substantially and improve profitability.

1H/FY2007 Topics

- Integration of business operations in Asia, including Japan, enabled solid sales expansion in countries such as Thailand, Indonesia and China.
- Kao launched *Asience Moisture Balance* shampoo/conditioner in Taiwan and Hong Kong and conducted aggressive marketing to strengthen the *Asience* brand.
- *Attack Softener-in* laundry detergent was launched in China.

2H/FY2007 Topics

- Kao will launch a new laundry detergent variant under the *Attack* brand in Indonesia.
- Kao will aggressively introduce value-added products for *Laurier* sanitary napkins and *Bioré* skin care.

*Excludes prestige cosmetics.



The new *Asience* hair ca
series on a store shelf in
Hong Kong



Attack Softener-in
laundry detergent


Safety Fit

Laurier Safety Fit
pantyliners

Kao

Use of Increased Free Cash Flow*

Annual free cash flow has increased to about ¥100 billion with the addition of Kanebo Cosmetics.

1. Capital expenditures and M&A for future growth

2. Steady and continuous cash dividends, aiming for a consolidated payout ratio at the 40% level

3. Repayment of interest-bearing debt including borrowings and share repurchases

*Free cash flow = Net cash provided by operating activities – Net cash used in investing activities

Kao

FY2007 Forecast

Kao

Aiming for Mid- and Long-term Profitable Growt

FY2007 strategy and factors impacting profits

1. Major proactive investments
   - ☐ Consumer products business in Japan: Aggressive marketing expenditures for sales expansion by nurturing high-value-added products
   - ☐ Prestige cosmetics: Proactive investments in China and other areas

	Estimated impact on profit
2. Impact of higher raw material prices in Japan	approximately -¥14.0 billion
3. Total Cost Reduction (TCR) activities	approximately +¥6.0 billion

FY2007 operating income forecast: ¥114.0 billion

Exceed record operating income of ¥121.3 billion as early as possible after FY2008

Kao

FY2007 Forecast

Aim to achieve the initial profit forecast of FY2007* and further increase profit by absorbing higher raw material costs through sales expansion and cost reduction.

		Year-on-year
Net sales:	¥1,310.0 billion	+6.3%
Operating income:	¥114.0 billion	-5.7%
Ordinary income:	¥111.0 billion	-7.6%
Net income:	¥66.0 billion	-6.4%
EBITDA:	¥206.0 billion	-3.3%
ROE**:	11.4%	-170 bps
Net income per share**:	¥121.43	-6.2%
Cash dividends per share:	¥54	+¥2
Payout ratio:	44.5%	

* Forecast announced in the earnings release of April 23, 2007

** ROE and net income per share are calculated reflecting the purchase of the Company's stock from the market that will be up to 4.6 million shares or 15 billion yen during the period from October 24 to December 19, 2007.

Kao

Exhibit A-4

Semi-Annual Financial Review

From April 1, 2007 to September 30, 2007

Kao Corporation

October 23, 2007

This is a translation of materials used for the analyst meeting held in Japan on October 23, 2007.

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2007. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)

1. Business Environment

April 1, 2007 – September 30, 2007

Household Expenditure Survey

by Ministry of Public Management, Home Affairs, Posts and Telecommunicatio


(%)
10
5
0
-5
-10
All household
FY2007
FY01
FY02
FY03
FY04
FY05
FY06
4/07
5/07
6/07
7/07
8/07

(Percent change from a year earlier)

Average Consumer Purchase Price

15 Major Consumer Products Categories* (All manufactures)



Index
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
93
94
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05
2H/FY05
1H/FY06
2H/FY06
1H/FY07

*Consumer products categories do not include prestige cosmetics.

(Source: SRI POS data)

Kao

2. Consolidated Business Results

April 1, 2007 – September 30, 2007

1st Half/FY2007 Consolidated Results

Billion yen	1H/FY05	1H/FY06	1H/FY07	Growth	Changes
Net Sales	483.0	602.5	654.4	8.6%	+51.9
Operating Income	63.0	58.4	55.5	-4.9%	-2.8
Operating Margin	*13.1%*	*9.7%*	*8.5%*		
Ordinary Income	63.6	58.4	55.0	-5.9%	-3.4
Net Income	38.4	29.5	29.3	-0.9%	-0.2
EBITDA	90.7	102.1	100.9	-1.2%	-1.1
EPS (yen)	70.75	54.26	53.77	-0.9%	-0.49

Kao

Consolidated Net Sales [1]

	1st Half/FY2006	1st Half/FY2007		
	Billion yen	Billion yen	%	
			Growth	Like-for-lik
Beauty Care Business	201.4	224.3	11.4	11.[illegible]
Human Health Care Business	84.5	86.6	2.5	2.[illegible]
Fabric and Home Care Business	122.9	123.0	0.1	0.[illegible]
Japan Total	**408.8**	**434.0**	6.2	6.[illegible]
Asia & Oceania	34.1	42.1	23.4	12.[illegible]
North America & Europe	71.0	76.2	7.4	-0.[illegible]
Elimination	-5.9	-8.2	-	-
Consumer Products Business	**508.1**	**544.2**	7.1	5.[illegible]

*Like-for-like: excludes currency translation impact

Kao

Consolidated Net Sales [2]

	1st Half/FY2006	1st Half/FY2007		
	Billion yen	Billion yen	%	
			Growth	Like-for-like
Japan	57.8	61.7	6.8	6.8
Asia	26.4	33.9	28.1	17.7
North America & Europe	40.5	49.5	22.2	11.7
Elimination	-15.9	-18.7	-	-
Chemical Business	108.9	126.5	16.1	10.8
Elimination	-14.5	-16.2	-	-
Consolidated Sales	602.5	654.4	8.6	6.2

*Like-for-like: excludes currency translation impact

Kao

Consolidated Income Statements

	1H/FY2006		1H/FY2007		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Net Sales	602.5	100.0	654.4	100.0	51.9
Cost of Sales	244.9	40.7	272.8	41.7	27.8
Gross Profit	357.5	59.3	381.6	58.3	24.0
SG&A Expenses**	299.1	49.6	326.0	49.8	26.9
Operating Income	58.4	9.7	55.5	8.5	-2.8
Non-operating Income/Expenses	0.0	0.0	-0.5	-0.1	-0.5
Ordinary Income	58.4	9.7	55.0	8.4	-3.4
Extraordinary Income & Loss	-1.2	-0.2	-1.1	-0.2	0.1
Income Before Taxes	57.2	9.5	53.9	8.2	-3.3
Income Taxes	27.2	4.5	24.0	3.7	-3.1
Equity Items & Others (Minus)	0.4	0.1	0.5	0.0	0.1
Net Income	29.5	4.9	29.3	4.5	-0.2

* Changes = 1H/FY2007 – 1H/FY2006

** Amortization related to Kanebo Cosmetics
1H/FY2007: 13.6 billion yen, 1H/FY2006: 13.0 billion yen

Consolidated Cost of Sales and SG&A to Net Sales



%
Cost of Sales
SG&A
%
Operating Margin
55
50
45
40
35
30
40
30
20
10
0
Cost of Sales ratio
(left scale)
47.2
49.3
49.8
43.6
43.8
44.0
42.9
43.1
43.2
43.6
40.9
41.7
SG&A ratio
(left scale)
13.3
13.0
12.4
9.9
9.8
8.5
Operating Margin
(right scale)
FY98
99
00
01
02
03
04
05
06
1H/FY07

Kao

Breakdown of Consolidated SG&A Expenses

(Billion yen)

	1H/FY2006	1H/FY2007	Changes*
Total SG&A Expenses	299.1	326.0	26.9
Freight/Warehouse	33.5	36.8	3.3
Advertising	51.1	52.7	1.5
Sales Promotion	33.1	39.4	6.2
Salaries and Wages	57.0	64.2	7.2
R&D	21.2	22.6	1.3

* Changes = 1H/FY2007 – 1H/FY2006

Sales and Operating Income by Business

		Net Sales*				Operating Income		
		1H/FY2006 Billion yen	1H/FY2007 Billion yen	Changes Billion yen	% Growth	1H/FY2006 Billion yen	1H/FY2007 Billion yen	Changes Billion yen
Beauty Care Business		282.6	**311.6**	29.0	10.3	11.9	**10.0**	-1.9
	% to Net Sales					*4.2%*	*3.2%*	
Human Health Care Business		91.0	**94.7**	3.7	4.1	4.8	**6.5**	1.6
	% to Net Sales					*5.4%*	*6.9%*	
Fabric and Home Care Business		134.4	**137.7**	3.3	2.5	29.7	**29.9**	0.1
	% to Net Sales					*22.1%*	*21.7%*	
Chemical Business		108.9	**126.5**	17.5	16.1	11.7	**8.9**	-2.8
	% to Net Sales					*10.8%*	*7.1%*	

*Before elimination of intersegment transfers

Kao

Sales and Operating Income by Geography

		Net Sales*				Operating Income		
		1H/FY2006 Billion yen	1H/FY2007 Billion yen	Changes Billion yen	% Growth	1H/FY2006 Billion yen	1H/FY2007 Billion yen	Change: Billion yei
Japan		454.5	482.0	27.4	6.0	51.6	50.2	-1.:
	% to Net Sales					*11.4%*	*10.4%*	
Asia & Oceania		59.7	75.0	15.2	25.5	1.0	-1.0	-2.'
	% to Net Sales					*1.8%*	*-1.4%*	
North America		53.8	56.6	2.7	5.2	3.4	3.2	-0.'
	% to Net Sales					*6.4%*	*5.7%*	
Europe		63.3	74.2	10.8	17.2	1.9	2.2	0.:
	% to Net Sales					*3.1%*	*3.0%*	

*Before elimination of intersegment transfers

Kao

Consolidated Operating Income

1H/FY06		1H/FY07
58.4	→	55.5 Billion yen

Change -2.8 Billion yen -4.9%

Beauty Care	-1.9
Human Health Care	+1.6
Fabric and Home Care	+0.1
Chemical	-2.8
Total	-2.8

Japan	-1.3
Asia & Oceania	-2.1
North America	-0.1
Europe	+0.3
Total	-2.8

*The figures of each segment are before elimination and "Total" includes elimination.

Kao

Consumer Products Business

Asia and Oceania


Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
80
60
40
20
0
9
6
3
0
-3
1H/FY06
1H/FY07

North America & Europe


100
80
60
40
20
0
10
5
0
1H/FY06
1H/FY07

Chemical Business

Asia


100
80
60
40
20
0
10
5
0
1H/FY06
1H/FY07

North America & Europe


100
80
60
40
20
0
10
5
0
1H/FY06
1H/FY07

Consolidated Ordinary Income

1H/FY06		1H/FY07
58.4	→	55.0 Billion yen

Change -3.4 Billion yen -5.9%

1. Operating income	-2.8
2. Equity earnings/losses	+0.0
3. Forex gains/losses	+0.1
4. Net interest expense	-0.8
5. Other non-operating items	+0.1
Total	-3.4

Kao

Consolidated Income Before Taxes

1H/FY06		1H/FY07
57.2	⇨	53.9 Billion yen
Change	-3.3 Billion yen	-5.8%

1. Ordinary income	-3.4
2. Gain on sale or disposal of fixed assets	-0.1
3. Gain on sale of investment securities	-0.0
4. Loss on sale or disposal of fixed assets	+0.4
5. Impairment loss	-0.2
6. Other	-0.0
Total	-3.3

Kao

Consolidated Balance Sheets

(Billion yen)

	Mar/07	Sep/07	Changes		Mar/07	Sep/07	Changes
Current Assets	402.2	444.0	41.8	Current Liabilities	308.6	334.7	26.0
Cash and Bank Deposits	49.9	47.4	-2.4	Notes and Accounts Payable	110.1	119.0	8.9
Notes and Accounts Receivable	158.4	162.4	3.9	Short-term Debt (incl. Current Portion of Long-term Debt)	43.9	49.3	5.3
Short-term Investments	36.2	60.3	24.0	Other Accounts Payable	28.9	29.2	0.3
Inventories	112.1	126.2	14.0	Accrued Expenses	85.7	94.3	8.5
Others	45.4	47.6	2.1	Others	39.8	42.7	2.9
Fixed Assets	845.5	827.9	-17.5	Long-term Liabilities	364.3	335.3	-29.0
Tangible Assets	289.0	289.2	0.2	Long-term Debt/Straight Bond	311.7	280.9	-30.8
Intangible Assets	442.4	424.5	-17.9	Others	52.6	54.4	1.7
Investments	114.0	114.1	0.1	Total Liabilities	673.0	670.0	-2.9
Deferred Assets	0.0	0.0	0.0				
				Shereholders' equity	573.5	588.8	15.3
				-Common Stock	*85.4*	*85.4*	-
				-Capital Surplus	*109.5*	*109.6*	0.0
				-Retained Earnings	*388.5*	*403.7*	15.1
				-Treasury Stock, at Cost	*-10.0*	*-9.8*	0.1
				Adjustment for Valuation, Foreign Currency Translation and Other	-9.0	2.2	11.2
				- Unrealized Gain on Available-for-Sale Securities	*4.6*	*4.0*	-0.6
				- Foreign Currency Translation Adjustments	*-13.6*	*-1.7*	11.8
				Stock Acquisition Rights	0.3	0.5	0.2
				Minority Interests	9.9	10.2	0.3
				Total Net Assets	574.7	601.9	27.2
Total Assets	1,247.7	1,272.0	24.2	Total Liabilities and Total Net Assets	1,247.7	1,272.0	24.2

Statements of Cash Flows

(Billion yen)

	1H/FY06	1H/FY07	Changes
Operating activities	85.7	88.6	2.8
Investing activities	-30.0	-25.7	4.2
Financing activities	-46.8	-41.8	5.0
Translation adjustments on cash and cash equivalents	-1.3	2.1	3.4
Net Increase/(decrease) in cash and cash equivalents	7.4	23.1	15.7
Cash and cash equivalents, beginning of year	67.5	88.1	20.6
Cash and cash equivalents, end of priod	74.9	111.3	36.3
Total Debt, end of period	376.9	330.2	-46.6

<Investing Activities>

Capital expenditures:
- Production facilities for new products
- Production capacity expansion etc.

Share Repurchase

Aggregate to September 2007
114.3 MM shares
303.7 Billion yen


(Million Shares)
35
30
25
20
15
10
5
0
10.0
10.0
19.9
29.1
16.0
27.3
2.0
0.0
0.0
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
1H/FY07

	FY1999	FY2000	FY2001	FY2002	FY2003	FY2004	FY2005	FY2006	1H/FY07
Billion yen	29.5	28.6	56.7	77.1	36.7	69.9	5.0	0.0	0.0

* Share repurchase from the market

3. Forecast for FY 2007

Consolidated Sales and Profit Forecast

	FY2005		FY2006 *2		FY2007(F) *1 *3	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	971.2	3.7	1,231.8	26.8	**1,310.0**	6.3
Operating Income	120.1	-1.0	120.8	0.6	**114.0**	-5.7
[% to Sales]	12.4%		9.8%		8.7%	
Ordinary Income	121.9	-2.7	120.1	-1.5	**111.0**	-7.6
[% to Sales]	12.6%		9.8%		8.5%	
Net Income	71.1	-1.4	70.5	-0.9	**66.0**	-6.4
[% to Sales]	7.3%		5.7%		5.0%	

Net Income per Share (yen) *4	130.58	-0.4	129.41	-0.9	**121.43**	-6.2
ROE *4	14.9%		13.1%		**11.4%**	
EBITDA (Operating Income + Depr. & Amort.)	180.8	1.5	213.0	17.8	206.0	-3.3
Cash dividends per Share (yen)	50.0	31.6	52.0	4.0	54.0	3.8

*1 Exchange rate assumptions: 120 yen/USD, 160 yen/Euro

*2 Kanebo Cosmetics: Net sales = ¥200+ billion / operating margin = approximately 10%; amortization related to Kanebo Cosmetics: ¥26.7 billion

*3 Kanebo Cosmetics: Net sales = ¥220+ billion / operating margin = approximately 8%; amortization related to Kanebo Cosmetics: ¥27.4billion

*4 ROE and net income per share are calculated reflecting the purchase of the Company's stock from the market that will be up to 4.6 million shares or 15 billion yen during the period from October 24 to December 19, 2007.

Sales Outlook by Segment – FY2007

<Billion yen>

Consolidated Net Sales 1,310 +6.3%

By Business

Beauty Care	625	+7.0%
Human Health Care	190	+3.5%
Fabric and Home Care	275	+2.0%
Chemical	255	+14.0%

By Geography

Japan	958	+3.7%
Asia & Oceania	150	+19.1%
North America	110	+3.1%
Europe	155	+14.0%

Kao

Sales Outlook – FY2007
- Consumer Products Business in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2006 Actual	**FY2007 Actual**	% Growth	FY2006 Actual	**FY2007 Forecast**	% Growth
Beauty Care	201.4	224.3	11.4%	416.0	440.0	5.7%
Human Health Care	84.5	86.6	2.5%	170.0	174.0	2.3%
Fabric and Home Care	122.9	123.0	0.1%	245.2	247.0	0.7%
Consumer Products Business	408.8	434.0	6.2%	831.3	861.0	3.6%

Major Assumptions for FY2007 Forecast

◇ **Sales price in Consumer Products Business in Japan remains almost flat**

◇ **Major proactive investments:**
- Consumer products business in Japan: Aggressive marketing expenditures for sales expansion by nurturing high-value-added products
- Prestige cosmetics: Proactive investments in China and other areas

	Estimated impact on profit
◇ **Impact of higher raw material prices in Japan**	**approximately -¥14.0 billion**
◇ **Total Cost Reduction (TCR) activities**	**approximately +¥6.0 billion**

Exchange rate assumptions

◇ **120 yen/USD**
◇ **160 yen/Euro**

Kao

Net Sales and Operating Income Outlook by Business

	Net sales	Operating Income
Beauty Care	+7.0%	Decrease
Human Health Care	+3.5%	Flat
Fabric and Home Care	+2.0%	Flat
Chemical	+14.0%	Decrease

Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
1,400
1,200
1,000
800
600
400
200
0
Operating Margin
865.2
902.6
936.8
971.2
1,231.8
1,310.0
114.9
119.7
121.3
120.1
120.8
114.0
13.3%
13.3%
13.0%
12.4%
9.8%
8.7%
FY02
03
04
05
06
07(F)
Operating Income
Billion yen
240
220
200
180
160
140
120
100
80
60
40
20
0
Net Sale
Operatin
Income

EBITDA


Billion yen
Operating Income
Depr. & Amort.
250
200
150
100
50
0
173.2
58.3
114.9
177.8
58.1
119.7
178.1
56.7
121.3
180.8
60.7
120.1
213.0
92.1
120.8
206.0
92.0
114.0
FY02
03
04
05
06
07(F)

Kao

ROE & ROA



(%)
20
15
10
5
0
14.6
14.6
15.7
17.0
17.7
14.9
12.8
9.7
8.9
12.7
13.1
14.2
15.5
16.5
13.1
11.4
ROE
ROA
FY00
01
02
03
04
05
06
07(F)

ROA: Ordinary Income / Total assets

Net Income per Share



Net Income (Billion yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income
Net Income per Share
Net Income per Share (yen)
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
59.4
60.2
62.4
65.3
72.1
71.1
70.5
66.0
96.7
100.4
108.1
119.1
131.2
130.6
129.4
121.4
615
600
577
548
550
544
544
543
FY00
01
02
03
04
05
06
07(F)

* Net income per share and weighted average number of share outstanding are calculated reflecting the purchase of the Company's stock from the market that will be up to 4.6 million shares or 15 billion yen during the period from October 24 to December 19, 2007.

Kao

Cash Dividends per Share


(Yen)
60
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
54.00
FY88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07(F)

*Impacts of share splits are retroactively reflected.

Capital Expenditures


(Billion yen)
250
200
150
100
50
0
Parent
Subsidiaries
84.5
56.3
28.2
51.8
17.9
33.9
54.3
23.1
31.2
203.5
Intellectual property rights of Kanebo Cosmetics
55.5
20.1
35.4
70.1
38.9
31.2
55.0
24.0
31.0
FY02
03
04
05
06
07(F)

*Payment for purchase of newly consolidated subsidiaries (net of cash acquired) is not included.

Quarterly Consolidated Sales and Profit Forecast


(Billion yen)
Operating Income 2006
Operating Income 2007
Net Sales 2006
Net Sales 2007
1,310.0
1,231.8
931.6
654.4
602.5
318.2
283.8
24.1
25.6
58.4
55.5
98.1
120.8
114.0
3 months
6 months
12 months

Kao

Non-consolidated Sales and Profit Forecast

	FY2005		FY2006*		FY2007(F)*	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	688.5	-0.9	709.5	3.0	725.0	2.2
Operating Income	90.5	-7.6	78.6	-13.2	78.0	-0.8
[% to Sales]	13.2%		11.1%		10.8%	
Ordinary Income	100.1	-4.2	84.9	-15.2	85.0	0.1
[% to Sales]	14.5%		12.0%		11.7%	
Net Income	64.1	2.6	57.6	-10.1	48.0	-16.7
[% to Sales]	9.3%		8.1%		6.6%	
Net Income per Share (yen)	117.61	3.5	105.68	-10.1	88.22	-16.5
ROE	14.1%		11.8%		9.5%	
EBITDA (Operating Income + Depr. & Amort.)	131.7	-4.9	133.4	1.3	131.0	-1.8

* The figures include amortization of intellectual property rights, financing costs and others related to Kanebo Cosmetics.

Kao

Kao

Exhibit B-1

平成20年３月期　中間決算短信

平成19年10月23日

上場会社名	花王株式会社	上場取引所	東証一部
コード番号	4452	URL	http://www.kao.co.jp/
代表者	代表取締役　社長執行役員　尾崎　元規		
問合せ先責任者	会計財務部門　管理部長　青木　和義	TEL	03-3660-7111
半期報告書提出予定日	平成19年11月15日	配当支払開始予定日	平成19年12月３日

（百万円未満切捨て）

１．平成19年９月中間期の連結業績（平成19年４月１日 ～ 平成19年９月30日）

(1) 連結経営成績　（%表示は対前年中間期増減率）

	売上高		営業利益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年９月中間期	654,464	8.6	55,551	△4.9	55,034	△5.9	29,316	△0.9
18年９月中間期	602,538	24.7	58,426	△7.4	58,480	△8.1	29,571	△23.2
19年３月期	1,231,808	－	120,858	－	120,176	－	70,527	－

	１株当たり中間（当期）純利益	潜在株式調整後１株当たり中間（当期）純利益
	円 銭	円 銭
19年９月中間期	53.77	53.72
18年９月中間期	54.26	54.22
19年３月期	129.41	129.29

（参考）持分法投資損益　19年９月中間期 △397百万円　18年９月中間期 △438百万円　19年３月期 △703百万円

(2) 連結財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円 銭
19年９月中間期	1,272,067	601,983	46.5	1,084.24
18年９月中間期	1,227,062	533,187	42.8	962.65
19年３月期	1,247,797	574,751	45.2	1,035.66

（参考）自己資本　19年９月中間期591,131百万円　18年９月中間期524,607百万円　19年３月期564,531百万円

(3) 連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
19年９月中間期	88,612	△25,781	△41,813	111,319
18年９月中間期	85,729	△30,079	△46,848	74,987
19年３月期	164,977	△63,227	△83,665	88,154

２．配当の状況

	１株当たり配当金		
（基準日）	中間期末	期末	年間
	円 銭	円 銭	円 銭
19年３月期	26.00	26.00	52.00
20年３月期	27.00	－	54.00
20年３月期（予想）	－	27.00	

３．平成20年３月期の連結業績予想（平成19年４月１日 ～ 平成20年３月31日）

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円 銭
通期	1,310,000	6.3	114,000	△5.7	111,000	△7.6	66,000	△6.4	121.43

4．その他

(1) 期中における重要な子会社の異動

（連結範囲の変更を伴う特定子会社の異動）　：有

新規　0社　　除外　1社（社名　花王化粧品販売㈱）

（注）詳細は、9ページ「企業集団の状況」をご参照ください。

(2) 中間連結財務諸表作成に係る会計処理の原則・手続、表示方法等の変更（中間連結財務諸表作成のための基本となる重要な事項の変更に記載されるもの）

① 会計基準等の改正に伴う変更　：無

② ①以外の変更　：無

(3) 発行済株式数（普通株式）

① 期末発行済株式数（自己株式を含む）　19年９月中間期 549,443,701株　18年９月中間期 549,443,701株　19年３月期 549,443,701株

② 期末自己株式数　19年９月中間期 4,241,155株　18年９月中間期 4,484,531株　19年３月期 4,349,692株

（注）１株当たり中間（当期）純利益（連結）の算定の基礎となる株式数については、38ページ「１株当たり情報」をご参照ください。

（参考）個別業績の概要

1．平成19年９月中間期の個別業績（平成19年４月１日 ～ 平成19年９月30日）

(1) 個別経営成績　（%表示は対前年中間期増減率）

	売上高		営業利益		経常利益		中間（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年９月中間期	366,680	2.8	40,850	1.6	46,606	3.6	24,496	19.4
18年９月中間期	356,676	2.1	40,211	△17.5	44,985	△16.5	20,515	△42.1
19年３月期	709,554	―	78,613	―	84,951	―	57,653	―

	１株当たり中間（当期）純利益
	円　銭
19年９月中間期	44.89
18年９月中間期	37.61
19年３月期	105.68

(2) 個別財政状態

	総資産	純資産	自己資本比率	１株当たり純資産
	百万円	百万円	%	円　銭
19年９月中間期	1,014,639	514,159	50.6	940.97
18年９月中間期	1,035,436	480,809	46.4	880.81
19年３月期	1,008,757	503,741	49.9	922.64

（参考）自己資本　19年９月中間期513,561百万円　18年９月中間期480,507百万円　19年３月期503,440百万円

2．平成20年３月期の個別業績予想（平成19年４月１日 ～ 平成20年３月31日）

（%表示は対前期増減率）

	売上高		営業利益		経常利益		当期純利益		１株当たり当期純利益
	百万円	%	百万円	%	百万円	%	百万円	%	円　銭
通　期	725,000	2.2	78,000	△0.8	85,000	0.1	48,000	△16.7	88.22

※ 業績予想の適切な利用に関する説明、その他特記事項

1．本資料に記載されている業績見通し等の将来に関する記述は、本資料の発表日現在の将来に関する前提・見通し・計画に基づく予測が含まれております。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。
なお、連結業績予想に関する定性的情報は、3ページから6ページの「1．経営成績」をご参照ください。

2．平成19年10月23日開催の取締役会において、会社法の規定に基づき、自己株式を取得することを決議いたしました。（平成19年10月23日公表の「自己株式の取得に関するお知らせ」をご参照下さい。）
なお、「3．平成20年３月期の連結業績予想」及び「（参考）個別業績の概要　2．平成20年３月期の個別業績予想」の１株当たり当期純利益は、当該自己株式取得の影響を考慮しております。

1．経営成績

(1) 経営成績に関する分析

（当中間期の経営成績）

（億円）　　（円）

	売上高	営業利益	経常利益	中間純利益	1株当たり中間純利益
平成19年9月中間期	6,544	555	550	293	53.77
平成18年9月中間期	6,025	584	584	295	54.26
伸　長　率	8.6%	△4.9%	△5.9%	△0.9%	△0.9%

1．当中間期における業績全般の動向

我が国の経済は、企業収益の改善や設備投資の増加など、民間需要に支えられて回復基調が続いています。また、雇用情勢も厳しさがあるものの改善傾向が続いており、個人消費も底堅く推移しています。海外は、中国などアジア諸国での景気拡大や欧州での景気回復もありますが、米国では住宅建設の減少などにより、景気回復が緩やかになりつつあります。

このような環境の中で、当社グループは、商品の高付加価値化による“利益ある成長”の達成をめざし、市場の活性化を図ってきました。

売上高は、各事業が新製品の寄与などにより概ね順調に推移したこと、及びカネボウ化粧品の連結対象期間が前年同期の5ヶ月間から6ヶ月間となったことなどにより、前年同期より519億円増加し6,544億円（前年同期比＋8.6%）となりました。なお、海外売上高の円安による為替変動の影響（＋143億円）を除いた実質的な伸長率は6.2%でした。

売上原価は、前年同期の2,449億円から278億円増加し、2,728億円となりました。コストダウン活動を一層推進しましたが、売上数量の伸びによる増加のほかに、天然油脂や石油化学原料を中心とした原材料価格が大幅に上昇したことなどで増加しました。この結果、**売上総利益**は、前年同期に比べ6.7%、240億円増加の3,816億円となりました。

販売費及び一般管理費は、前年同期に比べて9.0%、269億円増加し、3,260億円となりました。主な要因は、戦略的なマーケティング費用の投下や、カネボウ化粧品の連結対象期間の影響、及び売上数量の伸びや燃料費の上昇に伴う荷造発送費の増加です。

以上の結果、**営業利益**は前年同期の584億円から28億円減少し、555億円（前年同期比△4.9%）となりました。

営業外損益は、収益と費用がほぼ同額だった前年同期に対し、5億円の損失（純額）となりました。これは、借入金や社債の支払利息の増加が主な要因です。

この結果、**経常利益**は前年同期の584億円から34億円減少し、550億円（対前年同期△5.9%）となりました。

特別損益は、前年同期の12億円の損失（純額）から11億円の損失（純額）となりました。その結果、**税金等調整前中間純利益**は539億円（対前年同期△33億円）となりました。

税金費用は、前年同期においては繰延税金資産の取り崩しによる影響が大きく、税効果会計適用後の法人税等の負担率は47.6%でしたが、当中間期は44.6%となりました。その結果、**中間純利益**は293億円（対前年同期△2億円）となりました。**1株当たり中間純利益**は53.77円／株となり、前年同期の54.26円／株より0.49円／株下がりました。

当社が経営指標としているＥＶＡ（**経済的付加価値**）は、資本効率性を維持しながらも、原材料価格が大幅に上昇したことの影響を受けて税引後営業利益が減少したことにより、前年同期より減少しました。

当中間期の海外子会社等の財務諸表項目（収益及び費用）の主要な為替換算レートは120.50円／米ドル、160.63円／ユーロでした。

2．当中間期のセグメント別の動向

（事業別業績）　　（億円）

	売上高				営業利益		
	前中間期	当中間期	伸長率（%）	補正後*	前中間期	当中間期	増　減
ビューティケア事業	2,826	3,116	10.3	8.0	119	100	△19
ヒューマンヘルスケア事業	910	947	4.1	3.3	48	65	16
ファブリック＆ホームケア事業	1,344	1,377	2.5	1.3	297	299	1
コンシューマープロダクツ事業計	5,081	5,442	7.1	5.4	465	465	△0
ケミカル事業	1,089	1,265	16.1	10.8	117	89	△28
消　　去	△145	△162	−	−	0	0	0
連　　結	6,025	6,544	8.6	6.2	584	555	△28

*売上高伸長率の「補正後」の値は、海外売り上げの為替レート変動による差異を補正した場合の伸長率

（所在地別業績）　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　　（億円）

	売上高				営業利益		
	前中間期	当中間期	伸長率（%）	補正後*	前中間期	当中間期	増減
日本	4,545	4,820	6.0	6.0	516	502	△13
アジア	597	750	25.5	15.0	10	△10	△21
米州	538	566	5.2	0.8	34	32	△1
欧州	633	742	17.2	4.8	19	22	3
小計	6,315	6,879	－	－	580	546	△33
消去	△290	△334	－	－	3	8	5
連結	6,025	6,544	8.6	6.2	584	555	△28

*売上高伸長率の「補正後」の値は、海外売り上げの為替レート変動による差異を補正した場合の伸長率

コンシューマープロダクツ事業

売上高は、前年同期に対して7.1%増の5,442億円となりました。国内市場ではトイレタリー主要製品の消費者購入単価が前年同期と比べて改善しております。当社グループは、市場の変化に対応した高付加価値新製品の上市や既存品の改良発売、家庭用製品と化粧品（花王ソフィーナ）の販売会社統合及び店頭展開活動などを一層強化したことによって、売上高が6.2%増の4,340億円となりました。アジアでは日本を含めた一体運営の推進や構造改革による販売力の強化などの効果が現われ、売上高は23.4%（為替変動の影響を除くと実質+12.9%）と大幅増の421億円となりました。欧米では市場競争激化の影響を受けましたが、売上高は762億円となり、7.4%伸長しました（為替変動の影響を除くと実質△0.1%）。

営業利益は、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を受けましたが、国内外で成長のための積極的なマーケティング活動を実施し、それによる増収効果やコストダウンを一層推進したことにより、前年同期とほぼ横ばいの465億円となりました。

【ビューティケア事業】

売上高は、前年同期に対して10.3%増の3,116億円となりました。

国内の売上高は、11.4%増の2,243億円となりました。プレステージ化粧品は、市場が横ばいに推移する中、「インプレス」、「ルナソル」、「エスト」、「アルブラン」などのカウンセリングブランドと、「ケイト」、「フレッシェル」、「エビータ」などのセルフブランドが、ともに好調に推移しました。プレミアムスキンケア製品では、新製品「メイクとろけるリキッド」を追加した「ビオレ」ブランドが、ＵＶケアやデオドラントシートなどでも大きな伸長を示し、全身洗浄料「ビオレｕ」も大変好調でした。プレミアムヘアケア製品では、新ヘアケアブランド「セグレタ」や新発想のダメージケアを提案した「エッセンシャル ダメージケア」、さらにはヘアメイクブランドの「リーゼ」、泡による簡便さと仕上がりの美しさを提案したヘアカラー「プリティア」などが、消費者の高い支持を得て、売り上げを大幅に伸ばしました。

アジアの売り上げは、好調に推移しました。プレステージ化粧品では、中国での百貨店、高級薬局流通チャネルを中心に積極的な事業拡大を行っています。プレミアムスキンケア製品では、台湾やシンガポールなどで「ビオレ」ブランドにＵＶケア品の追加を行いました。またプレミアムヘアケア製品では、台湾、香港で「アジエンス」ブランドに保湿新ラインを追加発売しました。

欧米の売り上げは、為替の影響を除くとほぼ横ばいに推移しました。プレミアムスキンケア製品は「ジャーゲンズ」、「キュレル」などのブランドで新製品を追加発売しました。またプレミアムヘアケア製品を展開する「ジョン・フリーダ」ブランドは、欧州で順調な伸びを示しましたが、米国の売り上げは競争激化の影響を強く受けて伸び悩みました。美容サロン向けブランドでは、「ＫＭＳ」は伸長したものの「ゴールドウェル」は売り上げが減少しました。「モルトン・ブラウン」は、ブランド力の強化により展開各国で大きく伸長しました。

営業利益は、競争激化の中で、将来の成長のための戦略的なマーケティング費用の投入を行ったことなどによって、前年同期を19億円下回る100億円となりました。

【ヒューマンヘルスケア事業】

売上高は、前年同期に対して4.1%増の947億円となりました。

国内の売上高は前年同期に対して2.5%増の866億円となりました。フード&ビバレッジ製品では、特定保健用食品の「ヘルシアウォーター」に、爽やかな甘さのマスカット味を追加発売しましたが、需要の一巡もあり売り上げは減少しました。サニタリー製品の生理用品では、オーダーメイド感覚の一体感を実現した「ロリエ スーパーガード」を改良発売しました。またベビー用紙おむつは、より肌へのやさしさを追求した商品改良によって、引き続き消費者の高い支持を得て売り上げを拡大しました。パーソナルヘルス製品の歯みがき・歯ブラシでは、口内環境浄化を訴求した「薬用ピュオーラ」が引き続き好調に推移し、売り上げを伸ばしました。

アジアでは、生理用品「ロリエ」がタイ、マレーシアや中国などの地域で、ソフトケアシリーズの改良などによって好調に推移し、売り上げを拡大しました。
営業利益は、増収効果などにより前年同期を16億円上回る65億円となりました。

【ファブリック＆ホームケア事業】
売上高は、前年同期に対して2.5%増の1,377億円となりました。
国内の売上高は前年同期に対して0.1%増の1,230億円となりました。ファブリックケア製品では、ライフスタイルの変化に伴って増加している夜に洗濯する消費者へ向けた新提案として、衣料用洗剤と柔軟仕上げ剤からなる「スタイルフィット」を新発売し、商品の高付加価値化を推進しました。しかしながら衣料用洗剤では販売価格の下げ止まりはみられるものの、一方で引き続き厳しい市場競争が続いており、売り上げはやや前年を下回りました。ホームケア製品では、新製品の自動食器洗い機用洗剤の「キュキュット パワージェル」や、昨年秋に新発売しました住居用ワイパー「クイックルワイパー ハンディ」が順調に推移し売り上げを伸ばしました。
アジアでは、タイで引き続き好調に推移している衣料用洗剤「アタック イージー」に加え、柔軟効果を付加した「アタック ソフトプラス」を新発売しました。また、中国では販売体制強化の効果が現われており、同様のコンセプトの衣料用洗剤を新発売したことに加えて、華北地区への販売地域の拡大によって売り上げを順調に伸長させました。
営業利益は、原材料価格上昇の影響を受けましたが、商品の高付加価値化やコストダウン活動を推進し、前年同期並みの299億円となりました。

ケミカル事業
ケミカル事業は、グローバルに特徴ある強い事業に引き続き注力した結果、売上高は前年同期に対して16.1%増の1,265億円となりました。
国内は前年同期に対して6.8%増の617億円となりました。油脂製品は原料価格の上昇を受けて販売価格の改定に注力しました。機能材料製品では、コンクリート用高性能減水剤やプラスチック用添加剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤、ハードディスク用研磨剤などが対象業界の在庫調整の影響を受けましたが、トナー・トナーバインダーやインクジェットプリンターインク用色材が伸び、売り上げは前年同期を上回りました。
アジアでは、売上高は前年同期に対して28.1%（為替変動の影響を除くと実質17.7%）増の339億円となりました。油脂アルコールは、需要の拡大に対応したフィリピンでの生産設備の増強により販売数量を伸ばすと同時に、原料価格上昇を受けた販売価格の改定にも努めたことで、売り上げを大幅に伸ばしました。
欧米では、売上高は前年同期に対して22.2%（為替変動の影響を除くと実質11.7%）増の495億円となりました。油脂アルコール、油脂アミン及びトナー・トナーバインダーが好調に推移しました。
営業利益は、天然油脂及び石油化学原料などの原料価格上昇の影響を受け、販売価格の改定やコストダウンなどに努めましたが、前年同期を28億円下回る89億円となりました。

（当期の見通し）

（億円）　（円）

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
平成20年3月期	13,100	1,140	1,110	660	121.43
平成19年3月期	12,318	1,208	1,201	705	129.41
伸　長　率	6.3%	△5.7%	△7.6%	△6.4%	△6.2%

1．当期における業績全般の見通し
国内経済は企業収益の好調が家計にも波及し、民間需要主導の景気回復が続くものと見込まれています。雇用情勢の改善には広がりがみられ、所得の伸びが改善すれば個人消費は増加していくものと期待されますが、消費者物価は石油関連製品価格の動向による影響を受けることが見込まれます。また、世界経済はアジアを中心として堅調に推移しておりますが、一方で原油やバイオ燃料に端を発した油脂原料の価格動向や米国のサブプライムローン問題の広がりなど、先行きの不透明感がみられます。
このような中で当社グループは、引き続き商品の高付加価値化による“利益ある成長”をめざしてまいります。**売上高**は前期より781億円増加の1兆3,100億円（対前年比+6.3%）を見込んでいます。一方、**営業利益**は、ビューティケア事業の積極的な販売促進活動などによる販売費及び一般管理費の増加や原材料価格の大幅な上昇を、売り上げの拡大やさらなるコストダウンなどで吸収に努め、期初予想と同額の1,140億円（伸長率△5.7%）をめざします。**経常利益**は、借入金や

社債など有利子負債の金利負担もあり、1,110億円（伸長率△7.6%）を、当期純利益は、660億円（伸長率△6.4%）をそれぞれ見込んでいます。

ＥＶＡは、さらなるコストダウン活動や投下資本の効率化を図っていきますが、成長のためのマーケティング費用などの先行投資と天然油脂などの原材料価格上昇の影響を受け、前期を下回る見込みです。

2．当期におけるセグメント別の見通し

国内のコンシューマープロダクツ市場では、消費者購入価格の下落傾向に歯止めがかかり、金額では回復の傾向を示していますが、引き続き厳しい市場競争が続くものと予想されます。海外では、市場は安定的に成長するものの、厳しい競争環境が続くものと予想されます。このような中、当社グループはさまざまな事業環境の変化に的確に対応し、消費者起点に立った成長戦略をスピーディに力強く実践するために、当期より次の４つの事業セグメントに組織を改編しました。

これにより、モノづくりの原点である商品開発力を一層強化し、また基幹ブランドに経営資源を集中して、積極的な新製品投入、マーケティングと販売活動を行っていきます。

ビューティケア事業は、消費者の美意識や生活習慣の変化を見極めながら、商品の高付加価値化を進め、当社グループならではの独自性と魅力のある提案によって、市場を活性化してまいります。ビューティケアの全分野を通して、国内では、消費者の多様な変化に合わせた新製品の投入などによって特長ある強いブランドづくりを推進していきます。また海外では、重点強化地域に特化したブランド戦略を基本とし、特に中国における事業展開を加速して売り上げの拡大をめざします。

ヒューマンヘルスケア事業は、フード＆ビバレッジ製品では特定保健用食品ならではの健康機能価値の高い差別化された商品を、サニタリー製品では肌へのやさしさ・快適さと安心感を高める商品を、またパーソナルヘルス製品では、毎日続けられる健康生活習慣となる商品を通じて当社独自の新しい提案を継続し、より一層のブランド価値の向上に努めていきます。

ファブリック＆ホームケア事業は、引き続き原材料価格の上昇による影響が予想される中、本年８月に新発売した、衣料用洗剤と柔軟仕上げ剤の共通ブランド「スタイルフィット」と同様に、変化する消費者のニーズを捉え、さまざまな生活シーンで清潔、快適、楽しさを提供する、より価値ある商品を開発し、良き生活文化の創造を提案していきます。

ケミカル事業は、油脂、機能材料、スペシャルティケミカルズの各製品分野において、それぞれの特徴を活かしたグローバル体制の強化に努めます。また当社グループの特徴ある製品について、市場動向を的確に予測した積極的な設備投資を行い、製品の高機能化とローコストオペレーションの実現により事業の拡大を図っていきます。

3．当期の業績予想値算出の前提条件

主要な為替レートは、120円／米ドル、160円／ユーロとしています。

(2) 財政状態に関する分析
（資産、負債、純資産及びキャッシュ・フローの状況に関する分析）

1．当中間期における資産、負債、純資産及びキャッシュ・フローの状況

（連結財政状態）　（億円）

	前　期	当中間期	増　減
総　資　産	12,477	12,720	242
純　資　産	5,747	6,019	272
自己資本比率	45.2%	46.5%	－
1株当たり純資産	1,035.66円	1,084.24円	48.58円

（連結キャッシュ・フローの状況）　（億円）

	前年中間期	当中間期	増　減
営業活動によるキャッシュ・フロー	857	886	28
投資活動によるキャッシュ・フロー	△300	△257	42
財務活動によるキャッシュ・フロー	△468	△418	50
現金及び現金同等物に係る換算差額	△13	21	34
現金及び現金同等物の増減額	74	231	157
現金及び現金同等物の期首残高	675	881	206
現金及び現金同等物の中間期末残高	749	1,113	363
借入金・社債の中間期末残高	3,769	3,302	△466

総資産は、前期末に比べ242億円増加して、1兆2,720億円となりました。主な増加は、事業拡大及び原材料価格上昇によるたな卸資産の増加140億円や、有価証券の増加240億円であり、主な減少は、減価償却に伴う無形固定資産の減少179億円です。

負債は、前期末に比べ29億円減少して、6,700億円となりました。主な増加は、国内連結子会社が前期に行った資産圧縮のための自己株式取得により減少していた未払法人税等の増加104億円や、原材料価格上昇の影響を受けた支払手形及び買掛金の増加89億円であり、主な減少は、借入金の減少254億円です。なお、借入金と社債の当中間期末残高は3,302億円となりました。

純資産は、前期末に比べ272億円増加し、6,019億円となりました。主な増加は、中間純利益293億円や、円安に伴う為替換算調整勘定の増加118億円であり、主な減少は、配当金の支払141億円です。以上の結果、自己資本比率は、前期末の45.2%から46.5%となりました。

営業活動によって得られたキャッシュ・フローは、前年同期と比較して28億円増加し、886億円となりました。当中間期においては、税金等調整前中間純利益は539億円、減価償却費は454億円となり、一方、法人税等の支払額は144億円となりました。

投資活動に使用されたキャッシュ・フローは、前年同期と比較して42億円減少し、257億円となりました。主に、設備投資など有形固定資産の取得による支出196億円です。

財務活動に使用されたキャッシュ・フローは、前年同期と比較して50億円減少し、418億円の支出となりました。主な内容は、長期借入金の返済309億円と、少数株主を含めた配当金の支払149億円です。

以上の結果、現金及び現金同等物の当中間期末残高は、前期末に比べて231億円増加し、1,113億円となりました。

2．当期の資産、負債、純資産及びキャッシュ・フローの見通し

営業活動によって得られるキャッシュ・フローは、前期に比べほぼ横ばいに推移することを見込んでおります。税金等調整前当期純利益は、ビューティケア事業などでの戦略的な費用の増加により、前期に比べ減少すると予想しておりますが、一方で法人税等の支払額が減少することなどを見込んでいます。

投資活動に使用されるキャッシュ・フローは、国内外で能力増強や合理化などの設備投資を含め、資本的支出として約550億円を予定しております。

財務活動に使用されるキャッシュ・フローは、配当の支払い、借入金の返済及び自己株式の取得に充てる予定です。

以上の結果、現金及び現金同等物の期末残高は、900億円程度を予想しております。

（キャッシュ・フロー関連指標の推移）

	平成16年３月期	平成17年３月期	平成18年３月期	平成19年３月期	平成19年９月中間期
自己資本比率（%）	59.1	65.1	41.8	45.2	46.5
時価ベースの自己資本比率（%）	179.8	195.2	138.4	150.7	147.0
キャッシュ・フロー対有利子負債比率（年）	0.5	0.3	3.6	2.2	－
インタレスト・カバレッジ・レシオ（倍）	91.3	120.1	82.1	36.0	26.8

（注）　自己資本比率：（純資産－新株予約権－少数株主持分）／総資産
時価ベースの自己資本比率：株式時価総額／総資産
キャッシュ・フロー対有利子負債比率：有利子負債／キャッシュ・フロー（中間期は記載しておりません）
インタレスト・カバレッジ・レシオ：キャッシュ・フロー／利払い

＊各指標は、いずれも連結ベースの財務数値により算出しています。
＊株式時価総額は、期末（中間期末）株価終値×期末（中間期末）発行済株式数（自己株式控除後）により算出しています。
＊キャッシュ・フローは連結（中間連結）キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しています。有利子負債は、連結（中間連結）貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としています。また、利払いについては、連結（中間連結）キャッシュ・フロー計算書の利息の支払額を使用しています。

(3) 利益配分に関する基本方針及び当期の配当

当社は、利益ある成長を達成するため、中長期の経営視点から、成長のための内部留保と配当への配分について、方針を策定しております。配当については、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向40%程度を目処にしています。なお、長期的に１株当たり利益及び配当金を増加させるために、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えていきます。

この方針のもと、当中間期の配当金は、期初の予定通り前年中間期に比べ、１円増配の１株当たり27円とさせていただきます。年間では、前期に比べ２円増配の１株当たり54円を予定しており、この結果連結での配当性向は44.5%となります。

また、自己株式の取得については、本日の取締役会で本年10月24日から12月19日までの間に上限を460万株、150億円として自己株式を取得することを決議しました。現時点では、平成20年３月末までに前記を含め総額300億円程度を取得することを検討しています。

2．企業集団の状況

当社及び当社の関係会社（当社及び子会社116社、関連会社12社により構成）は、コンシューマープロダクツ製品、ケミカル製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、次の３事業は「その他」を除き、「４．中間連結財務諸表　注記事項（セグメント情報）ａ．事業の種類別セグメント情報」に掲げる事業の種類別セグメント情報の区分と同一であります。

事業区分			主要な会社
コンシューマープロダクツ事業	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	国内	当社、花王カスタマーマーケティング㈱（注４）、 花王プロフェッショナル・サービス㈱、 愛媛サニタリープロダクツ㈱、ニベア花王㈱、 ㈱カネボウ化粧品、カネボウ化粧品販売㈱、 ㈱エキップ、㈱リサージ、 その他　７社　（計16社）
		海外	上海花王有限公司、花王（上海）産品服務有限公司、 上海佳麗宝化粧品有限公司、花王（香港）有限公司、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co.,Ltd.、 Kao Commercial (Thailand) Co.,Ltd.、 Kao (Singapore) Private Limited、P.T. Kao Indonesia、 Kao Brands Company、Guhl Ikebana GmbH、 Kao Brands Europe Limited、 KPSS - Kao Professional Salon Services GmbH、 KPSS, Inc.、KPSS Deutschland GmbH、 Molton Brown Limited、Kanebo Cosmetics (Europe) Ltd.、 その他　54社　（計71社）
ケミカル事業		国内	当社、花王クエーカー㈱、昭和興産㈱、 その他　１社　（計４社）
		海外	Kao (Taiwan) Corporation、Pilipinas Kao,Incorporated、 Kao Industrial (Thailand) Co.,Ltd.、 Fatty Chemical (Malaysia) Sdn.Bhd.、 Kao (Singapore) Private Limited、 P.T. Kao Indonesia Chemicals、 Kao Specialties Americas LLC、Quimi-Kao,S.A. de C.V.、 Kao Chemicals GmbH、Kao Corporation S.A.、 その他　11社　（計21社）
その他		国内	花王ロジスティクス㈱、花王システム物流㈱、 ㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、 その他　６社　（計10社）
		海外	Misamis Oriental Land Development Corporation、 その他　10社　（計11社）

（注）１．各事業区分の主要製品は、「４．中間連結財務諸表　注記事項（セグメント情報）ａ．事業の種類別セグメント情報　（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、コンシューマープロダクツ事業、ケミカル事業に振り分けております。

３．各事業毎の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。

４．花王カスタマーマーケティング㈱は、平成19年４月１日をもって花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱の社名変更を行ったものであります。

以上の状況について事業系統図を示すと次のとおりであります。



［事業区分］
［国　　内］
［海　　外］
国　内　ユ　ー　ザ　ー
海　外　ユ　ー　ザ　ー
各事業の販売会社及び製造・販売会社からの売上
各事業の販売会社及び製造・販売会社からの売上
コンシューマープロダクツ事業
ビューティケア事業・ヒューマンヘルスケア事業・ファブリック&ホームケア事業
ケミカル事業
その他
花王株式会社（製造・販売会社）
花王カスタマーマーケティング㈱
花王プロフェッショナル・サービス㈱
その他２社
愛媛サニタリープロダクツ㈱
※3　ニベア花王㈱
※1,3　その他２社
カネボウ化粧品販売㈱
その他２社
㈱カネボウ化粧品
㈱エキップ
㈱リサージ
その他１社
花王クエーカー㈱
※3　その他１社
※3　昭和興産㈱
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※3,4　その他36社（連結子会社34社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
Molton Brown Limited
※3　その他８社（連結子会社７社を含む）
Kanebo Cosmetics (Europe) Ltd.
※2,4　その他10社（連結子会社８社を含む）
上海佳麗宝化粧品有限公司
Pilipinas Kao, Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao, S.A. de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他７社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他４社
物流業務、不動産管理等
※1　花王ロジスティクス㈱
※1　花王システム物流㈱
※1　㈱ＫＣロジスティクス
※1　花王マーチャンダイジングサービス㈱
※1,3　その他６社
物流業務、不動産管理等
※3　Misamis Oriental Land Development Corporation
※1,3　その他10社（連結子会社６社を含む）
製造・販売会社
販売会社
製　品
原　料
サービス等
（対象が一部の会社の場合を含む）

（注）無印　連結子会社　　　　　　　　　　（103社）
※１　非連結子会社で持分法適用会社　　（ 12社）
※２　非連結子会社で持分法非適用会社　（ 1社）
※３　関連会社で持分法適用会社　　　　（ 10社）
※４　関連会社で持分法非適用会社　　　（ 2社）

3．経営方針

(1) 会社の経営の基本方針

当社は、消費者・顧客の立場にたって、心をこめた"よきモノづくり"を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命としています。この使命を達成するために、花王グループ全員の熱意と力を合わせ、清潔で美しくすこやかな暮らしに役立つ商品と、産業界の発展に寄与する工業用製品の分野において、消費者・顧客と共に感動を分かち合う価値ある商品とブランドを提供します。

そして、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、株主をはじめ全てのステークホルダーの支持と信頼を獲得するとともに、"利益ある成長"を基本として、継続的に企業価値を高めていきます。

また、こうした企業活動の根底をなす企業理念として、花王独自の企業文化、企業精神のエッセンスを明示化した『花王ウェイ』を、花王グループ全員で共有・実践しています。さらに、「企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）」の視点に立って、高い倫理性に基づいた誠実な行動に努めると共に、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に寄与してまいります。

(2) 目標とする経営指標

当社は、主な経営指標として「ＥＶＡ」を挙げており、投下資本のコストを考慮した「真の利益」を表す「ＥＶＡ」を継続的に増加させていくことが企業価値の増大につながり、株主だけでなく全てのステークホルダーの長期的な利益とも合致するものと考えています。そして事業規模の拡大を図りつつ、ＥＶＡを増加させることを事業活動の目標としており、長期的な経営の方向、個別事業の評価、設備投資や買収などの評価、年度ごとの業績管理などにＥＶＡを活用しています。

(3) 中長期的な会社の経営戦略

コンシューマープロダクツ事業及びケミカル事業をコア事業と位置づけ、研究開発を重視して消費者や顧客の立場にたった"よきモノづくり"を進め、**「商品の高付加価値化による"利益ある成長"の達成」**を図っていくために、次の３つを最重点の事業目標として捉え、活動していきます。

① ビューティケアとヒューマンヘルスケアの事業での成長の加速

高い成長性が期待でき、花王グループの強みを活かせる事業領域のビューティケアとヒューマンヘルスケアを成長のドライバーと位置づけ、経営資源を集中して投下していきます。特に、既存のビューティケアの事業に加えて、プレステージ化粧品を欧米中心に展開するモルトン・ブラウン、カネボウ化粧品などグローバルに展開する多様なブランドの連携によって、ビューティケア事業の発展・強化を図っていきます。

② 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展

ファブリック＆ホームケア事業では、より清潔に、より快適に、楽しく過ごしていただける商品の開発に努めるほか、消費者の生活実態や動向の変化を的確に捉えるとともに、"衛生"、"安心"、"環境"意識に焦点を合わせた、新市場創造型商品の開発にも努めていきます。

③ グローバルに特徴ある強いケミカル事業への注力

ケミカル事業では、日本・アジア、米州、欧州の三極の各社が、緊密に連携したグローバルな事業展開と国や地域の状況に合わせたローカル主導でのリージョナル最適の両立を図りながら顧客のニーズを的確に捉え、当社のコア技術の深化・発展によって、顧客の期待や信頼に応える独自の製品の開発・提供に努めていきます。

主要な市場である国内コンシューマープロダクツ市場では、少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化と、それらに伴う流通の変化が起こっております。これらの変化に的確に対応し、消費者起点に立った成長戦略をスピーディに力強く実践するために、本年４月に当社の事業を再編し、新たに４つの事業ユニットを導入いたしました。

①ビューティケア事業ユニット
②ヒューマンヘルスケア事業ユニット
③ファブリック＆ホームケア事業ユニット
④ケミカル事業ユニット

また同時に、研究、生産から、販売に至る各機能部門を改編し、花王グループの強みである「事業と機能のマトリックス」運営のさらなる強化を図っております。特に販売面では、家庭用製品を扱う「花王販売株式会社」と化粧品を扱う「花王化粧品販売株式会社」を合併し、「花王カスタマーマーケティング株式会社」として新たなスタートを切りました。

このように、４つの事業ユニットの導入、新販売会社の発足、及びカネボウ化粧品との緊密な連携とシナジーの発揮により、花王グループとしての総合力を発揮し、消費者及び流通の皆様へ、価値ある商品を創造し、提供してまいります。

(4) 会社の対処すべき課題

市場環境の変化や、原材料価格の上昇などにより、事業環境は厳しい状況が続いています。

こうした中で当社グループは、**「商品の高付加価値化による“利益ある成長”の達成」**を図るために、

①基盤技術研究及び商品開発研究など研究開発面での一層の充実を図ります。

②マーケティング環境の変化、特に消費者の価値観や商品ニーズの変化への対応として“機能価値”に加えて“情緒価値”を高めた高付加価値商品の創造・提供に今後も努めていきます。

③グローバルな成長の加速という観点から、成長が著しいアジア各国でのコンシューマープロダクツ事業について、日本と現地が一体となって現地の消費者や市場の実態を一層把握することに努め、“消費者起点”、“現場主義”を基本として当社グループの総力を結集して、“よきモノづくり”を実現していきます。

4．中間連結財務諸表

（1）中間連結貸借対照表

		前中間連結会計期間末（平成18年9月30日現在）			当中間連結会計期間末（平成19年9月30日現在）			前連結会計年度の要約連結貸借対照表（平成19年3月31日現在）			増減（△印減）
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）
（資産の部）											
Ⅰ　流動資産											
1．現金及び預金			44,400			47,459			49,910		△2,451
2．受取手形及び売掛金	※1		147,635			162,410			158,497		3,913
3．有価証券			27,592			60,322			36,247		24,074
4．たな卸資産			108,106			126,202			112,114		14,087
5．繰延税金資産			20,277			20,103			20,643		△540
6．その他			28,358			29,628			27,200		2,428
7．貸倒引当金			△2,174			△2,090			△2,394		304
流動資産合計			374,195	30.5		444,036	34.9		402,219	32.2	41,817
Ⅱ　固定資産											
（1）有形固定資産	※1										
1．建物及び構築物		311,453			321,416			317,058			
減価償却累計額		215,840	95,613		225,886	95,530		220,613	96,445		△914
2．機械装置及び運搬具		620,146			646,538			636,325			
減価償却累計額		529,786	90,359		546,211	100,326		534,956	101,369		△1,042
3．工具、器具及び備品		68,751			73,910			71,262			
減価償却累計額		55,531	13,219		59,755	14,154		57,331	13,930		224
4．土地			67,094			69,417			69,625		△207
5．建設仮勘定			19,100			9,810			7,645		2,164
有形固定資産合計			285,387	23.3		289,240	22.7		289,016	23.2	224
（2）無形固定資産											
1．のれん			260,473			250,917			256,326		△5,408
2．商標権			158,259			137,610			147,880		△10,269
3．その他			40,528			36,035			38,262		△2,227
無形固定資産合計			459,261	37.4		424,563	33.4		442,469	35.5	△17,906
（3）投資その他の資産											
1．投資有価証券			17,018			17,148			17,291		△143
2．長期貸付金			171			1,885			1,792		92
3．繰延税金資産			50,201			53,178			50,535		2,642
4．その他			40,972			42,118			44,534		△2,415
5．貸倒引当金			△184			△163			△121		△42
投資その他の資産合計			108,180	8.8		114,167	9.0		114,032	9.1	134
固定資産合計			852,829	69.5		827,971	65.1		845,518	67.8	△17,547
Ⅲ　繰延資産			36	0.0		59	0.0		58	0.0	0
資産合計			1,227,062	100.0		1,272,067	100.0		1,247,797	100.0	24,269

（注）増減は、当中間連結会計期間末と前連結会計年度との比較で表示しております。

		前中間連結会計期間末 (平成18年9月30日現在)		当中間連結会計期間末 (平成19年9月30日現在)		前連結会計年度の 要約連結貸借対照表 (平成19年3月31日現在)		増減 (△印減)
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)	金額(百万円)
(負債の部)								
I 流動負債								
1. 支払手形及び買掛金		106,851		119,069		110,158		8,911
2. 短期借入金	※1	21,491		27,274		21,877		5,397
3. 一年以内に返済予定の長期借入金		22,806		22,057		22,062		△4
4. 未払金		26,004		29,244		28,930		314
5. 未払費用		98,460		94,363		85,796		8,566
6. 未払法人税等		17,993		22,151		11,673		10,477
7. その他		19,901		20,576		28,148		△7,571
流動負債合計		313,508	25.5	334,737	26.3	308,646	24.7	26,091
II 固定負債								
1. 社債		99,995		99,995		99,995		0
2. 長期借入金		232,654		180,934		211,774		△30,839
3. 退職給付引当金		30,053		31,719		30,987		731
4. 役員退職慰労引当金		163		163		163		−
5. その他		17,498		22,532		21,478		1,053
固定負債合計		380,365	31.0	335,345	26.4	364,399	29.2	△29,054
負債合計		693,874	56.5	670,083	52.7	673,046	53.9	△2,963
(純資産の部)								
I 株主資本								
1. 資本金		85,424	7.0	85,424	6.8	85,424	6.9	−
2. 資本剰余金		109,571	8.9	109,601	8.6	109,565	8.8	35
3. 利益剰余金		361,798	29.5	403,729	31.7	388,585	31.1	15,144
4. 自己株式		△10,204	△0.8	△9,889	△0.8	△10,033	△0.8	143
株主資本合計		546,589	44.6	588,865	46.3	573,541	46.0	15,323
II 評価・換算差額等								
1. その他有価証券評価差額金		4,951	0.4	4,038	0.3	4,649	0.4	△610
2. 為替換算調整勘定		△26,933	△2.2	△1,772	△0.1	△13,659	△1.1	11,886
評価・換算差額等合計		△21,982	△1.8	2,265	0.2	△9,010	△0.7	11,275
III 新株予約権		301	0.0	598	0.0	301	0.0	297
IV 少数株主持分		8,278	0.7	10,254	0.8	9,917	0.8	336
純資産合計		533,187	43.5	601,983	47.3	574,751	46.1	27,232
負債純資産合計		1,227,062	100.0	1,272,067	100.0	1,247,797	100.0	24,269

(注) 増減は、当中間連結会計期間末と前連結会計年度との比較で表示しております。

(2) 中間連結損益計算書

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)			当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)			増減 (△印減)	前連結会計年度の 要約連結損益計算書 (自 平成18年4月1日 至 平成19年3月31日)		
区分	注記番号	金額（百万円）		百分比(%)	金額（百万円）		百分比(%)	金額(百万円)	金額（百万円）		百分比(%)
Ⅰ 売上高			602,538	100.0		654,464	100.0	51,926		1,231,808	100.0
Ⅱ 売上原価			244,981	40.7		272,851	41.7	27,870		503,271	40.9
売上総利益			357,556	59.3		381,612	58.3	24,056		728,536	59.1
Ⅲ 販売費及び一般管理費	※1		299,129	49.6		326,060	49.8	26,931		607,678	49.3
営業利益			58,426	9.7		55,551	8.5	△2,875		120,858	9.8
Ⅳ 営業外収益											
1．受取利息		1,002			1,444				2,175		
2．受取配当金		78			110				121		
3．為替差益		330			453				504		
4．その他		1,815	3,226	0.5	1,654	3,662	0.5	436	3,471	6,273	0.5
Ⅴ 営業外費用											
1．支払利息		1,990			3,277				5,032		
2．持分法による投資損失		438			397				703		
3．その他		743	3,172	0.5	504	4,179	0.6	1,007	1,219	6,955	0.5
経常利益			58,480	9.7		55,034	8.4	△3,445		120,176	9.8
Ⅵ 特別利益											
1．固定資産売却益	※2	195			93				682		
2．投資有価証券売却益		7			4				7		
3．その他		65	267	0.0	199	297	0.0	29	1,161	1,851	0.1
Ⅶ 特別損失											
1．固定資産除売却損	※3	1,197			698				2,772		
2．減損損失		158			380				1,245		
3．その他		135	1,491	0.2	340	1,420	0.2	△71	882	4,900	0.4
税金等調整前中間（当期）純利益			57,256	9.5		53,912	8.2	△3,344		117,127	9.5
法人税、住民税及び事業税		20,552			24,395				37,268		
法人税等調整額		6,674	27,226	4.5	△360	24,035	3.7	△3,191	7,854	45,122	3.7
少数株主利益(減算)			458	0.1		560	0.0	102		1,476	0.1
中間（当期）純利益			29,571	4.9		29,316	4.5	△255		70,527	5.7

(注) 増減は、当中間連結会計期間と前中間連結会計期間との比較で表示しております。

(3) 中間連結株主資本等変動計算書

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	109,561	345,941	△10,165	530,760
中間連結会計期間中の変動額					
利益処分による利益配当			△13,623		△13,623
利益処分による役員賞与			△90		△90
中間純利益			29,571		29,571
自己株式の取得				△448	△448
自己株式の処分		10		409	420
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	10	15,857	△38	15,828
平成18年９月30日　残高（百万円）	85,424	109,571	361,798	△10,204	546,589

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
中間連結会計期間中の変動額						
利益処分による利益配当						△13,623
利益処分による役員賞与						△90
中間純利益						29,571
自己株式の取得						△448
自己株式の処分						420
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△909	11	△897	301	△625	△1,221
中間連結会計期間中の変動額合計（百万円）	△909	11	△897	301	△625	14,607
平成18年９月30日　残高（百万円）	4,951	△26,933	△21,982	301	8,278	533,187

当中間連結会計期間（自 平成19年4月1日 至 平成19年9月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年3月31日 残高（百万円）	85,424	109,565	388,585	△10,033	573,541
中間連結会計期間中の変動額					
剰余金の配当			△14,171		△14,171
中間純利益			29,316		29,316
自己株式の取得				△649	△649
自己株式の処分		35		792	828
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計 （百万円）	－	35	15,144	143	15,324
平成19年9月30日 残高（百万円）	85,424	109,601	403,729	△9,889	588,865

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年3月31日 残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751
中間連結会計期間中の変動額						
剰余金の配当						△14,171
中間純利益						29,316
自己株式の取得						△649
自己株式の処分						828
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△610	11,886	11,275	297	336	11,908
中間連結会計期間中の変動額合計 （百万円）	△610	11,886	11,275	297	336	27,233
平成19年9月30日 残高（百万円）	4,038	△1,772	2,265	598	10,254	601,983

前連結会計年度の連結株主資本等変動計算書（自 平成18年4月1日 至 平成19年3月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日 残高（百万円）	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	4	42,644	132	42,781
平成19年3月31日 残高（百万円）	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日 残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計（百万円）	△1,211	13,285	12,074	301	1,014	56,170
平成19年3月31日 残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751

(4) 中間連結キャッシュ・フロー計算書

区分	注記番号	前中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）金額（百万円）	当中間連結会計期間（自 平成19年4月1日 至 平成19年9月30日）金額（百万円）	前連結会計年度の要約連結キャッシュ・フロー計算書（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益		57,256	53,912	117,127
減価償却費		43,762	45,438	92,171
固定資産除売却損益（利益：△）		1,001	605	2,089
受取利息及び受取配当金		△1,080	△1,554	△2,297
支払利息		1,990	3,277	5,032
為替差損益（差益：△）		△212	△84	△1,256
持分法による投資損益（利益：△）		438	397	703
売上債権の増減額（増加：△）		△17,803	△1,747	△24,308
たな卸資産の増減額（増加：△）		△1,893	△11,512	△3,189
前払年金費用の増減額（増加：△）		△7,885	3,197	△10,163
仕入債務の増減額（減少：△）		10,291	8,616	11,315
未払金・未払費用の増減額（減少：△）		20,300	10,883	10,875
退職給付引当金の増減額（減少：△）		567	501	1,219
その他		△156	△7,253	9,404
小計		106,577	104,677	208,725
利息及び配当金の受取額		1,225	1,666	3,100
利息の支払額		△1,762	△3,308	△4,578
法人税等の支払額		△20,311	△14,422	△42,269
営業活動によるキャッシュ・フロー		85,729	88,612	164,977
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出		△22,548	△19,663	△49,588
有形固定資産の売却による収入		363	316	2,078
無形固定資産の取得による支出		△14,176	△1,666	△15,881
投資有価証券の取得による支出		△625	△2,036	△1,638
投資有価証券の償還及び売却による収入		17	1,020	11
長期前払費用の支払による支出		—	△2,595	△6,283
短期貸付金の純増減額（増加：△）		12,282	△671	11,928
長期貸付による支出		△515	△812	△1,550
その他資産の増減額（増加：△）		△4,876	327	△2,302
投資活動によるキャッシュ・フロー		△30,079	△25,781	△63,227
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の純増減額（減少：△）		△145,641	3,832	△146,728
長期借入による収入		30,628	—	30,638
長期借入金の返済による支出		△16,535	△30,906	△38,228
社債の発行による収入		99,681	—	99,676
自己株式の取得による支出		△448	△586	△1,085
配当金の支払額		△13,629	△14,179	△27,806
少数株主への配当金の支払額		△1,320	△791	△1,339
その他		417	818	1,208
財務活動によるキャッシュ・フロー		△46,848	△41,813	△83,665
Ⅳ 現金及び現金同等物に係る換算差額		△1,341	2,148	2,542
Ⅴ 現金及び現金同等物の増減額（減少：△）		7,460	23,165	20,627
Ⅵ 現金及び現金同等物の期首残高		67,527	88,154	67,527
Ⅶ 現金及び現金同等物の中間期末（期末）残高	※1	74,987	111,319	88,154

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度 (自 平成18年4月1日 至 平成19年3月31日)
1．連結の範囲に関する事項 連結子会社………104社 (新規1社、除外0社) 会社名： 花王販売㈱、 ㈱カネボウ化粧品、 カネボウ化粧品販売㈱、 花王化粧品販売㈱、 花王クエーカー㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd., 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd., Pilipinas Kao, Incorporated, Kao Brands Company, Kao Specialties Americas LLC, KPSS - Kao Professional Salon Services GmbH, Kao Chemicals GmbH, Kao Corporation S.A., Molton Brown Limited, その他 87社 ㈱カネボウ化粧品及びそのグループ会社は、貸借対照表のみ前連結会計年度に連結されており、損益計算書については、当中間連結会計期間より連結されております。 (新規) ・当中間連結会計期間において新たに設立した子会社1社 Molton Brown GmbH 非連結子会社……14社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他10社 なお、非連結子会社14社の合計の総資産、売上高、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社………103社 (新規1社、除外2社) 会社名： 花王カスタマーマーケティング㈱、 ㈱カネボウ化粧品、 カネボウ化粧品販売㈱、 花王クエーカー㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation, Kao Industrial (Thailand) Co., Ltd., 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd., Pilipinas Kao, Incorporated, Kao Brands Company, Kao Specialties Americas LLC, KPSS - Kao Professional Salon Services GmbH, Kao Chemicals GmbH, Kao Corporation S.A., Molton Brown Limited, その他 87社 (新規) ・当中間連結会計期間において連結子会社に含めた1社 Kao Brands Europe, S.L. (除外) ・事業再編により吸収合併された2社 花王化粧品販売㈱、 嘉娜宝（上海）市場服務有限公司 非連結子会社……13社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他9社 なお、非連結子会社13社の合計の総資産、売上高、中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	1．連結の範囲に関する事項 連結子会社………104社 (新規1社、除外0社) (新規) ・当連結会計年度において新たに設立した子会社1社 Molton Brown GmbH 主要な連結子会社名は、「2 企業集団の状況 (2) 関係会社の状況」に記載しております。 非連結子会社……15社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他12社 (内、持分法適用非連結子会社9社) なお、非連結子会社15社の合計の総資産、売上高、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間連結会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）
2．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規0社、除外0社） 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……2社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社…………10社　（新規0社、除外0社） 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の中間純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規0社、除外0社） 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……1社 会社名： Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社…………10社　（新規0社、除外0社） 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社1社及び関連会社2社の合計の中間純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社　（新規0社、除外0社） 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……3社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. Kao Brands Europe, S.L. 持分法適用関連会社…………10社　（新規0社、除外0社） 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社3社及び関連会社2社の合計の当期純損益(持分に見合う額）及び利益剰余金(持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

なお、上記連結の範囲に関する事項及び持分法の適用に関する事項以外は、最近の有価証券報告書（平成19年6月28日提出）における記載から重要な変更がないため、開示を省略しております。

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
1．役員賞与に関する会計基準 当中間連結会計期間より、「役員賞与に関する会計基準」（企業会計基準第4号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前中間純利益は、それぞれ47百万円減少しております。 2．貸借対照表の純資産の部の表示に関する会計基準 当中間連結会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は524,607百万円であります。 3．企業結合に係る会計基準等 当中間連結会計期間より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）を適用しております。これによる損益に与える影響はありません。 4．ストック・オプション等に関する会計基準 当中間連結会計期間より、「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年5月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前中間純利益はそれぞれ301百万円減少しております。 5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当中間連結会計期間より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第1号 最終改正平成18年8月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第2号 最終改正平成18年8月11日）を適用しております。これによる損益に与える影響はありません。 6．金融商品に関する会計基準の改正 当中間連結会計期間より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年8月11日）を適用しております。これによる損益に与える影響は軽微であります。	――――――	1．役員賞与に関する会計基準 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第4号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。 2．貸借対照表の純資産の部の表示に関する会計基準 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第5号 平成17年12月9日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第8号 平成17年12月9日）を適用しております。従来の資本の部の合計に相当する金額は564,531百万円であります 3．企業結合に係る会計基準等 当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第7号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。 4．ストック・オプション等に関する会計基準 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第8号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年5月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。 5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第1号 最終改正平成18年8月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第2号 最終改正平成18年8月11日）を適用しております。これによる損益に与える影響はありません。 6．金融商品に関する会計基準の改正 当連結会計年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年8月11日）を適用しております。これによる損益に与える影響は軽微であります。

表示方法の変更

前中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間連結会計期間 （自　平成19年4月1日 至　平成19年9月30日）
（中間連結貸借対照表） 前中間連結会計期間及び前連結会計年度において、「営業権」、「連結調整勘定」として掲記されていたものは、当中間連結会計期間から「のれん」と表示しております。	―――――
（中間連結損益計算書） 1．前中間連結会計期間まで区分掲記しておりました「受取経営指導料」（当中間連結会計期間は203百万円）は、営業外収益の総額の100分の10以下となったため、営業外収益の「その他」に含めて表示しております。 2．前中間連結会計期間では、「減損損失」は特別損失の「その他」に含めて表示しておりましたが、当中間連結会計期間において特別損失の総額の100分の10を超えたため、区分掲記しております。 なお、前中間連結会計期間の「減損損失」の金額は109百万円であります。	―――――
（中間連結キャッシュ・フロー計算書） 1．営業活動によるキャッシュ・フローの「前払年金費用の増減額（増加:△）」及び「未払金・未払費用の増減額（減少:△）」は金額的重要性が増したため、当中間連結会計期間より「その他」から区分掲記しております。 なお、前中間連結会計期間の「その他」に含まれている「前払年金費用の増減額（増加:△）」は680百万円、「未払金・未払費用の増減額（減少:△）」は5,156百万円であります。 2．投資活動によるキャッシュ・フローの「短期貸付金の純増減額（増加:△）」は金額的重要性が増したため、当中間連結会計期間より「その他資産の増減額（増加:△）」から区分掲記しております。 なお、前中間連結会計期間の「その他資産の増減額（増加:△）」に含まれている「短期貸付金の純増減額（増加:△）」は△110百万円であります。	（中間連結キャッシュ・フロー計算書） 投資活動によるキャッシュ・フローの「長期前払費用の支払による支出」は金額的重要性が増したため、当中間連結会計期間より「その他資産の増減額（増加:△）」から区分掲記しております。 なお、前中間連結会計期間の「その他資産の増減額（増加:△）」に含まれている「長期前払費用の支払による支出」は△2,856百万円であります。

注記事項

(中間連結貸借対照表関係)

前中間連結会計期間末 (平成18年９月30日現在)	当中間連結会計期間末 (平成19年９月30日現在)	前連結会計年度 (平成19年３月31日現在)
※１．担保に供している資産の額 (簿価) 百万円 売掛金 185 有形固定資産等 564 計 750 上記に対応する債務 百万円 短期借入金 85	※１．担保に供している資産の額 (簿価) 百万円 売掛金 190 上記に対応する債務 百万円 短期借入金 82	※１．担保に供している資産の額 (簿価) 百万円 売掛金 217 上記に対応する債務 百万円 短期借入金 105
２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,320 従業員等 711 計 3,032	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,341 従業員等 574 計 2,916	２．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,351 従業員等 561 計 2,913
百万円 ３．割引手形残高 602	百万円 ３．割引手形残高 17	百万円 ３．割引手形残高 107

(中間連結損益計算書関係)

前中間連結会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間連結会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 33,533 広告宣伝費 51,140 拡売費及び販促費 33,187 給料手当・賞与 57,052 研究開発費 21,225	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 36,881 広告宣伝費 52,719 拡売費及び販促費 39,460 給料手当・賞与 64,274 研究開発費 22,611	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 68,664 広告宣伝費 96,892 拡売費及び販促費 69,090 給料手当・賞与 118,851 研究開発費 44,388
※２．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 180 その他 15	※２．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 57 その他 36	※２．固定資産売却益の内訳は次のとおりであります。 百万円 建物及び構築物 417 その他 265
※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 712 建物及び構築物 380 その他 103	※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 441 建物及び構築物 220 その他 37	※３．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 1,710 建物及び構築物 713 土地 207 その他 139

（中間連結株主資本等変動計算書関係）

前中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	147	160	4,484
合計	4,497	147	160	4,484

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	当中間連結会計期間末残高（百万円）
提出会社（親会社）	第5－A回新株予約権（ストック・オプション） 取締役会決議 平成18年5月22日 株主総会決議 平成18年6月29日	111
	第5－B回新株予約権（ストック・オプション） 株主総会決議 平成18年6月29日	190
合計		301

3．配当に関する事項

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	1株当たり配当額（円）	基準日	効力発生日
平成18年6月29日 定時株主総会	普通株式	13,623	25	平成18年3月31日	平成18年6月29日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、13,637百万円であります。

（2）基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）（注）	配当の原資	1株当たり配当額（円）	基準日	効力発生日
平成18年10月23日 取締役会	普通株式	14,183	利益剰余金	26	平成18年9月30日	平成18年12月1日

（注）持分法適用関連会社が保有する自己株式にかかる配当金の持分相当額は、控除しておりません。

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,349	195	303	4,241
合計	4,349	195	303	4,241

（注）普通株式の自己株式の株式数の増加195千株は、単元未満株式の買い取りによる増加177千株及び持分法適用関連会社が購入した自己株式（当社株式）の当社帰属分17千株であります。
普通株式の自己株式の株式数の減少303千株は、ストックオプションの行使による減少275千株及び単元未満株式の売り渡しによる減少28千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当中間連結会計期間末残高（百万円）
			前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					598
合計		－					598

３．配当に関する事項

（１）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成19年６月28日 第101期定時株主総会	普通株式	14,171	26	平成19年３月31日	平成19年６月29日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、14,186百万円であります。

（２）基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）（注）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成19年10月23日 取締役会	普通株式	14,735	利益剰余金	27	平成19年９月30日	平成19年12月３日

（注）持分法適用関連会社が保有する自己株式にかかる配当金の持分相当額は、控除しておりません。

前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	340	488	4,349
合計	4,497	340	488	4,349

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少488千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					301
合計		－					301

3．配当に関する事項

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	1株当たり配当額（円）	基準日	効力発生日
平成18年6月29日 第100期定時株主総会	普通株式	13,623	25	平成18年3月31日	平成18年6月29日
平成18年10月23日 取締役会	普通株式	14,169	26	平成18年9月30日	平成18年12月1日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、平成18年6月29日開催の第100期定期株主総会については、13,637百万円であり、平成18年10月23日開催の取締役会については、14,183百万円であります。

（2）基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

平成19年6月28日開催の第101期定時株主総会において、次のとおり決議されました。

株式の種類	配当の原資	配当金の総額（百万円）	1株当たり配当額（円）	基準日	効力発生日
普通株式	利益剰余金	14,186	26	平成19年3月31日	平成19年6月29日

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間連結会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）
※1．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　44,400 預入期間が3か月を超える定期預金　△5 有価証券勘定　27,592 金銭債権信託受益権（流動資産その他）　3,000 現金及び現金同等物　74,987	※1．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　47,459 預入期間が3か月を超える定期預金　△462 有価証券勘定　60,322 金銭債権信託受益権（流動資産その他）　4,000 現金及び現金同等物　111,319	※1．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　49,910 預入期間が3か月を超える定期預金　△4 有価証券勘定　36,247 金銭債権信託受益権（流動資産その他）　2,000 現金及び現金同等物　88,154

（リース取引関係）

リース取引に関する注記事項については、中間決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

（税効果会計関係）

繰延税金資産及び繰延税金負債の発生の主な内訳

	前中間連結会計期間末 （平成18年9月30日現在） （百万円）	当中間連結会計期間末 （平成19年9月30日現在） （百万円）	前連結会計年度 （平成19年3月31日現在） （百万円）
繰延税金資産			
減価償却費	76,066	57,662	67,182
退職給付引当金	11,816	11,766	11,603
未払費用	10,775	11,748	11,593
未払事業税	1,469	1,648	1,166
繰越欠損金	34,589	46,167	38,225
その他	17,399	16,263	18,235
繰延税金資産小計	152,116	145,256	148,005
評価性引当額	△51,726	△42,885	△46,058
繰延税金資産合計	100,390	102,371	101,947
繰延税金負債			
その他有価証券評価差額金	△3,110	△2,537	△2,939
留保利益	△12,942	△15,954	△14,804
圧縮記帳積立金	△4,629	△4,566	△4,598
前払年金費用	△8,065	△7,666	△8,996
その他	△6,238	△6,543	△6,319
繰延税金負債合計	△34,986	△37,268	△37,658
繰延税金資産の純額	65,404	65,103	64,288

（有価証券関係）

前中間連結会計期間（平成18年9月30日現在）

1．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,060	10,617	7,557
(2) 債券			
国債・地方債	586	586	－
(3) その他	704	705	0
合計	4,351	11,909	7,557

2．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	4,997
その他有価証券	
MMF	20,090

（注）減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当中間連結会計期間（平成19年9月30日現在）

1．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,054	9,197	6,143
(2) 債券			
国債・地方債	－	－	－
(3) その他	3,589	3,590	1
合計	6,643	12,788	6,144

2．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
満期保有目的の債券	17,481
その他有価証券	
MMF	26,785
FFF(フリー ファイナンシャル ファンド)	14,010

（注）有価証券について5百万円（その他有価証券で時価のある株式5百万円）減損処理を行っております。
減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

前連結会計年度（平成19年３月31日現在）

1．満期保有目的の債券で時価のあるもの

	種類	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの	国債・地方債等	2,996	2,996	0
	その他	－	－	－
	小計	2,996	2,996	0
時価が連結貸借対照表計上額を超えないもの	国債・地方債等	－	－	－
	その他	－	－	－
	小計	－	－	－
合計		2,996	2,996	0

2．その他の有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得価額を超えるもの	（1）株式	2,572	9,829	7,257
	（2）債券	－	－	－
	（3）その他	1,020	1,021	0
	小計	3,592	10,850	7,258
連結貸借対照表計上額が取得価額を超えないもの	（1）株式	501	419	△82
	（2）債券	－	－	－
	（3）その他	1,226	1,226	－
	小計	1,728	1,645	△82
合計		5,321	12,496	7,175

3．当連結会計年度中に売却したその他有価証券（自　平成18年４月１日　至　平成19年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
11	7	0

4．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券	
ＭＭＦ	27,306

5．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	１年以内（百万円）	１年超５年以内（百万円）	５年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	2,996	－	－	－
社債	－	－	－	－
その他	4,724	－	－	－
その他	590	－	－	－
合計	8,311	－	－	－

（注）有価証券について1百万円（その他有価証券で時価のある株式1百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

（デリバティブ取引関係）

デリバティブ取引に関する注記事項については、中間決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

（ストック・オプション等関係）

ストックオプション等に関する注記事項については、中間決算短信における開示の必要性が大きくないと考えられるため開示を省略しております。

（セグメント情報）

a．事業の種類別セグメント情報

前中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	282,643	91,020	134,463	508,127	94,410	602,538	—	602,538
(2) セグメント間の内部売上高又は振替高	—	—	—	—	14,540	14,540	(14,540)	—
計	282,643	91,020	134,463	508,127	108,951	617,078	(14,540)	602,538
営業費用	270,677	86,121	104,730	461,529	97,212	558,742	(14,630)	544,111
営業利益	11,966	4,898	29,733	46,598	11,738	58,336	90	58,426
営業利益率（%）	4.2	5.4	22.1	9.2	10.8	9.5	—	9.7

当中間連結会計期間（自　平成19年4月1日　至　平成19年9月30日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	311,690	94,739	137,795	544,225	110,238	654,464	—	654,464
(2) セグメント間の内部売上高又は振替高	—	—	—	—	16,292	16,292	(16,292)	—
計	311,690	94,739	137,795	544,225	126,530	670,756	(16,292)	654,464
営業費用	301,628	88,190	107,889	497,708	117,594	615,303	(16,390)	598,912
営業利益	10,061	6,549	29,906	46,517	8,936	55,453	97	55,551
営業利益率（%）	3.2	6.9	21.7	8.5	7.1	8.3	—	8.5

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	584,284	183,607	269,519	1,037,411	194,396	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	—	—	—	—	29,212	29,212	(29,212)	—
計	584,284	183,607	269,519	1,037,411	223,609	1,261,020	(29,212)	1,231,808
営業費用	554,441	171,795	211,703	937,940	202,429	1,140,369	(29,419)	1,110,949
営業利益	29,842	11,811	57,816	99,470	21,180	120,650	207	120,858
営業利益率（%）	5.1	6.4	21.5	9.6	9.5	9.6	—	9.8

（注）1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

2．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアケア製品、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

3．事業区分の変更

従来、事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の3事業区分に分類しておりましたが、当連結会計年度において、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するための組織再編を行ったことに伴い、当社グループの業績管理の実態を適正に表示するために「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の4事業区分に変更しております。

4．従来の事業区分の方法による前中間連結会計期間及び前連結会計年度の事業の種類別セグメント情報は、以下のとおりであります。

前中間連結会計期間（自 平成18年４月１日 至 平成18年９月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	373,014	135,113	94,410	602,538	－	602,538
(2) セグメント間の内部売上高又は振替高	－	－	14,540	14,540	(14,540)	－
計	373,014	135,113	108,951	617,078	(14,540)	602,538
営業費用	325,736	135,792	97,212	558,742	(14,630)	544,111
営業利益又は営業損失（△）	47,277	△679	11,738	58,336	90	58,426
営業利益率（%）	12.7	△0.5	10.8	9.5	－	9.7

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
（1）外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	－	1,231,808
（2）セグメント間の内部売上高又は振替高	－	－	29,212	29,212	(29,212)	－
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858
営業利益率（%）	13.3	0.2	9.5	9.6	－	9.8

従来の各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

b．所在地別セグメント情報

前中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	446,603	47,177	53,632	55,124	602,538	－	602,538
(2) セグメント間の内部売上高又は振替高	7,977	12,595	244	8,204	29,021	(29,021)	－
計	454,580	59,772	53,877	63,329	631,559	(29,021)	602,538
営業費用	402,945	58,706	50,451	61,376	573,480	(29,369)	544,111
営業利益	51,635	1,065	3,425	1,953	58,079	347	58,426
営業利益率（%）	11.4	1.8	6.4	3.1	9.2	－	9.7

当中間連結会計期間（自　平成19年4月1日　至　平成19年9月30日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	472,409	59,758	56,217	66,079	654,464	－	654,464
(2) セグメント間の内部売上高又は振替高	9,664	15,249	453	8,131	33,498	(33,498)	－
計	482,073	75,007	56,670	74,211	687,962	(33,498)	654,464
営業費用	431,834	76,085	53,412	71,950	633,282	(34,369)	598,912
営業利益又は営業損失（△）	50,239	△1,077	3,257	2,260	54,680	871	55,551
営業利益率（%）	10.4	△1.4	5.7	3.0	7.9	－	8.5

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高							
(1) 外部顧客に対する売上高	906,790	99,737	106,246	119,033	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	17,405	26,252	484	16,883	61,026	(61,026)	－
計	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
営業費用	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
営業利益	102,222	2,567	7,754	8,687	121,232	(374)	120,858
営業利益率（%）	11.1	2.0	7.3	6.4	9.4	－	9.8

（注）1．国又は地域の区分の方法
　　地理的近接度により区分しております。
　2．本邦以外の区分に属する主な国又は地域
　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　(2) 米州　：米国、カナダ、メキシコ
　　(3) 欧州　：ヨーロッパ諸国、南アフリカ

c．海外売上高

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	52,884	54,999	53,156	161,040
Ⅱ　連結売上高（百万円）				602,538
Ⅲ　連結売上高に占める海外売上高の割合（%）	8.8	9.1	8.8	26.7

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	66,462	57,929	63,135	187,527
Ⅱ　連結売上高（百万円）				654,464
Ⅲ　連結売上高に占める海外売上高の割合（%）	10.2	8.9	9.6	28.7

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	112,274	108,684	114,557	335,516
Ⅱ　連結売上高（百万円）				1,231,808
Ⅲ　連結売上高に占める海外売上高の割合（%）	9.1	8.8	9.3	27.2

（注）１．国又は地域の区分の方法
地理的近接度により区分しております。
２．各区分に属する主な国又は地域
(1) アジア：東アジア及び東南アジア諸国、オーストラリア
(2) 米州　：米国、カナダ、メキシコ
(3) 欧州　：ヨーロッパ諸国、南アフリカ
３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

d．販売実績

販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分		前中間連結会計期間（自 平成18年4月1日 至 平成18年9月30日）（百万円）	当中間連結会計期間（自 平成19年4月1日 至 平成19年9月30日）（百万円）	増減率（%）	前連結会計年度（自 平成18年4月1日 至 平成19年3月31日）（百万円）
コンシューマープロダクツ事業					
	ビューティケア事業	201,432	224,367	11.4	416,085
	ヒューマンヘルスケア事業	84,504	86,621	2.5	170,008
	ファブリック＆ホームケア事業	122,913	123,053	0.1	245,255
	日本計	408,850	434,042	6.2	831,348
	アジア	34,134	42,127	23.4	72,025
	欧米	71,053	76,287	7.4	148,710
	内部売上消去等	△5,911	△8,231	－	△14,673
	計	508,127	544,225	7.1	1,037,411
ケミカル事業					
	日本	57,832	61,777	6.8	116,933
	アジア	26,499	33,949	28.1	55,830
	欧米	40,569	49,577	22.2	82,935
	内部売上消去等	△15,950	△18,773	－	△32,089
	計	108,951	126,530	16.1	223,609
合計		617,078	670,756	8.7	1,261,020
消去		△14,540	△16,292	－	△29,212
連結売上高		602,538	654,464	8.6	1,231,808

（１株当たり情報）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）		当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）		前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	962.65円	１株当たり純資産額	1,084.24円	１株当たり純資産額	1,035.66円
１株当たり中間純利益	54.26円	１株当たり中間純利益	53.77円	１株当たり当期純利益	129.41円
潜在株式調整後１株当たり中間純利益	54.22円	潜在株式調整後１株当たり中間純利益	53.72円	潜在株式調整後１株当たり当期純利益	129.29円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間末 （平成18年９月30日現在）	当中間連結会計期間末 （平成19年９月30日現在）	前連結会計年度 （平成19年３月31日現在）
純資産の部の合計額（百万円）	533,187	601,983	574,751
純資産の部の合計額から控除する金額（百万円）	8,580	10,852	10,219
（うち新株予約権）	(301)	(598)	(301)
（うち少数株主持分）	(8,278)	(10,254)	(9,917)
普通株式に係る中間期末（期末）の純資産額（百万円）	524,607	591,131	564,531
普通株式の発行済株式数（千株）	549,443	549,443	549,443
普通株式の自己株式数（千株）	4,484	4,241	4,349
１株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	544,959	545,202	545,094

（注）２．１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	29,571	29,316	70,527
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	29,571	29,316	70,527
期中平均株式数（千株）	544,973	545,185	544,995
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	396	572	520
（うち新株予約権）	(396)	(572)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年６月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

（重要な後発事象）

前中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間連結会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）
――――――	平成19年10月23日開催の取締役会において、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、平成19年10月24日から平成19年12月19日までに、当社普通株式を、株式の総数4,600千株、取得価額の総額15,000百万円を限度として取得することを決議しました。	――――――

5．中間個別財務諸表

(1) 中間貸借対照表

		前中間会計期間末 (平成18年9月30日現在)			当中間会計期間末 (平成19年9月30日現在)			前事業年度の 要約貸借対照表 (平成19年3月31日現在)			増減 (△印減)
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額 (百万円)
（資産の部）											
Ⅰ 流動資産											
1．現金及び預金		15,512			16,472			19,569			
2．売掛金		60,535			60,041			58,285			
3．有価証券		4,997			31,492			6,590			
4．たな卸資産		49,306			54,807			48,573			
5．その他		32,551			30,796			31,059			
6．貸倒引当金		△547			△562			△248			
流動資産合計			162,355	15.7		193,048	19.0		163,830	16.2	29,218
Ⅱ 固定資産											
(1) 有形固定資産	※2										
1．建物	※1	51,662			49,172			50,848			
2．機械及び装置	※1	50,769			49,846			50,758			
3．土地		44,249			44,491			44,488			
4．建設仮勘定		6,869			3,569			3,992			
5．その他	※1	16,368			15,884			16,365			
有形固定資産合計		169,919			162,964			166,454			
(2) 無形固定資産											
1．商標権		158,707			138,094			148,400			
2．その他		32,123			28,121			30,164			
無形固定資産合計		190,831			166,215			178,564			
(3) 投資その他の資産											
1．投資有価証券		411,000			398,077			397,807			
2．出資金		54,352			53,174			54,045			
3．長期貸付金		16,216			14,110			15,388			
4．その他		30,768			27,048			32,666			
5．貸倒引当金		△8			－			－			
投資その他の資産合計		512,329			492,410			499,907			
固定資産合計			873,080	84.3		821,591	81.0		844,927	83.8	△23,336
資産合計			1,035,436	100.0		1,014,639	100.0		1,008,757	100.0	5,882

（注）増減は、当中間会計期間末と前事業年度との比較で表示しております。

		前中間会計期間末（平成18年9月30日現在）			当中間会計期間末（平成19年9月30日現在）			前事業年度の要約貸借対照表（平成19年3月31日現在）			増減（△印減）
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）
（負債の部）											
Ⅰ　流動負債											
1．買掛金		68,664			72,811			64,764			
2．一年以内に返済予定の長期借入金		22,000			22,000			22,000			
3．未払金		16,463			10,867			13,625			
4．未払費用		50,414			52,062			45,849			
5．未払法人税等		12,263			15,697			3,930			
6．預り金		47,929			42,421			34,875			
7．その他		4,305			3,279			8,366			
流動負債合計			222,041	21.5		219,140	21.6		193,412	19.2	25,727
Ⅱ　固定負債											
1．社債		99,995			99,995			99,995			
2．長期借入金		231,500			179,800			210,600			
3．退職給付引当金		842			784			759			
4．役員退職慰労引当金		163			163			163			
5．その他		83			595			84			
固定負債合計			332,584	32.1		281,339	27.7		311,602	30.9	△30,263
負債合計			554,626	53.6		500,479	49.3		505,015	50.1	△4,535

（注）増減は、当中間会計期間末と前事業年度との比較で表示しております。

区分	注記番号	前中間会計期間末 (平成18年9月30日現在)			当中間会計期間末 (平成19年9月30日現在)			前事業年度の 要約貸借対照表 (平成19年3月31日現在)			増減 (△印減)
		金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額 (百万円)
(純資産の部)											
Ⅰ　株主資本											
1．資本金			85,424	8.3		85,424	8.4		85,424	8.5	−
2．資本剰余金											
(1)資本準備金		108,888			108,888			108,888			
(2)その他資本剰余金		10			39			4			
資本剰余金合計			108,899	10.5		108,928	10.7		108,893	10.8	35
3．利益剰余金											
(1)利益準備金		14,116			14,116			14,116			
(2)その他利益剰余金											
特別償却準備金		158			121			147			
圧縮記帳積立金		6,584			6,491			6,539			
別途積立金		221,799			249,799			221,799			
繰越利益剰余金		49,601			54,995			72,610			
利益剰余金合計			292,261	28.2		325,524	32.1		315,214	31.2	10,309
4．自己株式			△10,016	△1.0		△9,644	△0.9		△9,850	△1.0	206
株主資本合計			476,567	46.0		510,233	50.3		499,681	49.5	10,552
Ⅱ　評価・換算差額等											
その他有価証券評価差額金			3,940	0.4		3,327	0.3		3,759	0.4	△431
評価・換算差額等合計			3,940	0.4		3,327	0.3		3,759	0.4	△431
Ⅲ　新株予約権			301	0.0		598	0.1		301	0.0	297
純資産合計			480,809	46.4		514,159	50.7		503,741	49.9	10,417
負債純資産合計			1,035,436	100.0		1,014,639	100.0		1,008,757	100.0	5,882

(注) 増減は、当中間会計期間末と前事業年度との比較で表示しております。

(2) 中間損益計算書

		前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）			当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）			増減（△印減）	前事業年度の要約損益計算書（自 平成18年4月1日 至 平成19年3月31日）		
区分	注記番号	金額（百万円）		百分比（%）	金額（百万円）		百分比（%）	金額（百万円）	金額（百万円）		百分比（%）
Ⅰ 売上高			356,676	100.0		366,680	100.0	10,004		709,554	100.0
Ⅱ 売上原価			150,459	42.2		156,478	42.7	6,019		302,977	42.7
売上総利益			206,216	57.8		210,201	57.3	3,985		406,577	57.3
Ⅲ 販売費及び一般管理費			166,004	46.5		169,351	46.2	3,346		327,963	46.2
営業利益			40,211	11.3		40,850	11.1	639		78,613	11.1
Ⅳ 営業外収益	※1		6,206	1.7		8,156	2.2	1,949		9,913	1.4
Ⅴ 営業外費用	※2		1,432	0.4		2,399	0.6	967		3,575	0.5
経常利益			44,985	12.6		46,606	12.7	1,620		84,951	12.0
Ⅵ 特別利益			17	0.0		9	0.0	△7		8,307	1.2
Ⅶ 特別損失			1,052	0.3		1,967	0.5	914		3,829	0.6
税引前中間（当期）純利益			43,950	12.3		44,649	12.2	698		89,429	12.6
法人税、住民税及び事業税		12,904			16,717				21,798		
法人税等調整額		10,530	23,434	6.5	3,435	20,152	5.5	△3,282	9,978	31,776	4.5
中間（当期）純利益			20,515	5.8		24,496	6.7	3,980		57,653	8.1

（注）増減は、当中間会計期間と前中間会計期間との比較で表示しております。

（3）中間株主資本等変動計算書

前中間会計期間（自 平成18年4月1日　至 平成18年9月30日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年3月31日　残高（百万円）	85,424	108,888	－	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
中間会計期間中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						10			△10	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△24			24	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△51		51	－		－
利益処分による別途積立金の積立								20,000	△20,000	－		－
中間純利益									20,515	20,515		20,515
自己株式の取得											△448	△448
自己株式の処分			10	10							409	420
株主資本以外の項目の中間会計期間中の変動額（純額）												
中間会計期間中の変動額合計（百万円）	－	－	10	10	－	△32	△160	20,000	△13,001	6,804	△38	6,776
平成18年9月30日　残高（百万円）	85,424	108,888	10	108,899	14,116	158	6,584	221,799	49,601	292,261	△10,016	476,567

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年3月31日　残高（百万円）	4,652	4,652	－	474,444
中間会計期間中の変動額				
利益処分による利益配当				△13,637
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
中間純利益				20,515
自己株式の取得				△448
自己株式の処分				420
株主資本以外の項目の中間会計期間中の変動額（純額）	△712	△712	301	△411
中間会計期間中の変動額合計（百万円）	△712	△712	301	6,365
平成18年9月30日　残高（百万円）	3,940	3,940	301	480,809

当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成19年3月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681
中間会計期間中の変動額												
剰余金の配当									△14,186	△14,186		△14,186
特別償却準備金の取崩						△26			26	－		－
圧縮記帳積立金の取崩							△48		48	－		－
別途積立金の積立								28,000	△28,000	－		－
中間純利益									24,496	24,496		24,496
自己株式の取得											△586	△586
自己株式の処分			35	35							792	828
株主資本以外の項目の中間会計期間中の変動額（純額）												
中間会計期間中の変動額合計（百万円）	－	－	35	35	－	△26	△48	28,000	△17,615	10,309	206	10,552
平成19年9月30日 残高（百万円）	85,424	108,888	39	108,928	14,116	121	6,491	249,799	54,995	325,524	△9,644	510,233

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成19年3月31日 残高（百万円）	3,759	3,759	301	503,741
中間会計期間中の変動額				
剰余金の配当				△14,186
特別償却準備金の取崩				－
圧縮記帳積立金の取崩				－
別途積立金の積立				－
中間純利益				24,496
自己株式の取得				△586
自己株式の処分				828
株主資本以外の項目の中間会計期間中の変動額（純額）	△431	△431	297	△134
中間会計期間中の変動額合計（百万円）	△431	△431	297	10,417
平成19年9月30日 残高（百万円）	3,327	3,327	598	514,159

前事業年度の株主資本等変動計算書（自 平成18年4月1日 至 平成19年3月31日）

	株主資本											
		資本剰余金			利益剰余金							
						その他利益剰余金						
	資本金	資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金	利益剰余金合計	自己株式	株主資本合計
平成18年3月31日 残高（百万円）	85,424	108,888	−	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
事業年度中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
剰余金の配当									△14,183	△14,183		△14,183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	−		−
利益処分による特別償却準備金の取崩						△18			18	−		−
特別償却準備金の取崩						△48			48	−		−
圧縮記帳積立金の積立							5		△5	−		−
利益処分による圧縮記帳積立金の取崩							△109		109	−		−
圧縮記帳積立金の取崩							△101		101	−		−
利益処分による別途積立金の積立								20,000	△20,000	−		−
当期純利益									57,653	57,653		57,653
自己株式の取得											△1,085	△1,085
自己株式の処分			4	4							1,212	1,216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	−	−	4	4	−	△43	△205	20,000	10,007	29,758	127	29,889
平成19年3月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年3月31日 残高（百万円）	4,652	4,652	−	474,444
事業年度中の変動額				
利益処分による利益配当				△13,637
剰余金の配当				△14,183
利益処分による役員賞与				△73
特別償却準備金の積立				−
利益処分による特別償却準備金の取崩				−
特別償却準備金の取崩				−
圧縮記帳積立金の積立				−
利益処分による圧縮記帳積立金の取崩				−
圧縮記帳積立金の取崩				−
利益処分による別途積立金の積立				−
当期純利益				57,653
自己株式の取得				△1,085
自己株式の処分				1,216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計（百万円）	△893	△893	301	29,297
平成19年3月31日 残高（百万円）	3,759	3,759	301	503,741

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成18年９月30日現在）	当中間会計期間末 （平成19年９月30日現在）	前事業年度 （平成19年３月31日現在）
※1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。	※1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は909百万円であり、その内訳は建物54百万円、構築物35百万円、機械及び装置820百万円であります。	※1．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。
※2．有形固定資産の減価償却累計額 674,212百万円	※2．有形固定資産の減価償却累計額 684,191百万円	※2．有形固定資産の減価償却累計額 677,397百万円
3．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、596百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金等に対し、37百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、356百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、235百万円の経営指導念書等の差入れを金融機関に行っております。	3．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、504百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、195百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、349百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、170百万円の経営指導念書等の差入れを金融機関に行っております。	3．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、540百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、165百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、357百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、205百万円の経営指導念書等の差入れを金融機関に行っております。

（中間損益計算書関係）

前中間会計期間 （自 平成18年４月１日 至 平成18年９月30日）	当中間会計期間 （自 平成19年４月１日 至 平成19年９月30日）	前事業年度 （自 平成18年４月１日 至 平成19年３月31日）
※1．営業外収益のうち重要なもの 百万円 受取利息 104 有価証券利息 0 受取配当金 4,553	※1．営業外収益のうち重要なもの 百万円 受取利息 221 有価証券利息 41 受取配当金 6,586	※1．営業外収益のうち重要なもの 百万円 受取利息 286 有価証券利息 8 受取配当金 6,774
※2．営業外費用のうち重要なもの 百万円 支払利息 828 社債利息 240	※2．営業外費用のうち重要なもの 百万円 支払利息 1,385 社債利息 882	※2．営業外費用のうち重要なもの 百万円 支払利息 2,045 社債利息 1,114
3．減価償却実施額 百万円 有形固定資産 13,100 無形固定資産 12,854	3．減価償却実施額 百万円 有形固定資産 12,668 無形固定資産 13,311	3．減価償却実施額 百万円 有形固定資産 28,681 無形固定資産 26,112

（中間株主資本等変動計算書関係）
前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）
自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式	3,924	147	160	3,911
合計	3,924	147	160	3,911

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）
自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式	3,793	177	303	3,667
合計	3,793	177	303	3,667

（注）普通株式の自己株式の株式数の増加177千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少303千株は、ストックオプションの行使による減少275千株及び単元未満株式の売り渡しによる減少28千株であります。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）
自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,924	340	472	3,793
合計	3,924	340	472	3,793

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少472千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株であります。

（有価証券関係）
前中間会計期間、当中間会計期間及び前事業年度における子会社株式及び関連会社株式で時価のあるものはありません。

（1株当たり情報）

前中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）		当中間会計期間 （自　平成19年4月1日 至　平成19年9月30日）		前事業年度 （自　平成18年4月1日 至　平成19年3月31日）	
1株当たり純資産額	880.81円	1株当たり純資産額	940.97円	1株当たり純資産額	922.64円
1株当たり中間純利益	37.61円	1株当たり中間純利益	44.89円	1株当たり当期純利益	105.68円
潜在株式調整後1株当たり中間純利益	37.58円	潜在株式調整後1株当たり中間純利益	44.84円	潜在株式調整後1株当たり当期純利益	105.58円

（注）1．1株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前中間会計期間末 （平成18年9月30日現在）	当中間会計期間末 （平成19年9月30日現在）	前事業年度 （平成19年3月31日現在）
純資産の部の合計額（百万円）	480,809	514,159	503,741
純資産の部の合計額から控除する金額（百万円）	301	598	301
（うち新株予約権）	(301)	(598)	(301)
普通株式に係る中間期末（期末）の純資産額（百万円）	480,507	513,561	503,440
普通株式の発行済株式数（千株）	549,443	549,443	549,443
普通株式の自己株式数（千株）	3,911	3,667	3,793
1株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	545,532	545,776	545,650

（注）2．1株当たり中間（当期）純利益及び潜在株式調整後1株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前事業年度 （自　平成18年4月1日 至　平成19年3月31日）
1株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	20,515	24,496	57,653
普通株主に帰属しない金額(百万円)	－	－	－
普通株式に係る中間（当期）純利益（百万円）	20,515	24,496	57,653
期中平均株式数（千株）	545,545	545,750	545,564
潜在株式調整後1株当たり中間（当期）純利益			
中間（当期）純利益調整額(百万円)	－	－	－
普通株式増加数（千株）	396	572	520
（うち新株予約権）	(396)	(572)	(520)
希薄化効果を有しないため、潜在株式調整後1株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年6月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年6月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株	平成13年6月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年6月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

（重要な後発事象）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	平成19年10月23日開催の取締役会において、会社法第165条第３項の規定により読み替えて適用される同法第156条の規定に基づき、平成19年10月24日から平成19年12月19日までに、当社普通株式を、株式の総数4,600千株、取得価額の総額15,000百万円を限度として取得することを決議しました。	――――――

Exhibit B-2

平成19年10月23日

各 位

会社名 花 王 株 式 会 社
代表者名 代表取締役 社長執行役員
尾 﨑 元 規
（コード番号 4452 東証第一部）

自己株式の取得に関するお知らせ

（会社法第165条第2項の規定による定款の定めに基づく自己株式の取得）

当社は、本日開催の取締役会において、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、自己株式を取得することを決議いたしましたので、下記のとおりお知らせいたします。

記

1．自己株式の取得を行う理由

資本効率の向上と株主への一層の利益還元のため、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、自己株式の取得を行うものであります。

2．取得の内容

・取得する株式の種類	当社普通株式
・取得する株式の総数	4,600,000株（上限） （自己株式を除く発行済株式の総数（平成19年9月30日現在）に対する割合 0.8%）
・株式の取得価額の総額	15,000,000,000円（上限）
・取 得 期 間	平成19年10月24日から平成19年12月19日まで

（ご参考）

1．当社は、資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えており、現時点での見通し、計画に基づくと、平成20年3月末までに上記を含め総額300億円程度を取得することを検討しております。

2．平成19年9月30日時点の自己株式の保有

発行済株式の総数（自己株式を除く）	545,776,459株
自己株式数	3,667,242株

以 上

本件についてのお問い合せ先：
花王株式会社 広報部 電話03-3660-7041～7042

Exhibit B-3

2007年度上期のハイライト

2007年10月23日

花王株式会社

社長執行役員

尾﨑　元規

花王

2007年度上期サマリー

2007年度上期概況

- 国内コンシューマープロダクツ事業は引き続き好調。
- 期初想定を上回る原材料価格上昇の影響。

		前年同期比
売上高:	6,544億円	(+8.6%)
営業利益:	555億円	(▲4.9%)
経常利益:	550億円	(▲5.9%)
中間純利益:	293億円	(▲0.9%)
EBITDA:	1,009億円	(▲1.2%)
1株当たり中間純利益:	53.77円	(▲0.9%)
1株当たり中間配当金:	27円	(+1円)

花王

成長戦略：進捗と今後

花王の中期成長戦略

商品の高付加価値化による"利益ある成長"の達成

- □ ビューティケアとヒューマンヘルスケア事業での成長の加速
- □ 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展
- □ グローバルに特徴ある強いケミカル事業への注力

花王

事業セグメントと主な製品カテゴリー

コンシューマープロダクツ事業

ビューティケア

2007年度上期売上高：3,116億円
（前年同期比:+10.3%／売上構成:47.6%）

サロン向け製品
プレステージ化粧品
プレミアムスキンケア
プレミアムヘアケア





ヒューマンヘルスケア

2007年度上期売上高：947億円
（前年同期比:+4.1%／売上構成:14.5%）

機能性食品・飲料
オーラルケア
血行促進（入浴剤・温熱シート等）
サニタリー製品



コンシューマープロダクツ事業

消費者起点

コンシューマープロダクツ事業

ファブリック＆ホームケア

2007年度上期売上高：1,377億円
（前年同期比:+2.5%／売上構成:21.1%）

衣料用洗剤、洗濯仕上剤
キッチン・バス・トイレ、リビングケア



New
アタック

ケミカル

2007年度上期売上高：1,265億円
（前年同期比:+16.1%／売上構成:16.8%）

油脂
機能材料
スペシャルティケミカルズ





ケミカル事業

※売上高には事業間の内部売上を含む。売上構成比は外部顧客に対する売上高で算出。

花王

ビューティケア事業

トータルビューティの提案

2007年度上期のトピックス

- □ 新ブランドのセグレタ追加でシャンプー・コンディショナー市場シェアNo.1(※1)の地位を強化。
- □ ビオレメイクとろけるリキッド、ビオレuなどがプレミアムスキンケアの好調に貢献。
- □ カネボウ化粧品は計画通り進捗。花王ソフィーナは国内中価格帯市場の低迷の影響で若干前年割れ。
- □ アジアのビオレは台湾、インドネシアを中心に好調。5月に台湾・香港でアジエンスの新タイプを追加発売。

2007年度下期のトピックス

- □ プレミアムヘアケアは競争激化が見込まれる市場の中で、アジエンスの改良新発売など、各ブランドの独自性を強化。
- □ プレミアムスキンケアは上半期に引続きビオレを中心に売上拡大。
- □ エストの強化とカネボウ化粧品のメガブランド化推進。


セグレタ


ビオレメイク
とろけるリキッド
ビオレu
シリーズ


改良アジエンス


エストメイクアップ

(※1)SRI調べ

花王

カネボウ化粧品 (ビューティケア事業)

2007年度上期のトピックス

売上高<1～6月>: 1,100億円弱(+5%) ／営業利益率: 約5%

【参考】前年度連結対象売上高<2～6月>: 900億円強／営業利益率: 9%強

- □ 国内高級プレステージブランド「インプレス」「ルナソル」、セルフ販売のメイクアップブランド「ケイト」などが好調。
- □ 中国における出店は計画線上で推移。
- □ メディア購買など花王グループ内で様々なシナジーの発現に向けた取組みを推進。

2007年度下期のトピックス

＜予想＞

売上高<1～12月> : 2,200億円強(+3～4%) /営業利益率:約8%

- □ 国内ではメガブランド化を推進。10月にスキンケアのDEWスペリア、12月に新トータルメイクアップブランドのコフレドール発売。
- □ 中国では引続き先行投資を実施。
- □ 欧米ではスーパープレステージブランドSENSAIの中核スキンケアラインを全面刷新。



インプレス　ケイト



DEWスペリア



コフレドール

SENSAI Cellular Performance

花王

ヒューマンヘルスケア事業

デイリーヘルスケア商品の開発・上市

2007年度上期のトピックス

- □ ヘルシアウォーターはマスカット味を加え製品ラインを充実し、ヘルシアブランドを強化。
- □ エコナは横ばいで推移。
- □ メリーズはブランド価値が認められ、引き続き売上拡大。
- □ ロリエはタイ・中国で好調に推移。
- □ パーソナルヘルスは好調な薬用ピュオーラが引き続き貢献。

2007年度下期のトピックス

- □ 「ヘルシア緑茶まろやか」の追加で、ヘルシアブランドトータルでのさらなる強化。
- □ 肌へのやさしさを追求し、メリーズおよびロリエのブランドロイヤリティをさらに高める。
- □ 製品ラインの充実で、好調なクリアクリーンおよびピュオーラ両ブランドを一層強化。
- □ 蒸気で気持ちよく温める「めぐりズム蒸気でホットアイマスク」上市。


ヘルシアウォーター
マスカット味


薬用ピュオーラ


ヘルシア緑茶まろやか


めぐりズム蒸気でホット
アイマスク

花王

ファブリック＆ホームケア事業

家事の楽しさ・快適さの提案

2007年度上期のトピックス

- □ 若い主婦層の生活スタイルに合わせた新ブランドのスタイルフィット上市。
- □ タイでアタックソフトプラスを上市し、品揃えを充実。
- □ 消費者の「衛生・安心・環境、及び香り等」の新しい意識の高まりに応えるリセッシュ除菌EX上市。

2007年度下期のトピックス

- □ 国内外で洗濯への様々なニーズに応える品揃えで、衣料用洗剤をさらに強化。
- □ ホームケアのメガブランド化とブランドの鮮度アップを図る。
- □ TCRの強化などで原材料高に対応。



スタイルフィット



タイのアタックソフトプラス



リセッシュ除菌EX

花王

ケミカル事業

グローバルに特徴ある強いケミカル事業への注力

2007年度上期のトピックス

- □ フィリピンでの生産能力アップが寄与し、油脂アルコールの売上数量増加。
- □ 欧米では油脂アミンやトナー・トナーバインダーなどのタイムリーな設備投資が奏功し欧米で好調持続。
- □ 原料価格が大きく上昇した油脂アルコールなどは値上げを国内外で実施。


フィリピンの油脂アルコール製造設備

2007年度下期のトピックス

- □ 高付加価値製品であるスペシャルティケミカルズに注力。特に、急成長する業界とコラボレーションを進め、顧客のニーズに応えて売上拡大。
- □ 高機能化と低コストオペレーションで機能材料事業をさらに強化。
- □ 油脂事業では売上拡大、コスト削減および継続的な値上げ努力で原料価格上昇に対応。

花王

アジアコンシューマープロダクツ事業※

売り上げの大幅な伸びと収益改善

2007年度上期のトピックス

- □ アジア一体運営により、タイ、インドネシア、中国などで順調に売り上げを拡大。
- □ 台湾・香港でアジエンス・モイスチュア・バランスを発売。積極的なマーケティング活動を展開しアジエンスブランドを強化。
- □ 中国でアタック柔軟剤入り上市。

2007年度下期のトピックス

- □ インドネシアでアタックの新製品発売。
- □ ロリエやビオレも高付加価値商品を継続的に積極投入。

※プレステージ化粧品を除く。



香港の新アジエンスシリーズの店頭展開


洁霸

中国のアタック柔軟剤入り


Safety Fit

ロリエセイフティフィット

花王

増加したフリーキャッシュフロー※の使途

カネボウ化粧品が加わり、フリーキャッシュ・フローは増加し、年間1,000億円レベルに。

1.将来の成長に向けての設備投資およびM&A

2.連結配当性向40%程度を目処に安定的・継続的な配当

3. 借入金などの有利子負債の返済と自己株式の取得

※【フリーキャッシュ・フロー】=【営業活動によるキャッシュ・フロー】ー【投資活動によるキャッシュ・フロー】

花王

2007年度予想

中長期的な“利益ある成長”をめざして

2007年度戦略と損益への影響要因

1. 攻めの投資
   - 高付加価値商品の育成による売上拡大に向けた国内コンシューマープロダクツ事業への積極的なマーケティング投資
   - 中国をはじめとするプレステージ化粧品での先行投資　など

	損益への影響
2. 国内原材料市況上昇の影響	約Δ140億円
3. コスト削減（TCR）	約＋60億円

2007年度営業利益予想：　1,140億円

2008年度以降早期に過去最高営業利益1,213億円を超える

花王

2007年度予想

原材料価格上昇の影響を増収効果やコスト削減で吸収し、期初予想利益の達成、および、さらなる利益増を目指す。

		前年比
売上高：	13,100億円	（+6.3%）
営業利益：	1,140億円	（▲5.7%）
経常利益：	1,110億円	（▲7.6%）
当期純利益：	660億円	（▲6.4%）
EBITDA：	2,060億円	（▲3.3%）
ROE※：	11.4%	（▲1.7ポイント）
1株当たり当期純利益※：	121.43円	（▲6.2%）
1株当たり配当金：	54円	（+2円）
配当性向：	44.5%	

（※）ROEおよび1株当たり当期純利益予想の計算には、2007年10月24日から12月19日の期間の460万株または150億円を上限とした自己株式の取得を考慮に入れています。

花王

Exhibit B-4

2008年（平成20年）3月期
中間決算説明会資料

2007年4月1日～2007年9月30日

花王株式会社

2007年10月23日

花王

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2007年10月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不安定要因により実際の業績が記載の予想数値と大幅に異なる可能性があります。

（このプレゼンテーション資料の金額は切捨てで表示しています。）

花王

1. 当中間期の事業環境

消費支出の推移(総務省家計調査)


(%)
10
5
0
-5
-10
全世帯名目前年同月比
2007年度
01年度
02年度
03年度
04年度
05年度
06年度
07/4
07/5
07/6
07/7
07/8

トイレタリー15品消費者購入単価の推移



指数
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
93
94
02/上
02/下
03/上
03/下
04/上
04/下
05/上
05/下
06/上
06/下
07/上

（SRI調べ）

花王

2. 当中間期の連結業績

連結損益

【億円】

	05年/上	06年/上	07年/上	増減	
売上高	4,830	6,025	6,544	8.6%	+519
営業利益	630	584	555	△4.9%	△28
対売上比	*13.1%*	*9.7%*	*8.5%*		
経常利益	636	584	550	△5.9%	△34
中間純利益	384	295	293	△0.9%	△2
EBITDA	907	1,021	1,009	△1.2%	△11
1株当たり中間純利益(円)	70.75	54.26	53.77	△0.9%	△0.49

花王

連結売上高〔1〕

	2006年上期	2007年上期		
	億円	億円	(%) 伸長率	(%) 実質*
ビューティケア事業	2,014	2,243	11.4	11.4
ヒューマンヘルスケア事業	845	866	2.5	2.5
ファブリック&ホームケア事業	1,229	1,230	0.1	0.1
日本計	**4,088**	**4,340**	6.2	6.2
アジア	341	421	23.4	12.9
欧米	710	762	7.4	▲0.1
消去	▲59	▲82	-	-
コンシューマープロダクツ事業計	**5,081**	**5,442**	7.1	5.4

*実質伸長率：為替の影響を除く伸長率

連結売上高〔2〕

	2006年上期	2007年上期		
	億円	億円	(%) 伸長率	実質*
日本	578	617	6.8	6.8
アジア	264	339	28.1	17.7
欧米	405	495	22.2	11.7
消去	△159	△187	−	−
ケミカル事業計	1,089	1,265	16.1	10.8
消去	△145	△162	−	−
連結売上高	6,025	6,544	8.6	6.2

*実質伸長率：為替の影響を除く伸長率

花王

損益計算書（連結）

	2006年上期		2007年上期		増減*
	億円	%	億円	%	
売上高	6,025	100.0	6,544	100.0	519
売上原価	2,449	40.7	2,728	41.7	278
売上総利益	3,575	59.3	3,816	58.3	240
販売費及び一般管理費**	2,991	49.6	3,260	49.8	269
営業利益	584	9.7	555	8.5	▲28
営業外損益	0	0.0	▲5	▲0.1	▲5
経常利益	584	9.7	550	8.4	▲34
特別損益	▲12	▲0.2	▲11	▲0.2	1
税金等調整前当期純利益	572	9.5	539	8.2	▲33
法人税等	272	4.5	240	3.7	▲31
少数株主利益（減算）	4	0.1	5	0.0	1
中間純利益	295	4.9	293	4.5	▲2

（▲は損）

* 増減 ＝ 2007年上期 － 2006年上期

** カネボウ化粧品関連償却費 2007年上期：136億円、2006年上期：130億円

花王

売上原価率・販管費率の推移（連結）



%
55
50
45
40
35
30
売上原価率
販管費率
40 %
30
20
10
0
営業利益率
売上原価率
47.2
43.6
44.0
43.8
49.3
49.8
42.9
43.1
43.2
43.6
40.9
41.7
販管費率
13.3
13.0
12.4
9.9
9.8
8.5
営業利益率
98年度
99
00
01
02
03
04
05
06
07年/上

花王

主な販売費及び一般管理費（連結）

（億円）

	2006年上期	2007年上期	増　減*
販売費及び一般管理費計	2, 991	3, 260	269
荷造発送費	335	368	33
広告宣伝費	511	527	15
拡売費及び販促費	331	394	62
給料手当・賞与	570	642	72
研究開発費	212	226	13

*増減＝2007年上期－2006年上期

花王

事業別概況

【単位：億円】		売上高*				営業利益		
		2006年上期	2007年上期	増　減	伸長率（%）	2006年上期	2007年上期	増　減
ビューティケア事業		2,826	**3,116**	290	10.3	119	**100**	▲19
	営業利益率					*4.2%*	*3.2%*	
ヒューマンヘルスケア事業		910	**947**	37	4.1	48	**65**	16
	営業利益率					*5.4%*	*6.9%*	
ファブリック＆ホームケア事業		1,344	**1,377**	33	2.5	297	**299**	1
	営業利益率					*22.1%*	*21.7%*	
ケミカル事業		1,089	**1,265**	175	16.1	117	**89**	▲28
	営業利益率					*10.8%*	*7.1%*	

*売上高：セグメント間消去前

花王

所在地別概況

【単位：億円】		売上高*				営業利益		
		2006年上期	2007年上期	増　減	伸長率（%）	2006年上期	2007年上期	増　減
日　本		4,545	**4,820**	274	6.0	516	**502**	△13
	営業利益率					*11.4%*	*10.4%*	
アジア		597	**750**	152	25.5	10	**△10**	△21
	営業利益率					*1.8%*	*△1.4%*	
米　州		538	**566**	27	5.2	34	**32**	△1
	営業利益率					*6.4%*	*5.7%*	
欧　州		633	**742**	108	17.2	19	**22**	3
	営業利益率					*3.1%*	*3.0%*	

*売上高：セグメント間消去前

花王

連結営業利益の増減

06年上期		07年上期
		億円
584	→	555

増減　▲28　▲4.9%

ビューティケア	▲19
ヒューマンヘルスケア	+16
ファブリック&ホームケア	+1
ケミカル	▲28
計	▲28

日本	▲13
アジア	▲21
米州	▲1
欧州	+3
計	▲28

※各セグメントは内部消去前、計は内部消去後

花王

アジアコンシューマープロダクツ事業


売上高（億円）
営業利益（億円）
売上高
営業利益
800
600
400
200
0
90
60
30
0
-30
06年/上
07年/上

欧米コンシューマープロダクツ事業


1,000
800
600
400
200
0
100
50
0
06年/上
07年/上

アジアケミカル事業


1,000
800
600
400
200
0
100
50
0
06年/上
07年/上

欧米ケミカル事業


1,000
800
600
400
200
0
100
50
0
06年/上
07年/上

花王

連結経常利益の増減

06年上期		07年上期
584	→	550 億円

増減 △34 △5.9%

1. 営業利益の増減	△28
2. 持分法投資損益の増減	+0
3. 為替差損益	+1
4. 金融収支	△8
5. その他営業外項目	+1
計	△34

連結税金等調整前純利益の増減

06年上期 → 07年上期

572 → 539 億円

増減 ▲33 ▲5.8%

1. 経常利益の増減	▲34
2. 固定資産売却益	▲1
3. 投資有価証券売却益	▲0
4. 固定資産除売却損	+4
5. 減損損失	▲2
6. その他	▲0
計	▲33

花王

貸借対照表（連結）

（億円）

	07年3月	07年9月	増減		07年3月	07年9月	増減
流動資産	4,022	4,440	418	流動負債	3,086	3,347	260
現金及び預金	499	474	△24	仕入債務	1,101	1,190	89
売上債権	1,584	1,624	39	借入金	439	493	53
有価証券	362	603	240	未払金	289	292	3
たな卸資産	1,121	1,262	140	未払費用	857	943	85
その他	454	476	21	その他	398	427	29
固定資産	8,455	8,279	△175	固定負債	3,643	3,353	△290
有形固定資産	2,890	2,892	2	長期借入金／社債	3,117	2,809	△308
無形固定資産	4,424	4,245	△179	その他	526	544	17
投資その他の資産	1,140	1,141	1	負債合計	6,730	6,700	△29
繰延資産	0	0	0				
				株主資本	5,735	5,888	153
				-資本金	*854*	*854*	-
				-資本剰余金	*1,095*	*1,096*	0
				-利益剰余金	*3,885*	*4,037*	151
				-自己株式	*△100*	*△98*	1
				評価・換算差額等	△90	22	112
				-その他有価証券評価差額金	*46*	*40*	△6
				-為替換算調整勘定	*△136*	*△17*	118
				新株予約権	3	5	2
				少数株主持分	99	102	3
				純資産合計	5,747	6,019	272
資産合計	12,477	12,720	242	負債及び純資産合計	12,477	12,720	242

キャッシュ・フロー計算書(連結)

(億円)

	06年上期	07年上期	増 減
営業活動によるキャッシュ・フロー	857	886	28
投資活動によるキャッシュ・フロー	▲300	▲257	42
財務活動によるキャッシュ・フロー	▲468	▲418	50
現金及び現金同等物に係る換算差額	▲13	21	34
現金及び現金同等物の増減額	74	231	157
現金及び現金同等物の期首残高	675	881	206
現金及び現金同等物の中間期末残高	749	1,113	363
借入金・社債の中間期末残高	3,769	3,302	▲466

【投資活動】

設備投資

＜設備投資内容＞

新製品対応、製造設備能力アップ他

自己株式取得の状況



(百万株)
通算 114.3 百万株
3,037 億円
35
30
25
20
15
10
5
0
10.0
10.0
19.9
29.1
16.0
27.3
2.0
0.0
0.0
1999年度
2000年度
2001年度
2002年度
2003年度
2004年度
2005年度
2006年度
2007/上
金額(億円)
295
286
567
771
367
699
50
0
0

※市場からの買い入れ分

花王

3. 通期の見通し

業績予想(連結)

	05年度		06年度 ※2		07年度予想 ※1 ※3	
	億円	伸長率 (%)	億円	伸長率 (%)	億円	伸長率 (%)
売上高	9,712	3.7	12,318	26.8	13,100	6.3
営業利益	1,201	▲1.0	1,208	0.6	1,140	▲5.7
対売上比 (%)	12.4%		9.8%		8.7%	
経常利益	1,219	▲2.7	1,201	▲1.5	1,110	▲7.6
対売上比 (%)	12.6%		9.8%		8.5%	
当期純利益	711	▲1.4	705	▲0.9	660	▲6.4
対売上比 (%)	7.3%		5.7%		5.0%	

1株当たり当期純利益 (円) ※4	130.58	▲0.4	129.41	▲0.9	121.43	▲6.2
ROE ※4	14.9%		13.1%		11.4%	
EBITDA(営業利益+償却費)	1,808	1.5	2,130	17.8	2,060	▲3.3
1株当たり配当金 (円)	50.0	31.6	52.0	4.0	54.0	3.8

(※1) 予想為替レート: 120円/米ドル、160円/ユーロ
(※2) カネボウ化粧品:売上高 2,000億円強/営業利益率 約10%、カネボウ化粧品関連償却費:267億円。
(※3) カネボウ化粧品:売上高 2,200億円強/営業利益率 約8%、カネボウ化粧品関連償却費:274億円。
(※4) ROEおよび1株当たり当期純利益予想の計算には、2007年10月24日から12月19日の期間の460万株または150億円を上限とした自己株式の取得を考慮に入れています。

花王

2007年度セグメント別売上予想

連結売上高　13,100億円　+6.6%

事業別

	億円	
ビューティケア	6,250	+7.0%
ヒューマンヘルスケア	1,900	+3.5%
ファブリック＆ホームケア	2,750	+2.0%
ケミカル	2,550	+14.0%

所在地別

	億円	
日本	9,580	+3.7%
アジア	1,500	+19.1%
米州	1,100	+3.1%
欧州	1,550	+14.0%

花王

2007年度国内コンシューマープロダクツ事業売上予想

（億円）

	上　期			年　間		
	2006年度 実　績	2007年度 実　績	伸長率	2006年度 実　績	2007年度 予　想	伸長率
ビューティケア	2,014	2,243	11.4%	4,160	4,400	5.7%
ヒューマンヘルスケア	845	866	2.5%	1,700	1,740	2.3%
ファブリック＆ホームケア	1,229	1,230	0.1%	2,452	2,470	0.7%
コンシューマープロダクツ事業計	4,088	4,340	6.2%	8,313	8,610	3.6%

花王

年間業績予想の主な前提要因

- 国内家庭用製品の売価はほぼ横ばい
- 攻めの投資
  - ・高付加価値商品の育成による売上拡大に向けた国内コンシューマープロダクツ事業への積極的なマーケティング投資
  - ・中国をはじめとするプレステージ化粧品での先行投資　など

	損益への影響
国内原材料市況上昇の影響	約Δ140億円
コスト削減(TCR)	約+60億円

予想為替レート

米ドル	＝	120円
ユーロ	＝	160円

花王

セグメント別売上高・営業利益予想

	売上高	営業利益
ビューティケア	+7.0%	減 益
ヒューマンヘルスケア	+3.5%	横ばい
ファブリック＆ホームケア	+2.0%	横ばい
ケミカル	+14.0%	減 益

連結売上高/営業利益率
【年間】



売上高
(億円)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
営業利益率
8,652
9,026
9,368
9,712
12,318
13,100
1,149
1,197
1,213
1,201
1,208
1,140
13.3%
13.3%
13.0%
12.4%
9.8%
8.7%
02
03
04
05
06
07年度(予)
営業利益
(億円)
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
売上高
営業利益

花王

EBITDAの推移（連結）



（億円）
□営業利益
□減価償却費
2,500
2,000
1,500
1,000
500
0
1,732
583
1,149
1,778
581
1,197
1,781
567
1,213
1,808
607
1,201
2,130
921
1,208
2,060
920
1,140
02
03
04
05
06
07年度（予）

花王

ROE・ROAの推移（連結）


(%)
20
15
10
5
0
14.6
14.6
15.7
17.0
17.7
12.8
9.7
8.9
12.7
13.1
14.2
15.5
16.5
14.9
13.1
11.4
ROE
ROA
00
01
02
03
04
05
06
07年度(予)

ROA: 経常利益÷総資産

花王

1株当たり当期純利益の推移(連結)



当期純利益
(億円)
1株当たり当期
純利益 (円)
期中平均株式数(億株)
当期純利益
1株当たり当期純利益
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
594
602
624
653
721
711
705
660
96.7
100.4
108.1
119.1
131.2
130.6
129.4
121.4
6.1
6.0
5.8
5.5
5.5
5.4
5.4
5.4
00
01
02
03
04
05
06
07年度(予)

(※) 1株当たり当期純利益予想および期中平均株式数の計算には、2007年10月24日から12月19日の期間の460万株または150億円を上限とした自己株式の取得を考慮に入れています。

花王

1株当たり配当金の推移



(円)
60
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
54.00
88年度
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07(予)

※株式分割の影響を補正しています。

資本的支出の推移（連結）



（億円）
2,500
2,000
1,500
1,000
500
0
単体 連結子会社
845
563
282
518
179
339
543
231
312
2,035
カネボウ化粧品
知的財産権
555
201
354
701
389
312
550
240
310
02
03
04
05
06
07年度（予）

※新規連結子会社買収に伴う支出は含みません。

花王

2007年度連結売上高/営業利益予想
【四半期／累計】



(億円)
営業利益2006
営業利益2007
売上2006
売上2007
13,100
12,318
9,316
6,544
6,025
3,182
2,838
241
256
584
555
981
1,208
1,140
第1四半期
上半期
年間

花王

業績予想(単体)

	05年度		06年度 ※		07年度予想※	
	億円	伸長率 (%)	億円	伸長率 (%)	億円	伸長率 (%)
売上高	6,885	▲0.9	7,095	3.0	7,250	2.2
営業利益	905	▲7.6	786	▲13.2	780	▲0.8
対売上比 (%)	13.2%		11.1%		10.8%	
経常利益	1,001	▲4.2	849	▲15.2	850	0.1
対売上比 (%)	14.5%		12.0%		11.7%	
当期純利益	641	2.6	576	▲10.1	480	▲16.7
対売上比 (%)	9.3%		8.1%		6.6%	

1株当たり当期純利益	117.61	3.5	105.68	▲10.1	88.22	▲16.5
ROE	14.1%		11.8%		9.5%	
EBITDA（営業利益＋償却費）	1,317	▲4.9	1,334	1.3	1,310	▲1.8

※カネボウ化粧品関連の知的財産権の償却費及び金融費用等を含む。

花王

Exhibit B-5

【表紙】

【提出書類】	自己株券買付状況報告書
【根拠条文】	金融商品取引法第24条の6第1項
【提出先】	関東財務局長
【提出日】	平成19年11月13日
【報告期間】	自　平成19年10月1日　至　平成19年10月31日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

1【取得状況】

(1)【株主総会決議による取得の状況】

平成19年10月31日現在

区分	株式数（株）		価額の総額（円）
株主総会での決議状況 （取得期間平成　年　月　日 ～　年　月　日）		－	－
報告月における取得自己株式（取得日）	月　日	－	－
計	－	－	－
報告月末現在の累積取得自己株式		－	－
自己株式取得の進捗状況（%）		－	－

(2)【取締役会決議による取得の状況】

平成19年10月31日現在

区分	株式数（株）		価額の総額（円）
取締役会（平成19年10月23日）での決議状況 （取得期間※平成19年10月24日～平成19年12月19日）		4,600,000	15,000,000,000
報告月における取得自己株式（取得日※）	10月29日 10月30日 10月31日	115,000 116,000 116,000	381,850,000 381,230,000 381,380,000
計	－	347,000	1,144,460,000
報告月末現在の累積取得自己株式		347,000	1,144,460,000
自己株式取得の進捗状況（%）		7.54	7.63

※　取得期間は約定ベースで、取得自己株式は受渡ベースで記載しております。

2【処理状況】

平成19年10月31日現在

区分	報告月における処分株式数（株）		処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	（処分日） 月　日	−	−
計	−	−	−
消却の処分を行った取得自己株式	（消却日） 月　日	−	−
計	−	−	−
合併、株式交換、会社分割に係る移転を行った取得自己株式	（移転日） 月　日	−	−
計	−	−	−
その他（　　　）	（処分日） 月　日		
計	−	−	−
合計		−	−

3【保有状況】

平成19年10月31日現在

報告月末日における保有状況	株式数（株）
発行済株式総数	549,443,701
保有自己株式数	917,204

Exhibit B-6

【表紙】

【提出書類】	半期報告書
【提出先】	関東財務局長
【提出日】	平成19年11月15日
【中間会計期間】	第102期中（自　平成19年４月１日　至　平成19年９月30日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門　管理部長　　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３－３６６０－７１１１（代表）
【事務連絡者氏名】	会計財務部門　管理部長　　青木　和義
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第100期中	第101期中	第102期中	第100期	第101期
会計期間		自平成17年4月1日 至平成17年9月30日	自平成18年4月1日 至平成18年9月30日	自平成19年4月1日 至平成19年9月30日	自平成17年4月1日 至平成18年3月31日	自平成18年4月1日 至平成19年3月31日
売上高	百万円	483,098	602,538	654,464	971,230	1,231,808
経常利益	〃	63,638	58,480	55,034	121,956	120,176
中間(当期)純利益	〃	38,486	29,571	29,316	71,140	70,527
純資産額	〃	479,285	533,187	601,983	509,676	574,751
総資産額	〃	726,341	1,227,062	1,272,067	1,220,564	1,247,797
1株当たり純資産額	円	880.98	962.65	1,084.24	935.11	1,035.66
1株当たり中間(当期)純利益	〃	70.75	54.26	53.77	130.58	129.41
潜在株式調整後1株当たり中間(当期)純利益	〃	70.56	54.22	53.72	130.28	129.29
自己資本比率	%	66.0	42.8	46.6	41.8	45.2
営業活動によるキャッシュ・フロー	百万円	64,695	85,729	88,612	117,292	164,977
投資活動によるキャッシュ・フロー	〃	△45,146	△30,079	△25,781	△479,535	△63,227
財務活動によるキャッシュ・フロー	〃	△15,413	△46,848	△41,813	356,721	△83,665
現金及び現金同等物の中間期末(期末)残高	〃	75,511	74,987	111,319	67,527	88,154
従業員数 (外、平均臨時雇用者数)	人	19,501 (3,003)	30,670 (6,210)	32,872 (5,036)	29,908 (6,229)	32,175 (6,283)

(注) 1. 売上高には、消費税等は含まれておりません(以下も同様であります。)。
2. 第101期中より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号)を適用しております(以下も同様であります。)。

(2) 提出会社の経営指標等

回次		第100期中	第101期中	第102期中	第100期	第101期
会計期間		自平成17年4月1日 至平成17年9月30日	自平成18年4月1日 至平成18年9月30日	自平成19年4月1日 至平成19年9月30日	自平成17年4月1日 至平成18年3月31日	自平成18年4月1日 至平成19年3月31日
売上高	百万円	349,450	356,676	366,680	688,589	709,554
経常利益	〃	53,875	44,985	46,606	100,134	84,951
中間(当期)純利益	〃	35,414	20,515	24,496	64,133	57,653
資本金	〃	85,424	85,424	85,424	85,424	85,424
発行済株式総数	千株	549,443	549,443	549,443	549,443	549,443
純資産額	百万円	457,594	480,809	514,159	474,444	503,741
総資産額	〃	623,146	1,035,436	1,014,639	1,024,155	1,008,757
1株当たり純資産額	円	840.23	880.81	940.97	869.58	922.64
1株当たり中間(当期)純利益	〃	65.04	37.61	44.89	117.61	105.68
潜在株式調整後1株当たり中間(当期)純利益	〃	64.86	37.58	44.84	117.34	105.58
1株当たり配当額	〃	25.00	26.00	27.00	50.00	52.00
自己資本比率	%	73.4	46.4	50.6	46.3	49.9
従業員数	人	5,677	5,712	5,799	5,652	5,642

2【事業の内容】

当社及び当社の関係会社（当社及び子会社116社、関連会社12社により構成）は、コンシューマープロダクツ製品、ケミカル製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

従来、事業の種類別セグメントの事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の３事業区分に分類しておりましたが、平成19年４月１日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の４事業区分に変更しております。この組織再編は、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するためであります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、下記の事業は「その他」を除き、「第５　経理の状況　１．中間連結財務諸表等　（１）中間連結財務諸表注記事項（セグメント情報）　事業の種類別セグメント情報」に掲げる事業の種類別セグメント情報の区分と同一であります。

事業区分		主要な会社	
コンシューマープロダクツ事業	ビューティケア事業 ヒューマンヘルスケア事業 ファブリック＆ホームケア事業	国内	当社、花王カスタマーマーケティング㈱（注４）、花王プロフェッショナル・サービス㈱、愛媛サニタリープロダクツ㈱、ニベア花王㈱、㈱カネボウ化粧品、カネボウ化粧品販売㈱、㈱エキップ、㈱リサージ、その他　７社　（計16社）
		海外	上海花王有限公司、花王（上海）産品服務有限公司、上海佳麗宝化粧品有限公司、花王（香港）有限公司、Kao (Taiwan) Corporation、Kao Industrial (Thailand) Co.,Ltd.、Kao Commercial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia、Kao Brands Company、Guhl Ikebana GmbH、Kao Brands Europe Limited、KPSS - Kao Professional Salon Services GmbH、KPSS, Inc.、KPSS Deutschland GmbH、Molton Brown Limited、Kanebo Cosmetics (Europe) Ltd.、その他　54社　（計71社）
ケミカル事業		国内	当社、花王クエーカー㈱、昭和興産㈱、その他　１社　（計４社）
		海外	Kao (Taiwan) Corporation、Pilipinas Kao, Incorporated、Kao Industrial (Thailand) Co.,Ltd.、Fatty Chemical (Malaysia) Sdn.Bhd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia Chemicals、Kao Specialties Americas LLC、Quimi-Kao, S.A. de C.V.、Kao Chemicals GmbH、Kao Corporation S.A.、その他　11社　（計21社）
その他		国内	花王ロジスティクス㈱、花王システム物流㈱、㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、その他　６社　（計10社）
		海外	Misamis Oriental Land Development Corporation、その他　10社　（計11社）

（注）１．各事業区分の主要製品は、「第５　経理の状況　１．中間連結財務諸表等　（１）中間連結財務諸表　注記事項（セグメント情報）　事業の種類別セグメント情報　（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、コンシューマープロダクツ事業、ケミカル事業に振り分けております。

3. 各事業の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。

4. 花王カスタマーマーケティング㈱は、平成19年4月1日をもって花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併を行い、同時に花王販売㈱の社名変更を行ったものであります。

以上の状況について事業系統図を示すと次のとおりであります。



【事業区分】
【国内】
【海外】
国内ユーザー
海外ユーザー
〔各事業の販売会社及び製造・販売会社からの売上〕
〔各事業の販売会社及び製造・販売会社からの売上〕
コンシューマープロダクツ事業
ビューティケア事業・ヒューマンヘルスケア事業・ファブリック&ホームケア事業
ケミカル事業
その他
花王株式会社（製造・販売会社）
㈱カネボウ化粧品
花王カスタマーマーケティング㈱
花王プロフェッショナル・サービス㈱
その他2社
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
カネボウ化粧品販売㈱
その他2社
㈱エキップ
㈱リサージ
その他1社
花王クエーカー㈱
※3 その他1社
※3 昭和興産㈱
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※3,4 その他36社（連結子会社34社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia, KPSS, Inc.
Kao Brands Company, Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
Molton Brown Limited
※3 その他8社（連結子会社7社を含む）
Kanebo Cosmetics (Europe) Ltd.
※2,4 その他10社（連結子会社8社を含む）
上海佳麗宝化粧品有限公司
Pilipinas Kao,Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao,S.A.de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
物流業務、不動産管理等
※1 花王ロジスティクス㈱
※1 花王システム物流㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他6社
物流業務、不動産管理等
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社（連結子会社6社を含む）
(注) 無印 連結子会社 (103社)
※1 非連結子会社で持分法適用会社 (12社)
※2 非連結子会社で持分法非適用会社 (1社)
※3 関連会社で持分法適用会社 (10社)
※4 関連会社で持分法非適用会社 (2社)
製造・販売会社
販売会社
製品
原料
サービス等
(対象が一部の会社の場合を含む)

3【関係会社の状況】

当中間連結会計期間において、次の連結子会社が解散しております。

名称	住所	資本金 (百万円)	事業の内容	議決権の所有割合 (%)	関係内容
(連結子会社) 花王化粧品販売㈱	東京都中央区	100	ビューティケア事業	100.0	当社製品の販売先

(注) 1. 事業の内容欄には、変更後の事業の種類別セグメントの名称を記載しております。

2. 特定子会社であった花王化粧品販売㈱は、平成19年4月1日をもって花王販売㈱と合併し、解散いたしました。同時に花王販売㈱は、社名を花王カスタマーマーケティング㈱に変更しております。

4【従業員の状況】

(1) 連結会社の状況

平成19年9月30日現在

事業の種類別セグメントの名称	従業員数(人)	
ビューティケア事業	20,553	(3,574)
ヒューマンヘルスケア事業	3,683	(418)
ファブリック&ホームケア事業	4,433	(916)
コンシューマープロダクツ事業 計	28,669	(4,908)
ケミカル事業	3,053	(59)
全社(共通)	1,150	(69)
合計	32,872	(5,036)

(注) 1. 従業員数は就業人員(当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。)であります。( )内は臨時雇用者数の当中間連結会計期間の平均人員であり、外数で記載しております。

2. 臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

3. 全社(共通)は、特定のセグメントに区分できない管理部門等の従業員数であります。

(2) 提出会社の状況

平成19年9月30日現在

従業員数(人)	5,799

(注) 従業員数は就業人員(当社から社外への出向者を除き、社外から当社への出向者を含んでおります。)であります。

(3) 労働組合の状況

当社の一部の事業所及び連結子会社には、労働組合が組織されております。連結子会社のうち㈱カネボウ化粧品及びそのグループ会社には、カネボウ労働組合の組合員が在籍しております。カネボウ労働組合は、UIゼンセン同盟に属しており、ユニオンショップ制となっております。

労働組合との間に特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当中間連結会計期間の日本経済は、企業収益の改善や設備投資の増加など、民間需要に支えられて回復基調が続いています。また、雇用情勢も厳しさがあるものの改善傾向が続いており、個人消費も底堅く推移しています。海外は、中国などアジア諸国での景気拡大や欧州での景気回復もありますが、米国では住宅建設の減少などにより、景気回復が緩やかになりつつあります。このような環境の中で、当社グループは、商品の高付加価値化による“利益ある成長”の達成をめざし、市場の活性化を図ってきました。

当中間連結会計期間の売上高は、各事業が新製品の寄与などにより概ね順調に推移したこと、及びカネボウ化粧品の連結対象期間が前年同期の５ヶ月間から６ヶ月間となったことなどにより、前年同期より51,926百万円増加し654,464百万円（前年同期比＋8.6%）となりました。なお、海外売上高の円安による為替変動の影響（＋14,310百万円）を除いた実質的な伸長率は6.2%でした。

国内事業の売り上げは6.0%の伸びとなりました。コンシューマープロダクツ事業では、市場の変化に対応した高付加価値新製品の上市や既存品の改良発売、家庭用製品と化粧品（花王ソフィーナ）の販売会社統合及び店頭展開活動などを一層強化したことによって、売り上げを拡大しました。ケミカル事業では、注力製品の伸長により、売り上げは堅調に推移しました。海外事業の売り上げは、コンシューマープロダクツ事業では、日本を含めた一体運営の推進や構造改革による販売力の強化などを行っているアジアにおいてその効果が現われており、欧米では市場競争激化の影響を受けましたが、堅調に推移し、ケミカル事業での油脂アルコール需要の拡大に対応したフィリピンでの生産設備の増強もあり、海外事業全体では、16.3%の伸びとなりました。

売上原価は、前年同期の244,981百万円から、272,851百万円となりました。コストダウン活動を一層推進しましたが、売上数量の伸びによる増加のほかに、天然油脂や石油化学原料を中心とした原材料価格が大幅に上昇したことなどで増加しました。

この結果、売上総利益は、前年同期に比べて6.7%、24,056百万円増加の381,612百万円となりました。

販売費及び一般管理費は、前年同期に比べて9.0%、26,931百万円増加し、326,060百万円となりました。主な要因は、戦略的なマーケティング費用の投下や、カネボウ化粧品の連結対象期間の影響、及び売上数量の伸びや燃料費の上昇に伴う荷造発送費の増加です。

以上の結果、営業利益は前年同期の58,426百万円から2,875百万円減少し55,551百万円（前年同期比△4.9%）となりました。

営業外損益は、収益と費用がほぼ同額だった前年同期に対し、516百万円の損失（純額）となりました。これは、借入金や社債の支払利息の増加が主な要因です。

この結果、経常利益は55,034百万円（対前年同期△3,445百万円）となりました。

特別損益は、前年同期1,223百万円の損失（純額）から1,122百万円の損失（純額）となりました。

その結果、税金等調整前中間純利益は53,912百万円（対前年同期△3,344百万円）となりました。

税金費用は、前年同期においては繰延税金資産の取り崩しによる影響が大きく、税効果会計適用後の法人税等の負担率が、47.6%でしたが、当中間連結会計期間は44.6%となりました。

以上の結果、中間純利益は29,316百万円（対前年同期△255百万円）となりました。

１株当たり中間純利益は53.77円／株となり、前年同期の54.26円／株より0.49円／株下がりました。

事業の種類別セグメントの業績

		売上高			営業利益		
		前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増減（百万円）	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増減（百万円）
	ビューティケア事業	282,643	311,690	29,046	11,966	10,061	△1,904
	ヒューマンヘルスケア事業	91,020	94,739	3,719	4,898	6,549	1,650
	ファブリック＆ホームケア事業	134,463	137,795	3,331	29,733	29,906	172
コンシューマープロダクツ事業　計		508,127	544,225	36,098	46,598	46,517	△80
ケミカル事業		108,951	126,530	17,579	11,738	8,936	△2,802
小　　計		617,078	670,756	53,677	58,336	55,453	△2,882
消　　去		△14,540	△16,292	△1,751	90	97	7
合　　計		602,538	654,464	51,926	58,426	55,551	△2,875

（注）当中間連結会計期間において事業の種類別セグメントを変更しているため、前年同期との比較は、前中間連結会計期間を変更後の事業区分に組み替えて行っております（以下も同様であります。）。

① コンシューマープロダクツ事業

売上高は、前年同期に対して7.1%増の544,225百万円となりました。国内市場ではトイレタリー主要製品の消費者購入単価が前年同期と比べて改善しております。当社グループは、市場の変化に対応した高付加価値新製品の上市や既存品の改良発売、家庭用製品と化粧品（花王ソフィーナ）の販売会社統合及び店頭展開活動などを一層強化したことによって、売上高が6.2%増の434,042百万円となりました。

アジアでは日本を含めた一体運営の推進や構造改革による販売力の強化などの効果が現われ、売上高は23.4%（為替変動の影響を除くと実質＋12.9%）と大幅増の42,127百万円となりました。

欧米では市場競争激化の影響を受けましたが、売上高は76,287百万円となり、7.4%伸長しました（為替変動の影響を除くと実質△0.1%）。

営業利益は、天然油脂や石油化学原料を中心とした原材料価格上昇の影響を受けましたが、国内外で成長のための積極的なマーケティング活動を実施し、それによる増収効果やコストダウンを一層推進したことにより、前年同期とほぼ横ばいの46,517百万円となりました。

（イ）ビューティケア事業

売上高は、前年同期に対して10.3%増の311,690百万円となりました。

国内の売上高は、11.4%増の224,367百万円となりました。プレステージ化粧品は、市場が横ばいに推移する中、「インプレス」、「ルナソル」、「エスト」、「アルブラン」などのカウンセリングブランドと、「ケイト」、「フレッシェル」、「エビータ」などのセルフブランドが、ともに好調に推移しました。プレミアムスキンケア製品では、新製品「メイクとろけるリキッド」を追加した「ビオレ」ブランドが、ＵＶケアやデオドラントシートなどでも大きな伸長を示し、全身洗浄料「ビオレｕ」も大変好調でした。プレミアムヘアケア製品では、新ヘアケアブランド「セグレタ」や新発想のダメージケアを提案した「エッセンシャル ダメージケア」、さらにはヘアメイクブランドの「リーゼ」、泡による簡便さと仕上がりの美しさを提案したヘアカラー「プリティア」などが、消費者の高い支持を得て、売り上げを大幅に伸ばしました。

アジアの売り上げは、好調に推移しました。プレステージ化粧品では、中国での百貨店、高級薬局流通チャネルを中心に積極的な事業拡大を行っています。プレミアムスキンケア製品では、台湾やシンガポールなどで「ビオレ」ブランドにＵＶケア品の追加を行いました。またプレミアムヘアケア製品では、台湾、香港で「アジエンス」ブランドに保湿新ラインを追加発売しました。

欧米の売り上げは、為替の影響を除くとほぼ横ばいに推移しました。プレミアムスキンケア製品は「ジャーゲンズ」、「キュレル」などのブランドで新製品を追加発売しました。またプレミアムヘアケア製品を展開する「ジョン・フリーダ」ブランドは、欧州で順調な伸びを示しましたが、米国の売り上げは競争激化の影響を強く受けて伸び悩みました。美容サロン向けブランドでは、「ＫＭＳ」は伸長したものの「ゴールドウェル」は売り上げが減少しました。「モルトン・ブラウン」は、ブランド力の強化により展開各国で大きく伸長しました。

営業利益は、競争激化の中で、将来の成長のための戦略的なマーケティング費用の投入を行ったことなどによって、前年同期を1,904百万円下回る10,061百万円となりました。

(ロ) ヒューマンヘルスケア事業

売上高は、前年同期に対して4.1%増の94,739百万円となりました。

国内の売上高は、前年同期に対して2.5%増の86,621百万円となりました。フード&ビバレッジ製品では、特定保健用食品の「ヘルシアウォーター」に、爽やかな甘さのマスカット味を追加発売しましたが、需要の一巡もあり売り上げは減少しました。サニタリー製品の生理用品では、オーダーメイド感覚の一体感を実現した「ロリエ スーパーガード」を改良発売しました。またベビー用紙おむつは、より肌へのやさしさを追求した商品改良によって、引き続き消費者の高い支持を得て売り上げを拡大しました。パーソナルヘルス製品の歯みがき・歯ブラシでは、口内環境浄化を訴求した「薬用ピュオーラ」が引き続き好調に推移し、売り上げを伸ばしました。

アジアでは、生理用品「ロリエ」がタイ、マレーシアや中国などの地域で、ソフトケアシリーズの改良などによって好調に推移し、売り上げを拡大しました。

営業利益は、増収効果などにより前年同期を1,650百万円上回る6,549百万円となりました。

(ハ) ファブリック&ホームケア事業

売上高は、前年同期に対して2.5%増の137,795百万円となりました。

国内の売上高は、前年同期に対して0.1%増の123,053百万円となりました。ファブリックケア製品では、ライフスタイルの変化に伴って増加している夜に洗濯する消費者へ向けた新提案として、衣料用洗剤と柔軟仕上げ剤からなる「スタイルフィット」を新発売し、商品の高付加価値化を推進しました。しかしながら衣料用洗剤では販売価格の下げ止まりはみられるものの、一方で引き続き厳しい市場競争が続いており、売り上げはやや前年を下回りました。ホームケア製品では、新製品の食器洗い乾燥機用洗剤の「キュキュット パワージェル」や、昨年秋に新発売しました住居用ワイパー「クイックルワイパー ハンディ」が順調に推移し売り上げを伸ばしました。

アジアでは、タイで引き続き好調に推移している衣料用洗剤「アタック イージー」に加え、柔軟効果を付加した「アタック ソフトプラス」を新発売しました。また、中国では販売体制強化の効果が現われており、同様のコンセプトの衣料用洗剤を新発売したことに加えて、華北地区への販売地域の拡大によって売り上げを順調に伸長させました。

営業利益は、原材料価格上昇の影響を受けましたが、商品の高付加価値化やコストダウン活動を推進し、前年同期並みの29,906百万円となりました。

② ケミカル事業

売上高は、グローバルに特徴ある強い事業に引き続き注力した結果、前年同期に対して16.1%増の126,530百万円となりました。

国内の売上高は、前年同期に対して6.8%増の61,777百万円となりました。油脂製品は原料価格の上昇を受けて販売価格の改定に注力しました。機能材料製品では、コンクリート用高性能減水剤やプラスチック用添加剤が売り上げを伸ばしました。スペシャルティケミカルズ製品では、電子部品用洗浄剤、ハードディスク用研磨剤などが対象業界の在庫調整の影響を受けましたが、トナー・トナーバインダーやインクジェットプリンターインク用色材が伸び、売り上げは前年同期を上回りました。

アジアでは、売上高は前年同期に対して28.1%(為替変動の影響を除くと実質+17.7%)増の33,949百万円となりました。油脂アルコールは、需要の拡大に対応したフィリピンでの生産設備の増強により販売数量を伸ばすと同時に、原料価格上昇を受けた販売価格の改定にも努めたことで、売り上げを大幅に伸ばしました。

欧米では、売上高は前年同期に対して22.2%(為替変動の影響を除くと実質+11.7%)増の49,577百万円となりました。油脂アルコール、油脂アミン及びトナー・トナーバインダーが好調に推移しました。

営業利益は、天然油脂及び石油化学原料などの原料価格上昇の影響を受け、販売価格の改定やコストダウンなどに努めましたが、前年同期を2,802百万円下回る8,936百万円となりました。

所在地別セグメントの業績

	売上高			営業利益		
	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増　減（百万円）	前中間連結会計期間（百万円）	当中間連結会計期間（百万円）	増　減（百万円）
日　　　本	454,580	482,073	27,492	51,635	50,239	△1,395
ア　ジ　ア	59,772	75,007	15,234	1,065	△1,077	△2,143
米　　　州	53,877	56,670	2,793	3,425	3,257	△167
欧　　　州	63,329	74,211	10,882	1,953	2,260	307
小　　計	631,559	687,962	56,402	58,079	54,680	△3,399
消　　去	△29,021	△33,498	△4,476	347	871	524
合　　計	602,538	654,464	51,926	58,426	55,551	△2,875

① 日本

売上高は、セグメント間の内部売上高を含めて482,073百万円となりました。各事業の新製品の寄与、及びカネボウ化粧品の連結対象期間が前年同期の５ヶ月間から６ヶ月間となったことなどにより、前年同期を6.0%上回りました。営業利益は、コストダウン活動に努めましたが、天然油脂や石油化学原料を中心とした原材料価格の上昇や、積極的な販売促進活動などの影響により、前年同期に比べて2.7%減の50,239百万円となりました。

② アジア

売上高は、セグメント間の内部売上高を含めて75,007百万円となり、前年同期を25.5%上回りました（為替の変動の影響を除く実質伸長率＋15.0%）。営業利益は、コンシューマープロダクツ事業における戦略的なマーケティング費用の投入や、ケミカル事業においてマレーシア及びフィリピンで製造している油脂アルコールが原料価格上昇の影響を受けたこともあり、前年同期に比べて2,143百万円減少し、△1,077百万円となりました。

③ 米州

売上高は、セグメント間の内部売上高を含めて56,670百万円となり、前年同期を5.2%上回りました（為替の変動の影響を除く実質伸長率＋0.8%）。ビューティケア事業において、プレミアムスキンケア製品の新製品投入などがありましたが、競争激化により売り上げが伸び悩みました。ケミカル事業においては、油脂アルコール、油脂アミン及びトナー・トナーバインダーなどの売り上げが好調に推移しましたが、原料価格上昇の影響を受けました。その結果、営業利益は、前年同期に比べて4.9%減の3,257百万円となりました。

④ 欧州

売上高は、セグメント間の内部売上高を含めて74,211百万円となりました。ビューティケア事業において、「モルトン・ブラウン」がブランド力の強化により順調な伸びを示し、ケミカル事業も好調に推移したことなどから、前年同期を17.2%上回りました（為替の変動の影響を除く実質伸長率＋4.8%）。営業利益は、ケミカル事業が堅調に推移したことなどにより、前年同期に比べて15.8%増の2,260百万円となりました。

(2) キャッシュ・フロー

当中間連結会計期間における現金及び現金同等物（以下「資金」という。）は、営業活動による収入が、投資活動での有形固定資産の取得などの支出、及び財務活動での長期借入金の返済や配当金の支払いなどの支出を上回ったことにより、前連結会計年度末に比べて23,165百万円増加し、111,319百万円の残高となりました。

当中間連結会計期間における各キャッシュ・フローの状況とそれらの要因は次のとおりであります。

（営業活動によるキャッシュ・フロー）

当中間連結会計期間において営業活動によって得られた資金は、88,612百万円（前年同期は85,729百万円）となりました。当中間連結会計期間においては、税金等調整前中間純利益は53,912百万円（前年同期は57,256百万円）、減価償却費は45,438百万円（前年同期は43,762百万円）となり、一方、法人税等の支払額は14,422百万円（前年同期は20,311百万円）となりました。

（投資活動によるキャッシュ・フロー）

当中間連結会計期間において投資活動に使用された資金は、25,781百万円（前年同期は30,079百万円）となりました。これは主に、設備投資など有形固定資産の取得による支出19,663百万円（前年同期は22,548百万円）によるものです。

（財務活動によるキャッシュ・フロー）

当中間連結会計期間において財務活動に使用された資金は、41,813百万円（前年同期は46,848百万円）となりました。これは主に長期借入金の返済による支出30,906百万円（前年同期は16,535百万円）と、少数株主を含めた配当金の支払額14,971百万円（前年同期は14,949百万円）によるものです。

2【生産、受注及び販売の状況】

(1) 生産実績

当中間連結会計期間の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日) (百万円)	前年同期比 (%)
ビューティケア事業	229,656	+8.6
ヒューマンヘルスケア事業	78,923	+4.8
ファブリック＆ホームケア事業	133,086	△0.1
コンシューマープロダクツ事業 計	441,666	+5.2
ケミカル事業	112,810	+21.7
小 計	554,476	+8.2
消 去	△16,728	－
合 計	537,747	+8.1

(注) 1．金額は売価換算値で表示しております。

2．上記の金額には、消費税等は含まれておりません。

3．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

4．当中間連結会計期間において事業の種類別セグメントを変更しているため、前中間連結会計期間を変更後の事業区分に組み替えて、前年同期比（%）を算定しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当中間連結会計期間の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日) (百万円)	前年同期比(%)
コンシューマープロダクツ事業		
ビューティケア事業	224,367	+11.4
ヒューマンヘルスケア事業	86,621	+2.5
ファブリック&ホームケア事業	123,053	+0.1
日本計	434,042	+6.2
アジア	42,127	+23.4
欧米	76,287	+7.4
内部売上消去等	△8,231	−
計	544,225	+7.1
ケミカル事業		
日本	61,777	+6.8
アジア	33,949	+28.1
欧米	49,577	+22.2
内部売上消去等	△18,773	−
計	126,530	+16.1
小計	670,756	+8.7
消去	△16,292	−
連結売上高	654,464	+8.6

(注) 1. 上記の金額には、消費税等は含まれておりません。
2. 当中間連結会計期間において事業の種類別セグメントを変更しているため、前中間連結会計期間を変更後の事業区分に組み替えて、前年同期比(%)を算定しております。

3【対処すべき課題】

当中間連結会計期間において、当社グループ(当社及び連結子会社)が対処すべき課題について、重要な変更はありません。

4【経営上の重要な契約等】

当中間連結会計期間において、新たに締結した経営上の重要な契約等はありません。

5【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、積極的な研究開発活動を行っております。

平成19年４月の事業推進体制の改編に際して、研究開発部門においてもコンシューマープロダクツ事業としてのビューティケア事業ユニット、ヒューマンヘルスケア事業ユニット及びファブリック＆ホームケア事業ユニットと、ケミカル事業ユニットの４事業ユニットに即した組織改編を行いました。基盤研究を一層深める中で、４つの事業ユニットとのマトリックス運営をより有機的に行い、付加価値の高い商品をスピーディに創り出していく仕組みをつくりました。また、海外の研究所とも密接に連携を取りながら一体運営しております。

グループ全体で、約2,400名が研究開発業務に携わっております。

当中間連結会計期間におけるグループ全体の研究開発費は、22,611百万円（売上高比3.5%）であり、主な成果は、下記のとおりであります。

(1) コンシューマープロダクツ事業

〔ビューティケア事業〕

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化および展開を進めております。

プレステージ化粧品では、カネボウ化粧品と花王ソフィーナは、研究開発力・商品開発力において、シナジー効果の発揮を図っています。カネボウ化粧品では、独自の顔料表面処理技術により、時間が経ってもくすみにくく、明るくクリアな仕上がりが持続するファンデーション「レヴュー　スーペリアステイ　パクトＵＶ」を新発売しました。また、上質なキラメキ感を演出する新規パール素材を開発し、幾重にも重なる光の層が唇に馴染み、奥行き感と落ちにくさを実現した口紅「テスティモ　グランシャインルージュ」を新発売しました。花王ソフィーナでは、独自のO/W/O乳化技術により、“ＳＰＦ５０＋の紫外線防止効果”と“肌に必要なセラミドの働きを補い、うるおいを保つ美容乳液効果”を両立させた朝のＵＶ乳液「ソフィーナ　ＵＶカットミルク　ＳＰＦ５０＋」を新発売しました。プレミアムスキンケア製品では、「ビオレｕ」から、保湿成分（保湿セラミド－α、ワセリン、アロエエキス）配合で高い保湿力なのにベタつかない、肌にやさしい弱酸性のスキンケア乳液「ビオレｕ　家族みんなのうるおいミルク」を開発しました。プレミアムヘアケア製品では、年齢とともに変化する髪の悩みのひとつである艶の低下は、加齢とともに増える毛髪のうねりが原因であることを明らかにし、細胞レベルのアプローチでうねりを緩和して艶を向上する技術を開発、いつまでも美しくあり続けたいと願う大人の女性のための新ヘアケアブランド「セグレタ」（シャンプー・コンディショナー・トリートメント・スカルプエッセンス）を新発売しました。また、黒髪用ヘアカラーシリーズの「プリティア」から、染めにくい後ろの髪も、手でもみこむだけで泡が広がって、面倒な髪のブロッキングなしでムラなくきれいに仕上がる、泡で染めるヘアカラー「プリティア　ふんわり泡カラー」を新発売しました。

アジアでは、「アジエンス」から、さっぱりと軽やかに洗い上げ、さらさらの髪に仕上げる新しいタイプの「アジエンス　モイスチュア　バランス」（シャンプー・コンディショナー）を台湾、香港で新発売しました。欧米では、自然な輝きのある小麦色の肌を実現する「ナチュラル　グロー」シリーズから、肌の引き締め効果を加えた「ナチュラル　グロー　ファーミング　デイリーモイスチュアライザー」、紫外線吸収剤を配合して日やけ止め効果を加えた「ナチュラル　グロー　フェイス　デイリーモイスチュアライザー　ＳＰＦ２０」を新発売しました。

当事業に係る研究開発費は、9,619百万円であります。

〔ヒューマンヘルスケア事業〕

フード＆ビバレッジ製品では、「ヘルシア緑茶」から、渋味を抑えて茶葉のまろやかな甘みを引き出し、どんな食事と一緒でも美味しく飲んでいただける新風味の特定保健用食品「ヘルシア緑茶　まろやか」を開発しました。パーソナルヘルス製品では、ほどよい蒸気を含んだ約40℃の温熱が働き続けた目を気持ちよく温めるアイマスク「めぐりズム蒸気でホットアイマスク」を開発しました。また、炭酸ガスが溶け込みやすい油性成分（基剤）を配合し、炭酸ガスが湯に濃厚に溶け込み（当社「バブ　ゆずの香り」と比較した場合）、温浴効果を高めて血行を促進し、冷え症・疲れ・肩こりを緩和する「バブ　濃厚炭酸湯」を開発しました。

アジアでは、「ロリエ　ソフトケア」シリーズから、「スーパーマキシ　ウイング付き」をインドネシアで新発売しました。

当事業に係る研究開発費は、5,019百万円であります。

〔ファブリック&ホームケア事業〕

ファブリックケア製品では、ナノベール（繊維潤滑成分）のシリーズ統一配合により、"いつもどおりのお洗たくでレベルの高い仕上り""夜洗いも、部屋干しも、おまかせ"という独創的な特長を備えた新ファブリックケアシリーズ「スタイルフィット」（粉末洗剤・液体洗剤・柔軟仕上げ剤）を新発売しました。ホームケア製品では、素早く溶けて汚れに浸透し、ダブル酵素の働きでごはん・卵などのこびりつき汚れもスッキリおとすジェルタイプの食器洗い乾燥機専用洗剤「キュキュット　パワージェル」を新発売しました。

アジアでは、柔軟成分配合でやわらかく洗い上げる衣料用洗剤「アタック　ソフトプラス」をタイと中国で新発売しました。

当事業に係る研究開発費は、3,719百万円であります。

(2) ケミカル事業

油脂科学、界面科学、高分子科学等における研究開発の成果をさらに深化させ、グローバルに産業界の発展に寄与するケミカル製品の研究開発を行っております。

油脂製品では、油脂アルコールにおいて独自の触媒・プロセス技術の開発を進めております。また、機能材料製品では、コンクリート用高性能減水剤やプラスチック用添加剤の研究開発を進めております。さらに、スペシャルティケミカルズ製品では、顧客のニーズにマッチした、高性能ポリエステル系トナーやインクジェットプリンターインク用色材及びハードディスク用研磨剤、優れた特性をもつ電子部品用洗浄剤などの研究開発をさらに進めました。

当事業に係る研究開発費は、4,252百万円であります。

第３【設備の状況】

１【主要な設備の状況】

当中間連結会計期間において、主要な設備に重要な異動はありません。

２【設備の新設、除却等の計画】

当中間連結会計期間において、前連結会計年度末に計画中であった重要な設備の新設、拡充のうち完了したものは、次のとおりであります。

会社名 事業所名	所在地	設備の内容	金額（百万円）	完了年月
当社川崎工場ほか	神奈川県川崎市川崎区ほか	コンシューマープロダクツ製品生産設備増強及び合理化	2,078	平成19年４月～９月
当社和歌山工場及び鹿島工場ほか	和歌山県和歌山市及び茨城県神栖市ほか	ケミカル製品生産設備増強及び合理化	236	平成19年４月～９月
当社和歌山研究所ほか	和歌山県和歌山市ほか	コンシューマープロダクツ製品及びケミカル製品研究開発施設拡充	1,294	平成19年４月～９月
当社堺ロジスティクスセンターほか	大阪府堺市ほか	コンシューマープロダクツ製品物流設備拡充及び整備	321	平成19年４月～９月

（注）金額には、消費税等は含まれておりません。

第4【提出会社の状況】

1【株式等の状況】

(1)【株式の総数等】

①【株式の総数】

平成19年9月30日現在

種類	発行可能株式総数(株)
普通株式	1,000,000,000
計	1,000,000,000

②【発行済株式】

種類	中間会計期間末現在発行数(株)(平成19年9月30日)	提出日現在発行数(株)(平成19年11月15日)	上場金融商品取引所名又は登録認可金融商品取引業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所(市場第一部)	―
計	549,443,701	549,443,701	―	―

(2) 【新株予約権等の状況】

新株予約権等の状況は、次のとおりであります。なお、新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議又は取締役会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、行使されたもの及び失効したものの数を減じております。

旧商法の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年6月27日定時株主総会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	227	223
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	227,000	223,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年7月1日 至　平成21年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　2,955 資本組入額　1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の1単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

平成15年6月27日定時株主総会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	343	337
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	343,000	337,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自 平成17年7月1日 至 平成22年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,372 資本組入額 1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の1単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

平成16年6月29日定時株主総会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	876	867
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	876,000	867,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自 平成18年7月1日 至 平成23年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格 2,695 資本組入額 1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

平成17年６月29日定時株主総会決議

	中間会計期間末現在 (平成19年９月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	1,107	1,096
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,107,000	1,096,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,685 資本組入額　1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	－	－

会社法の規定に基づき発行した新株予約権は、次のとおりであります。

平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議

	中間会計期間末現在 （平成19年９月30日）	提出日の前月末現在 （平成19年10月31日）
新株予約権の数（個）	12	12
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	12,000	12,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自 平成20年７月１日 至 平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円） （注）１	発行価格 2,933 資本組入額 1,467	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．発行価格は、本新株予約権の払込金額１株当たり2,932円と行使時の払込金額１株当たり１円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額１株当たり2,932円については、当社執行役員の報酬債権の対当額をもって相殺されました。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、次に準じて決定する。

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成18年6月29日定時株主総会決議並びに平成18年8月25日及び平成18年9月28日取締役会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数(個)	26	26
新株予約権のうち自己新株予約権の数(個)	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	26,000	26,000
新株予約権の行使時の払込金額(円)	1	同左
新株予約権の行使期間	自 平成20年7月1日 至 平成25年6月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円) (注)1	発行価格 2,933 資本組入額 1,467	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	―	―
組織再編成行為に伴う新株予約権の交付に関する事項	(注)2	同左

(注) 1. 発行価格は、本新株予約権の払込金額1株当たり2,932円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額1株当たり2,932円については、当社取締役の報酬債権の対当額をもって相殺されました。

2. 前記「平成18年5月22日、平成18年8月25日及び平成18年9月28日取締役会決議」による新株予約権についての(注)2. に記載のとおりであります。

平成18年6月29日定時株主総会決議並びに平成18年8月25日及び平成18年9月28日取締役会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数(個)	430	430
新株予約権のうち自己新株予約権の数(個)	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	430,000	430,000
新株予約権の行使時の払込金額(円)	3,211	同左
新株予約権の行使期間	自 平成20年7月1日 至 平成25年6月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円) (注)1	発行価格 3,211 資本組入額 1,606	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編成行為に伴う新株予約権の交付に関する事項	(注)2	同左

(注) 1．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

2．当社が、合併(当社が合併により消滅する場合に限る。)、吸収分割、新設分割、株式交換または株式移転(以上を総称して以下、「組織再編行為」という。)をする場合において、組織再編行為の効力発生日において残存する新株予約権(以下、「残存新株予約権」という。)の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社(以下、「再編対象会社」という。)の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、次に準じて決定する。

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数(以下、「付与株式数」という。)は1,000株とする。ただし、新株予約権を割り当てる日(以下、「割当日」という。)後、当社普通株式の株式分割(当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。)、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。
また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。
※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ．新株予約権の行使に際して出資される財産の価額
交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。
各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式1株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、1円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ．新株予約権を行使することができる期間
新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項
次に準じて決定する。
(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。
(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限
譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件
次に準じて決定する。
当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数(個)	25	25
新株予約権のうち自己新株予約権の数(個)	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	25,000	25,000
新株予約権の行使時の払込金額(円)	1	同左
新株予約権の行使期間	自　平成21年7月1日 至　平成26年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円)　(注)1	発行価格　3,064 資本組入額　1,532	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	(注)2	同左

(注) 1. 発行価格は、本新株予約権の払込金額1株当たり3,063円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額1株当たり3,063円については、当社取締役の報酬債権の対当額をもって相殺されました。

2. 当社が、合併(当社が合併により消滅する場合に限る。)、吸収分割、新設分割、株式交換または株式移転(以上を総称して以下、「組織再編行為」という。)をする場合において、組織再編行為の効力発生日において残存する新株予約権(以下、「残存新株予約権」という。)の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社(以下、「再編対象会社」という。)の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

i. 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ii. 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

iii. 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数(以下、「付与株式数」という。)は1,000株とする。ただし、新株予約権を割り当てる日(以下、「割当日」という。)後、当社普通株式の株式分割(当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。)、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 = 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ. 新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ. 新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）に記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ. 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ. 新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ. その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成19年7月24日及び平成19年8月30日取締役会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数（個）	14	14
新株予約権のうち自己新株予約権の数（個）	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	14,000	14,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自　平成21年7月1日 至　平成26年6月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）1	発行価格　3,064 資本組入額　1,532	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	（注）2	同左

（注）1．発行価格は、本新株予約権の払込金額1株当たり3,063円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額1株当たり3,063円については、当社執行役員の報酬債権の対当額をもって相殺されました。

2．前記「平成18年6月29日定時株主総会決議並びに平成19年7月24日及び平成19年8月30日取締役会決議」による新株予約権についての（注）2、に記載のとおりであります。

平成19年6月28日定時株主総会決議並びに平成19年7月24日及び平成19年8月30日取締役会決議

	中間会計期間末現在 (平成19年9月30日)	提出日の前月末現在 (平成19年10月31日)
新株予約権の数(個)	430	430
新株予約権のうち自己新株予約権の数(個)	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	430,000	430,000
新株予約権の行使時の払込金額(円)	3,446	同左
新株予約権の行使期間	自 平成21年9月1日 至 平成26年8月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円) (注)1	発行価格 3,446 資本組入額 1,723	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	—	—
組織再編成行為に伴う新株予約権の交付に関する事項	(注)2	同左

(注) 1. 本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

2. 当社が、合併(当社が合併により消滅する場合に限る。)、吸収分割、新設分割、株式交換または株式移転(以上を総称して以下、「組織再編行為」という。)をする場合において、組織再編行為の効力発生日において残存する新株予約権(以下、「残存新株予約権」という。)の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社(以下、「再編対象会社」という。)の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

i. 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ii. 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

iii. 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数(以下、「付与株式数」という。)は1,000株とする。ただし、新株予約権を割り当てる日(以下、「割当日」という。)後、当社普通株式の株式分割(当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。)、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 = 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(3) 【ライツプランの内容】

該当事項はありません。

(4) 【発行済株式総数、資本金等の状況】

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(百万円)	資本金残高(百万円)	資本準備金増減額(百万円)	資本準備金残高(百万円)
平成19年4月1日～平成19年9月30日	－	549,443	－	85,424	－	108,888

(5) 【大株主の状況】

平成19年9月30日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海1丁目8番11号	25,547	4.64
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町2丁目11番3号	25,188	4.58
モックスレイ・アンド・カンパニー (常任代理人　株式会社三井住友銀行)	270 PARK AVENUE NEW YORK, NY 10017-2070 U.S.A. (東京都千代田区丸の内1丁目3番2号)	24,803	4.51
ステート　ストリート　バンク　アンド　トラスト　カンパニー　505103 (常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O. BOX 351 BOSTON, MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	22,571	4.10
東京海上日動火災保険株式会社	東京都千代田区丸の内一丁目2番1号	17,402	3.16
全国共済農業協同組合連合会 (常任代理人　日本マスタートラスト信託銀行株式会社)	東京都千代田区平河町2丁目7番9号 (東京都港区浜松町2丁目11番3号)	16,642	3.02
ステート　ストリート　バンク　アンド　トラスト　カンパニー (常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O. BOX 351 BOSTON, MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	15,454	2.81
日本生命保険相互会社	東京都千代田区丸の内1丁目6番6号	15,200	2.76
ザ　チェース　マンハッタン　バンク　エヌエイ　ロンドン　エス　エル　オムニバス　アカウント (常任代理人　株式会社みずほコーポレート銀行兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	12,613	2.29
メロン　バンク　エヌエー　アズ　エージェント　フォー　イッツ　クライアント　メロン　オムニバス　ユーエス　ペンション (常任代理人　香港上海銀行東京支店)	ONE BOSTON PLACE BOSTON, MA 02108 (東京都中央区日本橋3丁目11番1号)	11,165	2.03
計	－	186,587	33.95

(注) 1. 上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

2. エムエフエス・インベストメント・マネジメント株式会社ほか1社から、平成19年6月7日付で大量保有報告書に関する変更報告書の提出があり、平成19年5月31日現在で以下の2社が下記のとおり株券等を保有する旨の報告を受けておりますが、当社として当中間会計期間末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

<同変更報告書の「共同保有における株券等保有割合の内訳」>

氏名又は名称	保有株券等の数(千株)	株券等保有割合(%)
エムエフエス・インベストメント・マネジメント株式会社	22	0.00
マサチューセッツ・ファイナンシャル・サービセズ・カンパニー	36,964	6.73
計	36,986	6.73

3. モンドリアン・インベストメント・パートナーズ・リミテッドから、平成19年6月21日付で大量保有報告書の提出があり、平成19年6月18日現在で下記のとおり株券等を保有する旨の報告を受けておりますが、当社として当中間会計期間末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

氏名又は名称	保有株券等の数(千株)	株券等保有割合(%)
モンドリアン・インベストメント・パートナーズ・リミテッド	27,535	5.01

4. モルガン・スタンレー証券株式会社ほか9社から、平成19年10月5日付で大量保有報告書に関する変更報告書の提出があり、平成19年9月28日現在で以下の7社が下記のとおり株券等を保有する旨の報告を受けておりますが、当社として当中間会計期間末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。

<同変更報告書の「共同保有における株券等保有割合の内訳」>

氏名又は名称	保有株券等の数(千株)	株券等保有割合(%)
モルガン・スタンレー証券株式会社	938	0.17
モルガン・スタンレー・アンド・カンパニー・インコーポレーテッド	2,115	0.39
モルガン・スタンレー・アンド・カンパニー・インターナショナル・ピーエルシー	1,004	0.18
モルガン・スタンレー・インベストメント・マネジメント・リミテッド	11,491	2.09
モルガン・スタンレー・アセット・マネジメント投信株式会社	1,135	0.21
モルガン・スタンレー・インベストメント・マネジメント・インク	20,315	3.70
モルガン・スタンレー・インベストメント・アドバイザーズ・インク	1,310	0.24
計	38,310	6.97

(5)【議決権の状況】

①【発行済株式】

平成19年9月30日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　3,667,000	－	－
完全議決権株式（その他）（注）	普通株式　540,175,000	540,150	－
単元未満株式	普通株式　5,601,701	－	1単元（1,000株）未満の株式
発行済株式総数	549,443,701	－	－
総株主の議決権	－	540,150	－

（注）「完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が 25,000株含まれておりますが、議決権の数の欄には同機構名義の議決権 25個は含まれておりません。

②【自己株式等】

平成19年9月30日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
花王株式会社	東京都中央区日本橋茅場町一丁目14番10号	3,667,000	－	3,667,000	0.66
計	－	3,667,000	－	3,667,000	0.66

2【株価の推移】

【当該中間会計期間における月別最高・最低株価】

月別	平成19年4月	5月	6月	7月	8月	9月
最高（円）	3,510	3,430	3,420	3,400	3,400	3,450
最低（円）	3,230	3,250	3,160	3,170	3,100	3,190

（注）最高・最低株価は東京証券取引所（市場第一部）におけるものであります。

3【役員の状況】

前事業年度の有価証券報告書の提出日後、当半期報告書の提出日までにおいて、役員の異動はありません。

第５【経理の状況】

１．中間連結財務諸表及び中間財務諸表の作成方法について

(1) 当社の中間連結財務諸表は、「中間連結財務諸表の用語、様式及び作成方法に関する規則」（平成11年大蔵省令第24号。以下「中間連結財務諸表規則」という。）に基づいて作成しております。

なお、前中間連結会計期間（平成18年４月１日から平成18年９月30日まで）は、改正前の中間連結財務諸表規則に基づき、当中間連結会計期間（平成19年４月１日から平成19年９月30日まで）は、改正後の中間連結財務諸表規則に基づいて作成しております。

(2) 当社の中間財務諸表は、「中間財務諸表等の用語、様式及び作成方法に関する規則」（昭和52年大蔵省令第38号。以下「中間財務諸表等規則」という。）に基づいて作成しております。

なお、前中間会計期間（平成18年４月１日から平成18年９月30日まで）は、改正前の中間財務諸表等規則に基づき、当中間会計期間（平成19年４月１日から平成19年９月30日まで）は、改正後の中間財務諸表等規則に基づいて作成しております。

２．監査証明について

当社は、証券取引法第193条の２の規定に基づき、前中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の中間連結財務諸表及び前中間会計期間（平成18年４月１日から平成18年９月30日まで）の中間財務諸表について、並びに、金融商品取引法第193条の２第１項の規定に基づき、当中間連結会計期間（平成19年４月１日から平成19年９月30日まで）の中間連結財務諸表及び当中間会計期間（平成19年４月１日から平成19年９月30日まで）の中間財務諸表について、監査法人トーマツにより中間監査を受けております。

1【中間連結財務諸表等】

(1)【中間連結財務諸表】

①【中間連結貸借対照表】

		前中間連結会計期間末 (平成18年9月30日)			当中間連結会計期間末 (平成19年9月30日)			前連結会計年度の 要約連結貸借対照表 (平成19年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1. 現金及び預金			44,400			47,459			49,910	
2. 受取手形及び売掛金	※1		147,635			162,410			158,497	
3. 有価証券			27,592			60,322			36,247	
4. たな卸資産			108,106			126,202			112,114	
5. 繰延税金資産			20,277			20,103			20,643	
6. その他			28,358			29,628			27,200	
7. 貸倒引当金			△2,174			△2,090			△2,394	
流動資産合計			374,195	30.5		444,036	34.9		402,219	32.2
Ⅱ 固定資産										
(1) 有形固定資産	※1									
1. 建物及び構築物		311,453			321,416			317,058		
減価償却累計額		215,840	95,613		225,886	95,530		220,613	96,445	
2. 機械装置及び運搬具		620,146			646,538			636,325		
減価償却累計額		529,786	90,359		546,211	100,326		534,956	101,369	
3. 工具、器具及び備品		68,751			73,910			71,262		
減価償却累計額		55,531	13,219		59,755	14,154		57,331	13,930	
4. 土地			67,094			69,417			69,625	
5. 建設仮勘定			19,100			9,810			7,645	
有形固定資産合計			285,387	23.3		289,240	22.7		289,016	23.2
(2) 無形固定資産										
1. のれん			260,473			250,917			256,326	
2. 商標権			158,259			137,610			147,880	
3. その他			40,528			36,035			38,262	
無形固定資産合計			459,261	37.4		424,563	33.4		442,469	35.5
(3) 投資その他の資産										
1. 投資有価証券			17,018			17,148			17,291	
2. 長期貸付金			171			1,885			1,792	
3. 繰延税金資産			50,201			53,178			50,535	
4. その他			40,972			42,118			44,534	
5. 貸倒引当金			△184			△163			△121	
投資その他の資産合計			108,180	8.8		114,167	9.0		114,032	9.1
固定資産合計			852,829	69.5		827,971	65.1		845,518	67.8
Ⅲ 繰延資産			36	0.0		59	0.0		58	0.0
資産合計			1,227,062	100.0		1,272,067	100.0		1,247,797	100.0

区分	注記番号	前中間連結会計期間末（平成18年９月30日）金額（百万円）	構成比（%）	当中間連結会計期間末（平成19年９月30日）金額（百万円）	構成比（%）	前連結会計年度の要約連結貸借対照表（平成19年３月31日）金額（百万円）	構成比（%）
（負債の部）							
Ⅰ　流動負債							
１．支払手形及び買掛金		106,851		119,069		110,158	
２．短期借入金	※１	21,491		27,274		21,877	
３．一年以内に返済予定の長期借入金		22,806		22,057		22,062	
４．未払金		26,004		29,244		28,930	
５．未払費用		98,460		94,363		85,796	
６．未払法人税等		17,993		22,151		11,673	
７．その他		19,901		20,576		28,148	
流動負債合計		313,508	25.5	334,737	26.3	308,646	24.7
Ⅱ　固定負債							
１．社債		99,995		99,995		99,995	
２．長期借入金		232,654		180,934		211,774	
３．退職給付引当金		30,053		31,719		30,987	
４．役員退職慰労引当金		163		163		163	
５．その他		17,498		22,532		21,478	
固定負債合計		380,365	31.0	335,345	26.4	364,399	29.2
負債合計		693,874	56.5	670,083	52.7	673,046	53.9
（純資産の部）							
Ⅰ　株主資本							
１．資本金		85,424	7.0	85,424	6.8	85,424	6.9
２．資本剰余金		109,571	8.9	109,601	8.6	109,565	8.8
３．利益剰余金		361,798	29.5	403,729	31.7	388,585	31.1
４．自己株式		△10,204	△0.8	△9,889	△0.8	△10,033	△0.8
株主資本合計		546,589	44.6	588,865	46.3	573,541	46.0
Ⅱ　評価・換算差額等							
１．その他有価証券評価差額金		4,951	0.4	4,038	0.3	4,649	0.4
２．為替換算調整勘定		△26,933	△2.2	△1,772	△0.1	△13,659	△1.1
評価・換算差額等合計		△21,982	△1.8	2,265	0.2	△9,010	△0.7
Ⅲ　新株予約権		301	0.0	598	0.0	301	0.0
Ⅳ　少数株主持分		8,278	0.7	10,254	0.8	9,917	0.8
純資産合計		533,187	43.5	601,983	47.3	574,751	46.1
負債純資産合計		1,227,062	100.0	1,272,067	100.0	1,247,797	100.0

② 【中間連結損益計算書】

区分	注記番号	前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日) 金額（百万円）		百分比(%)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日) 金額（百万円）		百分比(%)	前連結会計年度の要約連結損益計算書 (自 平成18年4月1日 至 平成19年3月31日) 金額（百万円）		百分比(%)
Ⅰ 売上高			602,538	100.0		654,464	100.0		1,231,808	100.0
Ⅱ 売上原価			244,981	40.7		272,851	41.7		503,271	40.9
売上総利益			357,556	59.3		381,612	58.3		728,536	59.1
Ⅲ 販売費及び一般管理費	※1		299,129	49.6		326,060	49.8		607,678	49.3
営業利益			58,426	9.7		55,551	8.5		120,858	9.8
Ⅳ 営業外収益										
1．受取利息		1,002			1,444			2,175		
2．受取配当金		78			110			121		
3．為替差益		330			453			504		
4．その他		1,815	3,226	0.5	1,654	3,662	0.5	3,471	6,273	0.5
Ⅴ 営業外費用										
1．支払利息		1,990			3,277			5,032		
2．持分法による投資損失		438			397			703		
3．その他		743	3,172	0.5	504	4,179	0.6	1,219	6,955	0.5
経常利益			58,480	9.7		55,034	8.4		120,176	9.8
Ⅵ 特別利益										
1．固定資産売却益	※2	195			93			682		
2．投資有価証券売却益		7			4			7		
3．その他		65	267	0.0	199	297	0.0	1,161	1,851	0.1
Ⅶ 特別損失										
1．固定資産除売却損	※3	1,197			698			2,772		
2．減損損失		158			380			1,245		
3．その他		135	1,491	0.2	340	1,420	0.2	882	4,900	0.4
税金等調整前中間（当期）純利益			57,256	9.5		53,912	8.2		117,127	9.5
法人税、住民税及び事業税		20,552			24,395			37,268		
法人税等調整額		6,674	27,226	4.5	△360	24,035	3.7	7,854	45,122	3.7
少数株主利益(減算)			458	0.1		560	0.0		1,476	0.1
中間（当期）純利益			29,571	4.9		29,316	4.5		70,527	5.7

③【中間連結株主資本等変動計算書】

前中間連結会計期間（自 平成18年４月１日 至 平成18年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日 残高（百万円）	85,424	109,561	345,941	△10,165	530,760
中間連結会計期間中の変動額					
利益処分による利益配当			△13,623		△13,623
利益処分による役員賞与			△90		△90
中間純利益			29,571		29,571
自己株式の取得				△448	△448
自己株式の処分		10		409	420
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	－	10	15,857	△38	15,828
平成18年９月30日 残高（百万円）	85,424	109,571	361,798	△10,204	546,589

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日 残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
中間連結会計期間中の変動額						
利益処分による利益配当						△13,623
利益処分による役員賞与						△90
中間純利益						29,571
自己株式の取得						△448
自己株式の処分						420
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△909	11	△897	301	△625	△1,221
中間連結会計期間中の変動額合計（百万円）	△909	11	△897	301	△625	14,607
平成18年９月30日 残高（百万円）	4,951	△26,933	△21,982	301	8,278	533,187

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成19年３月31日　残高（百万円）	85,424	109,565	388,585	△10,033	573,541
中間連結会計期間中の変動額					
剰余金の配当			△14,171		△14,171
中間純利益			29,316		29,316
自己株式の取得				△649	△649
自己株式の処分		35		792	828
株主資本以外の項目の中間連結会計期間中の変動額（純額）					
中間連結会計期間中の変動額合計（百万円）	―	35	15,144	143	15,324
平成19年９月30日　残高（百万円）	85,424	109,601	403,729	△9,889	588,865

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成19年３月31日　残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751
中間連結会計期間中の変動額						
剰余金の配当						△14,171
中間純利益						29,316
自己株式の取得						△649
自己株式の処分						828
株主資本以外の項目の中間連結会計期間中の変動額（純額）	△610	11,886	11,275	297	336	11,908
中間連結会計期間中の変動額合計（百万円）	△610	11,886	11,275	297	336	27,233
平成19年９月30日　残高（百万円）	4,038	△1,772	2,265	598	10,254	601,983

前連結会計年度の要約連結株主資本等変動計算書（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	－	4	42,644	132	42,781
平成19年３月31日　残高（百万円）	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	5,860	△26,944	△21,084	－	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計（百万円）	△1,211	13,285	12,074	301	1,014	56,170
平成19年３月31日　残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751

④【中間連結キャッシュ・フロー計算書】

		前中間連結会計期間 (自 平成18年4月1日 至 平成18年9月30日)	当中間連結会計期間 (自 平成19年4月1日 至 平成19年9月30日)	前連結会計年度の要約連結キャッシュ・フロー計算書 (自 平成18年4月1日 至 平成19年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間(当期)純利益		57,256	53,912	117,127
減価償却費		43,762	45,438	92,171
固定資産除売却損益(利益:△)		1,001	605	2,089
受取利息及び受取配当金		△1,080	△1,554	△2,297
支払利息		1,990	3,277	5,032
為替差損益(差益:△)		△212	△84	△1,256
持分法による投資損益(利益:△)		438	397	703
売上債権の増減額(増加:△)		△17,803	△1,747	△24,308
たな卸資産の増減額(増加:△)		△1,893	△11,512	△3,189
前払年金費用の増減額(増加:△)		△7,885	3,197	△10,163
仕入債務の増減額(減少:△)		10,291	8,616	11,315
未払金・未払費用の増減額(減少:△)		20,300	10,883	10,875
退職給付引当金の増減額(減少:△)		567	501	1,219
その他		△156	△7,253	9,404
小計		106,577	104,677	208,725
利息及び配当金の受取額		1,225	1,666	3,100
利息の支払額		△1,762	△3,308	△4,578
法人税等の支払額		△20,311	△14,422	△42,269
営業活動によるキャッシュ・フロー		85,729	88,612	164,977
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出		△22,548	△19,663	△49,588
有形固定資産の売却による収入		363	316	2,078
無形固定資産の取得による支出		△14,176	△1,666	△15,881
投資有価証券の取得による支出		△625	△2,036	△1,638
投資有価証券の償還及び売却による収入		17	1,020	11
長期前払費用の支払による支出		—	△2,595	△6,283
短期貸付金の純増減額(増加:△)		12,282	△671	11,928
長期貸付による支出		△515	△812	△1,550
その他資産の増減額(増加:△)		△4,876	327	△2,302
投資活動によるキャッシュ・フロー		△30,079	△25,781	△63,227
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の純増減額(減少:△)		△145,641	3,832	△146,728
長期借入による収入		30,628	—	30,638
長期借入金の返済による支出		△16,535	△30,906	△38,228
社債の発行による収入		99,681	—	99,676
自己株式の取得による支出		△448	△586	△1,085
配当金の支払額		△13,629	△14,179	△27,806
少数株主への配当金の支払額		△1,320	△791	△1,339
その他		417	818	1,208
財務活動によるキャッシュ・フロー		△46,848	△41,813	△83,665
Ⅳ 現金及び現金同等物に係る換算差額		△1,341	2,148	2,542
Ⅴ 現金及び現金同等物の増減額(減少:△)		7,460	23,165	20,627
Ⅵ 現金及び現金同等物の期首残高		67,527	88,154	67,527
Ⅶ 現金及び現金同等物の中間期末(期末)残高	※1	74,987	111,319	88,154

中間連結財務諸表作成のための基本となる重要な事項

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
1．連結の範囲に関する事項 連結子会社………104社　(新規1社、除外0社) 会社名： 花王販売㈱、 ㈱カネボウ化粧品、 カネボウ化粧品販売㈱、 花王化粧品販売㈱、 花王クエーカー㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Specialties Americas LLC、 KPSS - Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 Molton Brown Limited、 その他 87社 ㈱カネボウ化粧品及びそのグループ会社は、貸借対照表のみ前連結会計年度に連結されており、損益計算書については、当中間連結会計期間より連結されております。	1．連結の範囲に関する事項 連結子会社………103社　(新規1社、除外2社) 会社名： 花王カスタマーマーケティング㈱、 ㈱カネボウ化粧品、 カネボウ化粧品販売㈱、 花王クエーカー㈱、 花王プロフェッショナル・サービス㈱、 Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co., Ltd.、 上海花王有限公司、 Fatty Chemical (Malaysia) Sdn. Bhd.、 Pilipinas Kao, Incorporated、 Kao Brands Company、 Kao Specialties Americas LLC、 KPSS - Kao Professional Salon Services GmbH、 Kao Chemicals GmbH、 Kao Corporation S.A.、 Molton Brown Limited、 その他 87社	1．連結の範囲に関する事項 連結子会社………104社（新規1社、除外0社）
(新規) ・当中間連結会計期間において新たに設立した子会社1社 Molton Brown GmbH	(新規) ・当中間連結会計期間において連結子会社に含めた1社 Kao Brands Europe, S.L. (除外) ・事業再編により吸収合併された2社 花王化粧品販売㈱、 嘉娜宝（上海）市場服務有限公司	(新規) ・当連結会計年度において新たに設立した子会社1社 Molton Brown GmbH 主要な連結子会社名は、「第1　企業の概況　4　関係会社の状況」に記載しております。
非連結子会社……14社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他10社 なお、非連結子会社14社の合計の総資産、売上高、中間純損益(持分に見合う額) 及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	非連結子会社……13社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱KCロジスティクス、 花王マーチャンダイジングサービス㈱ その他9社 なお、非連結子会社13社の合計の総資産、売上高、中間純損益(持分に見合う額) 及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	非連結子会社……15社 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他12社（内、持分法適用非連結子会社9社） なお、非連結子会社15社の合計の総資産、売上高、当期純損益(持分に見合う額) 及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
2．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規0社、除外0社) 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……2社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社…………10社　(新規0社、除外0社) 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規0社、除外0社) 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……1社 会社名： Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社…………10社　(新規0社、除外0社) 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社1社及び関連会社2社の合計の中間純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。	2．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規0社、除外0社) 会社名： 花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他8社 持分法非適用非連結子会社……3社 会社名： Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. Kao Brands Europe, S.L. 持分法適用関連会社…………10社　(新規0社、除外0社) 会社名： 昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn. Bhd.、 その他7社 持分法非適用関連会社……2社 会社名： Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社3社及び関連会社2社の合計の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前中間連結会計期間 （自　平成18年4月1日 至　平成18年9月30日）	当中間連結会計期間 （自　平成19年4月1日 至　平成19年9月30日）	前連結会計年度 （自　平成18年4月1日 至　平成19年3月31日）
3．連結子会社の中間決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の中間決算日は6月30日であり、中間連結決算日との差は3ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	3．連結子会社の中間決算日等に関する事項 連結子会社のうち、花王カスタマーマーケティング㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の中間決算日は6月30日であり、中間連結決算日との差は3ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	3．連結子会社の決算日等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は3ヶ月以内であるため、当該連結子会社の事業年度に係わる財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。
4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法 ② デリバティブ 時価法 ③ たな卸資産 主として総平均法による低価法	4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 同左	4．会計処理基準に関する事項 (1) 重要な資産の評価基準及び評価方法 ① 有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの 同左 ② デリバティブ 同左 ③ たな卸資産 同左
(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物………………21～35年 機械及び装置…7年、9年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 ② 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 のれん………………15年、20年 特許権……………………8年 商標権……………………10年 自社利用のソフトウェア…5年	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左	(2) 重要な減価償却資産の減価償却の方法 ① 有形固定資産 同左 ② 無形固定資産 同左

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
(3) 重要な引当金の計上基準 ① 貸倒引当金 　当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。 ② 退職給付引当金 　当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当中間連結会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 　会計基準変更時差異については、15年による均等額を費用処理しております。 　過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 　数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 　なお、当中間連結会計期間末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 ③ 役員退職慰労引当金 　役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当中間連結会計期間末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 退職給付引当金 同左 ③ 役員退職慰労引当金 同左	(3) 重要な引当金の計上基準 ① 貸倒引当金 同左 ② 退職給付引当金 　当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 　会計基準変更時差異については、15年による均等額を費用処理しております。 　過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 　数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 　なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 ③ 役員退職慰労引当金 　役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 同左	(4) 重要な外貨建の資産又は負債の本邦通貨への換算の基準 外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。
(5) 重要なリース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。	(5) 重要なリース取引の処理方法 同左	(5) 重要なリース取引の処理方法 同左
(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 主として繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。	(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左	(6) 重要なヘッジ会計の方法 ① ヘッジ会計の方法 同左
② ヘッジ手段とヘッジ対象 ヘッジ手段：ヘッジ対象 為替予約：外貨建貸付金及び外貨建予定取引 通貨スワップ：外貨建貸付金 金利スワップ：借入金及び社債	② ヘッジ手段とヘッジ対象 同左	② ヘッジ手段とヘッジ対象 同左
③ ヘッジ方針 主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	③ ヘッジ方針 同左	③ ヘッジ方針 同左
(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7) その他中間連結財務諸表作成のための重要な事項 消費税等の会計処理 同左	(7) その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
5．中間連結キャッシュ・フロー計算書における資金の範囲 手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3か月以内に償還期限の到来する短期投資からなっております。	5．中間連結キャッシュ・フロー計算書における資金の範囲 同左	5．連結キャッシュ・フロー計算書における資金の範囲 同左

中間連結財務諸表作成のための基本となる重要な事項の変更

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
1．役員賞与に関する会計基準 当中間連結会計期間より、「役員賞与に関する会計基準」(企業会計基準第4号 平成17年11月29日)を適用しております。これにより営業利益、経常利益及び税金等調整前中間純利益は、それぞれ47百万円減少しております。	―――――	1．役員賞与に関する会計基準 当連結会計年度より、「役員賞与に関する会計基準」(企業会計基準第4号 平成17年11月29日)を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。
2．貸借対照表の純資産の部の表示に関する会計基準 当中間連結会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)を適用しております。従来の資本の部の合計に相当する金額は524,607百万円であります。		2．貸借対照表の純資産の部の表示に関する会計基準 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)を適用しております。従来の資本の部の合計に相当する金額は564,531百万円であります。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成しております。
3．企業結合に係る会計基準等 当中間連結会計期間より、「企業結合に係る会計基準」(企業会計審議会 平成15年10月31日)及び「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 平成17年12月27日)を適用しております。これによる損益に与える影響はありません。		3．企業結合に係る会計基準等 当連結会計年度より、「企業結合に係る会計基準」(企業会計審議会 平成15年10月31日)及び「事業分離等に関する会計基準」(企業会計基準第7号 平成17年12月27日)並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」(企業会計基準適用指針第10号 改正平成18年12月22日)を適用しております。これによる損益に与える影響はありません。
4．ストック・オプション等に関する会計基準 当中間連結会計期間より、「ストック・オプション等に関する会計基準」(企業会計基準第8号 平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号 改正平成18年5月31日)を適用しております。これにより、営業利益、経常利益及び税金等調整前中間純利益はそれぞれ301百万円減少しております。		4．ストック・オプション等に関する会計基準 当連結会計年度より、「ストック・オプション等に関する会計基準」(企業会計基準第8号 平成17年12月27日)及び「ストック・オプション等に関する会計基準の適用指針」(企業会計基準適用指針第11号 改正平成18年5月31日)を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。
5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当中間連結会計期間より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」(企業会計基準第1号 最終改正平成18年8月11日)及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」(企業会計基準適用指針第2号 最終改正平成18年8月11日)を適用しております。これによる損益に与える影響はありません。		5．自己株式及び準備金の額の減少等に関する会計基準等の改正 当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」(企業会計基準第1号 最終改正平成18年8月11日)及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」(企業会計基準適用指針第2号 最終改正平成18年8月11日)を適用しております。これによる損益に与える影響はありません。
6．金融商品に関する会計基準の改正 当中間連結会計期間より、改正後の「金融商品に関する会計基準」(企業会計基準第10号 改正平成18年8月11日)を適用しております。これによる損益に与える影響は軽微であります。		6．金融商品に関する会計基準の改正 当連結会計年度より、改正後の「金融商品に関する会計基準」(企業会計基準第10号 改正平成18年8月11日)を適用しております。これによる損益に与える影響は軽微であります。

表示方法の変更

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)
(中間連結貸借対照表) 前中間連結会計期間及び前連結会計年度において、「営業権」、「連結調整勘定」として掲記されていたものは、当中間連結会計期間から「のれん」と表示しております。	――――――
(中間連結損益計算書) 1．前中間連結会計期間まで区分掲記しておりました「受取経営指導料」(当中間連結会計期間は203百万円)は、営業外収益の総額の100分の10以下となったため、営業外収益の「その他」に含めて表示しております。 2．前中間連結会計期間では、「減損損失」は特別損失の「その他」に含めて表示しておりましたが、当中間連結会計期間において特別損失の総額の100分の10を超えたため、区分掲記しております。 なお、前中間連結会計期間の「減損損失」の金額は109百万円であります。	――――――
(中間連結キャッシュ・フロー計算書) 1．営業活動によるキャッシュ・フローの「前払年金費用の増減額(増加:△)」及び「未払金・未払費用の増減額(減少:△)」は金額的重要性が増したため、当中間連結会計期間より「その他」から区分掲記しております。 なお、前中間連結会計期間の「その他」に含まれている「前払年金費用の増減額(増加:△)」は680百万円、「未払金・未払費用の増減額(減少:△)」は5,156百万円であります。 2．投資活動によるキャッシュ・フローの「短期貸付金の純増減額(増加:△)」は金額的重要性が増したため、当中間連結会計期間より「その他資産の増減額(増加:△)」から区分掲記しております。 なお、前中間連結会計期間の「その他資産の増減額(増加:△)」に含まれている「短期貸付金の純増減額(増加:△)」は△110百万円であります。	(中間連結キャッシュ・フロー計算書) 投資活動によるキャッシュ・フローの「長期前払費用の支払による支出」は金額的重要性が増したため、当中間連結会計期間より「その他資産の増減額(増加:△)」から区分掲記しております。 なお、前中間連結会計期間の「その他資産の増減額(増加:△)」に含まれている「長期前払費用の支払による支出」は△2,856百万円であります。

（中間連結貸借対照表関係）

前中間連結会計期間末 （平成18年9月30日）	当中間連結会計期間末 （平成19年9月30日）	前連結会計年度 （平成19年3月31日）
※1．担保に供している資産の額（簿価） 百万円 売掛金 185 有形固定資産等 564 計 750 上記に対応する債務 百万円 短期借入金 85	※1．担保に供している資産の額（簿価） 百万円 売掛金 190 上記に対応する債務 百万円 短期借入金 82	※1．担保に供している資産の額（簿価） 百万円 売掛金 217 上記に対応する債務 百万円 短期借入金 105
2．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,320 従業員等 711 計 3,032	2．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,341 従業員等 574 計 2,916	2．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 百万円 European Distribution Service GmbH 2,351 従業員等 561 計 2,913
百万円 3．割引手形残高 602	百万円 3．割引手形残高 17	百万円 3．割引手形残高 107

（中間連結損益計算書関係）

前中間連結会計期間 （自 平成18年4月1日 至 平成18年9月30日）	当中間連結会計期間 （自 平成19年4月1日 至 平成19年9月30日）	前連結会計年度 （自 平成18年4月1日 至 平成19年3月31日）
※1．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 33,533 広告宣伝費 51,140 拡売費及び販促費 33,187 給料手当・賞与 57,052 研究開発費 21,225	※1．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 36,381 広告宣伝費 52,719 拡売費及び販促費 39,460 給料手当・賞与 64,274 研究開発費 22,611	※1．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 百万円 荷造発送費 68,664 広告宣伝費 96,892 拡売費及び販促費 69,090 給料手当・賞与 118,851 研究開発費 44,388
※2．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 180 その他 15	※2．固定資産売却益の内訳は次のとおりであります。 百万円 機械装置及び運搬具 57 その他 36	※2．固定資産売却益の内訳は次のとおりであります。 百万円 建物及び構築物 417 その他 265
※3．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 712 建物及び構築物 380 その他 103	※3．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 441 建物及び構築物 220 その他 37	※3．固定資産除売却損の内訳は次のとおりであります。 百万円 機械装置及び運搬具 1,710 建物及び構築物 713 土地 207 その他 139

（中間連結株主資本等変動計算書関係）

前中間連結会計期間（自 平成18年4月1日　至 平成18年9月30日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	147	160	4,484
合計	4,497	147	160	4,484

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。
普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	当中間連結会計期間末残高（百万円）
提出会社（親会社）	第5－A回新株予約権（ストック・オプション） 取締役会決議　平成18年5月22日 株主総会決議　平成18年6月29日	111
	第5－B回新株予約権（ストック・オプション） 株主総会決議　平成18年6月29日	190
合計		301

3．配当に関する事項

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	1株当たり配当額（円）	基準日	効力発生日
平成18年6月29日 定時株主総会	普通株式	13,623	25	平成18年3月31日	平成18年6月29日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、13,637百万円であります。

（2）基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）（注）	配当の原資	1株当たり配当額（円）	基準日	効力発生日
平成18年10月23日 取締役会	普通株式	14,183	利益剰余金	26	平成18年9月30日	平成18年12月1日

（注）持分法適用関連会社が保有する自己株式にかかる配当金の持分相当額は、控除しておりません。

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

1．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当中間連結会計期間増加株式数（千株）	当中間連結会計期間減少株式数（千株）	当中間連結会計期間末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,349	195	303	4,241
合計	4,349	195	303	4,241

（注）普通株式の自己株式の株式数の増加195千株は、単元未満株式の買い取りによる増加177千株及び持分法適用関連会社が購入した自己株式（当社株式）の当社帰属分17千株であります。
普通株式の自己株式の株式数の減少303千株は、ストックオプションの行使による減少275千株及び単元未満株式の売り渡しによる減少28千株であります。

2．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当中間連結会計期間末残高（百万円）
			前連結会計年度末	当中間連結会計期間増加	当中間連結会計期間減少	当中間連結会計期間末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					598
合計		－					598

3．配当に関する事項

（1）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	1株当たり配当額（円）	基準日	効力発生日
平成19年６月28日 第101期定時株主総会	普通株式	14,171	26	平成19年３月31日	平成19年６月29日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、14,186百万円であります。

（2）基準日が当中間連結会計期間に属する配当のうち、配当の効力発生日が中間連結会計期間末後となるもの

（決議）	株式の種類	配当金の総額（百万円）（注）	配当の原資	1株当たり配当額（円）	基準日	効力発生日
平成19年10月23日 取締役会	普通株式	14,735	利益剰余金	27	平成19年９月30日	平成19年12月３日

（注）持分法適用関連会社が保有する自己株式にかかる配当金の持分相当額は、控除しておりません。

前連結会計年度（自 平成18年４月１日 至 平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式（注）	4,497	340	488	4,349
合計	4,497	340	488	4,349

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少488千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					301
合計		－					301

３．配当に関する事項

（１）配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日 第100期定時株主総会	普通株式	13,623	25	平成18年３月31日	平成18年６月29日
平成18年10月23日 取締役会	普通株式	14,169	26	平成18年９月30日	平成18年12月１日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお、控除前の金額は、平成18年６月29日開催の第100期定時株主総会については、13,637百万円であり、平成18年10月23日開催の取締役会については、14,183百万円であります。

（２）基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

平成19年６月28日開催の第101期定時株主総会において、次のとおり決議されました。

株式の種類	配当の原資	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
普通株式	利益剰余金	14,186	26	平成19年３月31日	平成19年６月29日

（中間連結キャッシュ・フロー計算書関係）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　44,400 預入期間が３か月を超える定期預金　△5 有価証券勘定　27,592 金銭債権信託受益権（流動資産その他）　3,000 現金及び現金同等物　74,987	※１．現金及び現金同等物の中間期末残高と中間連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　47,459 預入期間が３か月を超える定期預金　△462 有価証券勘定　60,322 金銭の信託（流動資産その他）　4,000 現金及び現金同等物　111,319	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 百万円 現金及び預金勘定　49,910 預入期間が３か月を超える定期預金　△4 有価証券勘定　36,247 金銭債権信託受益権（流動資産その他）　2,000 現金及び現金同等物　88,154

（リース取引関係）

前中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物	8,632	1,642	－	6,989
工具、器具及び備品等	7,258	4,478	－	2,779
合計	15,890	6,121	－	9,769

（注）取得価額相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	百万円
1年内	1,917
1年超	7,852
合計	9,769
リース資産減損勘定の残高	－

（注）未経過リース料中間期末残高相当額は、有形固定資産の中間期末残高等に占める未経過リース料中間期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	978
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	978
④ 減損損失	－

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	4,130
1年超	20,807
合計	24,937

当中間連結会計期間（自　平成19年4月1日　至　平成19年9月30日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間期末残高相当額（百万円）
建物及び構築物	8,632	2,121	－	6,511
機械装置及び運搬具	52	24	－	28
工具、器具及び備品等	5,146	3,765	－	1,380
合計	13,831	5,910	－	7,920

（注）　同左

(2) 未経過リース料中間期末残高相当額等

未経過リース料中間期末残高相当額

	百万円
1年内	1,380
1年超	6,540
合計	7,920
リース資産減損勘定の残高	－

（注）　同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	875
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	875
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	5,400
1年超	26,382
合計	31,783

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物及び構築物	8,632	1,881	－	6,750
機械装置及び運搬具	52	18	－	33
工具、器具及び備品等	6,813	4,812	－	2,001
合計	15,498	6,712	－	8,785

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	百万円
1年内	1,677
1年超	7,108
合計	8,785
リース資産減損勘定の残高	－

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	1,955
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	1,955
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	4,450
1年超	22,739
合計	27,190

（有価証券関係）

前中間連結会計期間末（平成18年９月30日）

１．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,060	10,617	7,557
(2) 債券			
国債・地方債	586	586	－
(3) その他	704	705	0
合計	4,351	11,909	7,557

２．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	4,997
(2) その他有価証券	
MMF	20,090

（注）減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べて50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当中間連結会計期間末（平成19年９月30日）

１．その他有価証券で時価のあるもの

	取得原価（百万円）	中間連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,054	9,197	6,143
(2) 債券			
国債・地方債	－	－	－
(3) その他	3,589	3,590	1
合計	6,643	12,788	6,144

２．時価評価されていない主な有価証券の内容

	中間連結貸借対照表計上額(百万円)
(1) 満期保有目的の債券	17,481
(2) その他有価証券	
MMF	26,785
ＦＦＦ(フリー ファイナンシャル ファンド)	14,010

（注）有価証券について５百万円（その他有価証券で時価のある株式５百万円）減損処理を行っております。

減損処理にあたっては、中間連結会計期間末における時価が取得原価に比べて50%以上下落した場合には全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

前連結会計年度（平成19年３月31日）

１．満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
(1) 国債・地方債等	2,996	2,996	0
(2) 社債	－	－	－
(3) その他	－	－	－
合計	2,996	2,996	0

２．その他有価証券で時価のあるもの

	取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
(1) 株式	3,074	10,248	7,174
(2) 債券	－	－	－
(3) その他	2,247	2,248	0
合計	5,321	12,496	7,175

３．時価評価されていない主な有価証券の内容

	連結貸借対照表計上額（百万円）
その他有価証券	
ＭＭＦ	27,306

（注）有価証券について１百万円（その他有価証券で時価のある株式１百万円）減損処理を行っております。
減損処理にあたっては、連結会計年度末における時価が取得原価に比べて50％以上下落した場合には全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

次へ

(デリバティブ取引関係)

デリバティブ取引の契約額等、時価及び評価損益の状況

対象物の種類	取引の種類	前中間連結会計期間末(平成18年9月30日)			当中間連結会計期間末(平成19年9月30日)			前連結会計年度(平成19年3月31日)		
		契約額等(百万円)	時価(百万円)	評価損益(百万円)	契約額等(百万円)	時価(百万円)	評価損益(百万円)	契約額等(百万円)	時価(百万円)	評価損益(百万円)
通貨	為替予約取引	8,560	8,550	6	10,496	10,481	△14	7,092	7,041	45
	通貨スワップ取引	27,505	△1,372	△1,372	25,062	△2,408	△2,408	25,482	△2,482	△2,482
合計		36,066	7,177	△1,365	35,558	8,073	△2,422	32,575	4,559	△2,436

(注) ヘッジ会計が適用されているデリバティブ取引は除いております。

（ストック・オプション等関係）

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

ストックオプションに係る当中間連結会計期間における費用計上額及び科目名

販売費及び一般管理費　301百万円

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

１．ストックオプションに係る当中間連結会計期間における費用計上額及び科目名

売上原価　10百万円

販売費及び一般管理費　289百万円

２．失効による当中間連結会計期間における利益計上額

3百万円

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．ストックオプションに係る当連結会計年度における費用計上額及び科目名

販売費及び一般管理費　301百万円

２．当連結会計年度において存在したストックオプションの内容

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
付与対象者の区分及び人数	当社取締役　18名	当社取締役　11名 当社使用人　31名 関係会社取締役　４名	当社取締役　11名 当社使用人　81名 関係会社取締役　３名	当社取締役　13名 当社使用人　89名 関係会社取締役　５名
ストックオプションの数	普通株式　168,000株	普通株式　540,000株 （注）	普通株式1,052,000株 （注）	普通株式1,163,000株 （注）
付与日	平成13年７月27日	平成14年７月８日	平成15年７月８日	平成16年７月８日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成15年７月28日 ～平成20年７月25日	平成16年７月１日 ～平成21年６月30日	平成17年７月１日 ～平成22年６月30日	平成18年７月１日 ～平成23年６月30日
権利行使価格（円）	3,275	2,955	2,372	2,695
付与日における公正な評価単価（円）	－	－	－	－

（注）株式数に換算して記載しております。

	平成17年 ストックオプション	平成18年　Ⅰ ストックオプション	平成18年　Ⅱ ストックオプション	平成18年　Ⅲ ストックオプション
付与対象者の区分及び人数	当社取締役　13名 当社使用人　90名 関係会社取締役　５名	当社取締役を 兼務しない　12名 当社執行役員	当社取締役　14名	当社使用人　79名 関係会社取締役　４名
ストックオプションの数	普通株式 1,167,000株（注）	普通株式　12,000株 （注）	普通株式　26,000株 （注）	普通株式　437,000株 （注）
付与日	平成17年７月８日	平成18年９月29日	平成18年９月29日	平成18年９月29日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成19年７月１日 ～平成24年６月29日	平成20年７月１日 ～平成25年６月28日	平成20年７月１日 ～平成25年６月28日	平成20年７月１日 ～平成25年６月28日
権利行使価格（円）	2,685	1	1	3,211
付与日における公正な評価単価（円）	－	2,932	2,932	435

（注）株式数に換算して記載しております。

【事業の種類別セグメント情報】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	373,014	135,113	94,410	602,538	—	602,538
(2) セグメント間の内部売上高又は振替高	—	—	14,540	14,540	(14,540)	—
計	373,014	135,113	108,951	617,078	(14,540)	602,538
営業費用	325,736	135,792	97,212	558,742	(14,630)	544,111
営業利益又は営業損失（△）	47,277	△679	11,738	58,336	90	58,426

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

２．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上げ剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	コンシューマープロダクツ事業							
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）	ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高								
(1) 外部顧客に対する売上高	311,690	94,739	137,795	544,225	110,238	654,464	—	654,464
(2) セグメント間の内部売上高又は振替高	—	—	—	—	16,292	16,292	(16,292)	—
計	311,690	94,739	137,795	544,225	126,530	670,756	(16,292)	654,464
営業費用	301,628	88,190	107,889	497,708	117,594	615,303	(16,390)	598,912
営業利益	10,061	6,549	29,906	46,517	8,936	55,453	97	55,551

(注) 1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、コンシューマープロダクツ事業（ビューティケア事業、ヒューマンヘルスケア事業、ファブリック＆ホームケア事業）、ケミカル事業に区分しております。

2．各事業区分の主要製品

事業区分		主要製品	
コンシューマープロダクツ事業	ビューティケア事業	プレステージ化粧品	カウンセリング化粧品、セルフ化粧品
		プレミアムスキンケア製品	化粧石けん、洗顔料、全身洗浄料
		プレミアムヘアケア製品	シャンプー、リンス、ヘアケア製品、ヘアカラー
	ヒューマンヘルスケア事業	フード＆ビバレッジ製品	食用油、飲料
		サニタリー製品	生理用品、紙おむつ
		パーソナルヘルス製品	入浴剤、歯みがき・歯ブラシ、男性化粧品
	ファブリック＆ホームケア事業	ファブリックケア製品	衣料用洗剤、洗濯仕上げ剤
		ホームケア製品	台所用洗剤、住居用洗剤、掃除用紙製品、業務用製品
ケミカル事業		油脂製品	油脂アルコール、油脂アミン、脂肪酸、グリセリン、業務用食用油脂
		機能材料製品	界面活性剤、プラスチック用添加剤、コンクリート用高性能減水剤
		スペシャルティケミカルズ製品	トナー・トナーバインダー、インクジェットプリンターインク用色材、香料

3．事業区分の変更

従来、事業の種類別セグメントの事業区分は「家庭用製品事業」「化粧品事業」「工業用製品事業」の3事業区分に分類しておりましたが、平成19年4月1日の当社の組織再編に伴い、「コンシューマープロダクツ事業」としての「ビューティケア事業」、「ヒューマンヘルスケア事業」及び「ファブリック＆ホームケア事業」と、「ケミカル事業」の4事業区分に変更しております。この組織再編は、市場での少子・高齢化、晩婚化や単身世帯の増加など、社会の仕組みの根底に関わる変化、また消費者の商品選択や購買の意識の変化、それに伴う流通の変化といった大きな動きに対応し、消費者起点に立った成長戦略をスピーディに力強く実践するためのものであります。この組織再編に伴う事業区分の変更は、当社グループの経営管理の実態を適正に表示するためのものであります。

4．変更後の事業区分の方法による前中間連結会計期間及び前連結会計年度の事業の種類別セグメント情報は、以下のとおりであります。

前中間連結会計期間（自　平成18年4月1日　至　平成18年9月30日）

	コンシューマープロダクツ事業				ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック＆ホームケア事業（百万円）	小計（百万円）				
売上高								
(1) 外部顧客に対する売上高	282,643	91,020	134,463	508,127	94,410	602,538	－	602,538
(2) セグメント間の内部売上高又は振替高	－	－	－	－	14,540	14,540	(14,540)	－
計	282,643	91,020	134,463	508,127	108,951	617,078	(14,540)	602,538
営業費用	270,677	86,121	104,730	461,529	97,212	558,742	(14,630)	544,111
営業利益	11,966	4,898	29,733	46,598	11,738	58,336	90	58,426

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	コンシューマープロダクツ事業				ケミカル事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
	ビューティケア事業（百万円）	ヒューマンヘルスケア事業（百万円）	ファブリック&ホームケア事業（百万円）	小計（百万円）				
売上高								
(1) 外部顧客に対する売上高	584,284	183,607	269,519	1,037,411	194,396	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	—	—	—	—	29,212	29,212	(29,212)	—
計	584,284	183,607	269,519	1,037,411	223,609	1,261,020	(29,212)	1,231,808
営業費用	554,441	171,795	211,703	937,940	202,429	1,140,369	(29,419)	1,110,949
営業利益	29,842	11,811	57,816	99,470	21,180	120,650	207	120,858

前連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
売上高						
(1) 外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	—	—	29,212	29,212	(29,212)	—
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858

（注）1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

2．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上げ剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

【所在地別セグメント情報】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	日本 (百万円)	アジア (百万円)	米州 (百万円)	欧州 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
売上高							
(1) 外部顧客に対する売上高	446,603	47,177	53,632	55,124	602,538	—	602,538
(2) セグメント間の内部売上高又は振替高	7,977	12,595	244	8,204	29,021	(29,021)	—
計	454,580	59,772	53,877	63,329	631,559	(29,021)	602,538
営業費用	402,945	58,706	50,451	61,376	573,480	(29,369)	544,111
営業利益	51,635	1,065	3,425	1,953	58,079	347	58,426

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	日本 (百万円)	アジア (百万円)	米州 (百万円)	欧州 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
売上高							
(1) 外部顧客に対する売上高	472,409	59,758	56,217	66,079	654,464	—	654,464
(2) セグメント間の内部売上高又は振替高	9,664	15,249	453	8,131	33,498	(33,498)	—
計	482,073	75,007	56,670	74,211	687,962	(33,498)	654,464
営業費用	431,834	76,085	53,412	71,950	633,282	(34,369)	598,912
営業利益又は営業損失（△）	50,239	△1,077	3,257	2,260	54,680	871	55,551

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	日本 (百万円)	アジア (百万円)	米州 (百万円)	欧州 (百万円)	計 (百万円)	消去又は全社 (百万円)	連結 (百万円)
売上高							
(1) 外部顧客に対する売上高	906,790	99,737	106,246	119,033	1,231,808	—	1,231,808
(2) セグメント間の内部売上高又は振替高	17,405	26,252	484	16,883	61,026	(61,026)	—
計	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
営業費用	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
営業利益	102,222	2,567	7,754	8,687	121,232	(374)	120,858

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

【海外売上高】

前中間連結会計期間（自　平成18年４月１日　至　平成18年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	52,884	54,999	53,156	161,040
Ⅱ　連結売上高（百万円）				602,538
Ⅲ　連結売上高に占める海外売上高の割合（％）	8.8	9.1	8.8	26.7

当中間連結会計期間（自　平成19年４月１日　至　平成19年９月30日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	66,462	57,929	63,135	187,527
Ⅱ　連結売上高（百万円）				654,464
Ⅲ　連結売上高に占める海外売上高の割合（％）	10.2	8.9	9.6	28.7

前連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	112,274	108,684	114,557	335,516
Ⅱ　連結売上高（百万円）				1,231,808
Ⅲ　連結売上高に占める海外売上高の割合（％）	9.1	8.8	9.3	27.2

（注）１．国又は地域の区分の方法
　　　　地理的近接度により区分しております。
　　　２．各区分に属する主な国又は地域
　　　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　　　(2) 米州　：米国、カナダ、メキシコ
　　　　(3) 欧州　：ヨーロッパ諸国、南アフリカ
　　　３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

（１株当たり情報）

前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）		当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）		前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	962.65円	１株当たり純資産額	1,084.24円	１株当たり純資産額	1,035.66円
１株当たり中間純利益	54.26円	１株当たり中間純利益	53.77円	１株当たり当期純利益	129.41円
潜在株式調整後１株当たり中間純利益	54.22円	潜在株式調整後１株当たり中間純利益	53.72円	潜在株式調整後１株当たり当期純利益	129.29円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間末 （平成18年９月30日）	当中間連結会計期間末 （平成19年９月30日）	前連結会計年度 （平成19年３月31日）
純資産の部の合計額　（百万円）	533,187	601,983	574,751
純資産の部の合計額から控除する金額（百万円）	8,580	10,852	10,219
（うち新株予約権）	(301)	(598)	(301)
（うち少数株主持分）	(8,278)	(10,254)	(9,917)
普通株式に係る中間期末（期末）の純資産額（百万円）	524,607	591,131	564,531
普通株式の発行済株式数（千株）	549,443	549,443	549,443
普通株式の自己株式数（千株）	4,484	4,241	4,349
１株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	544,959	545,202	545,094

（注）２．１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間連結会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間連結会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	29,571	29,316	70,527
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	29,571	29,316	70,527
期中平均株式数（千株）	544,973	545,185	544,995
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	396	572	520
（うち新株予約権）	(396)	(572)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年６月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

前中間連結会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間連結会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
―――――	平成19年10月23日開催の取締役会において、会社法第165条第3項の規定により読み替えて適用される同法第156条の規定に基づき、平成19年10月24日から平成19年12月19日までに、当社普通株式を、株式の総数4,600千株、取得価額の総額15,000百万円を限度として取得することを決議しました。	―――――

(2) 【その他】

①中間決算日後の状況

特記事項はありません。

②訴訟

当社グループが当事者になっている係争中の訴訟が存在するものの、当社グループの財政状態及び経営成績に重要な影響を及ぼすものはないと考えております。

2【中間財務諸表等】

(1)【中間財務諸表】

①【中間貸借対照表】

		前中間会計期間末 (平成18年9月30日)			当中間会計期間末 (平成19年9月30日)			前事業年度の 要約貸借対照表 (平成19年3月31日)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資産の部)										
Ⅰ 流動資産										
1. 現金及び預金		15,512			16,472			19,569		
2. 売掛金		60,535			60,041			58,285		
3. 有価証券		4,997			31,492			6,590		
4. たな卸資産		49,306			54,807			48,573		
5. その他		32,551			30,796			31,059		
6. 貸倒引当金		△547			△562			△248		
流動資産合計			162,355	15.7		193,048	19.0		163,830	16.2
Ⅱ 固定資産										
(1) 有形固定資産	※2									
1. 建物	※1	51,662			49,172			50,848		
2. 機械及び装置	※1	50,769			49,846			50,758		
3. 土地		44,249			44,491			44,488		
4. 建設仮勘定		6,869			3,569			3,992		
5. その他	※1	16,368			15,884			16,365		
有形固定資産合計		169,919			162,964			166,454		
(2) 無形固定資産										
1. 商標権		158,707			138,094			148,400		
2. その他		32,123			28,121			30,164		
無形固定資産合計		190,831			166,215			178,564		
(3) 投資その他の資産										
1. 投資有価証券		411,000			398,077			397,807		
2. 出資金		54,352			53,174			54,045		
3. 長期貸付金		16,216			14,110			15,388		
4. その他		30,768			27,048			32,666		
5. 貸倒引当金		△8			—			—		
投資その他の資産合計		512,329			492,410			499,907		
固定資産合計			873,080	84.3		821,591	81.0		844,927	83.8
資産合計			1,035,436	100.0		1,014,639	100.0		1,008,757	100.0

		前中間会計期間末 （平成18年９月30日）			当中間会計期間末 （平成19年９月30日）			前事業年度の 要約貸借対照表 （平成19年３月31日）		
区分	注記番号	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）										
Ⅰ　流動負債										
１．買掛金		68,664			72,811			64,764		
２．一年以内に返済予定の長期借入金		22,000			22,000			22,000		
３．未払金		16,463			10,867			13,625		
４．未払費用		50,414			52,062			45,849		
５．未払法人税等		12,263			15,697			3,930		
６．預り金		47,929			42,421			34,875		
７．その他		4,305			3,279			8,366		
流動負債合計			222,041	21.5		219,140	21.6		193,412	19.2
Ⅱ　固定負債										
１．社債		99,995			99,995			99,995		
２．長期借入金		231,500			179,800			210,600		
３．退職給付引当金		842			784			759		
４．役員退職慰労引当金		163			163			163		
５．その他		83			595			84		
固定負債合計			332,584	32.1		281,339	27.7		311,602	30.9
負債合計			554,626	53.6		500,479	49.3		505,015	50.1

		前中間会計期間末 (平成18年９月30日)			当中間会計期間末 (平成19年９月30日)			前事業年度の 要約貸借対照表 (平成19年３月31日)		
区分	注記 番号	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(純資産の部)										
Ⅰ　株主資本										
1．資本金			85,424	8.3		85,424	8.4		85,424	8.5
2．資本剰余金										
(1)資本準備金		108,888			108,888			108,888		
(2)その他資本剰余金		10			39			4		
資本剰余金合計			108,899	10.5		108,928	10.7		108,893	10.8
3．利益剰余金										
(1)利益準備金		14,116			14,116			14,116		
(2)その他利益剰余金										
特別償却準備金		158			121			147		
圧縮記帳積立金		6,584			6,491			6,539		
別途積立金		221,799			249,799			221,799		
繰越利益剰余金		49,601			54,995			72,610		
利益剰余金合計			292,261	28.2		325,524	32.1		315,214	31.2
4．自己株式			△10,016	△1.0		△9,644	△0.9		△9,850	△1.0
株主資本合計			476,567	46.0		510,233	50.3		499,681	49.5
Ⅱ　評価・換算差額等										
その他有価証券評価差額金			3,940	0.4		3,327	0.3		3,759	0.4
評価・換算差額等合計			3,940	0.4		3,327	0.3		3,759	0.4
Ⅲ　新株予約権			301	0.0		598	0.1		301	0.0
純資産合計			480,809	46.4		514,159	50.7		503,741	49.9
負債純資産合計			1,035,436	100.0		1,014,639	100.0		1,008,757	100.0

② 【中間損益計算書】

		前中間会計期間 (自 平成18年4月1日 至 平成18年9月30日)			当中間会計期間 (自 平成19年4月1日 至 平成19年9月30日)			前事業年度の 要約損益計算書 (自 平成18年4月1日 至 平成19年3月31日)		
区分	注記番号	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)	金額(百万円)		百分比(%)
Ⅰ 売上高			356,676	100.0		366,680	100.0		709,554	100.0
Ⅱ 売上原価			150,459	42.2		156,478	42.7		302,977	42.7
売上総利益			206,216	57.8		210,201	57.3		406,577	57.3
Ⅲ 販売費及び一般管理費			166,004	46.5		169,351	46.2		327,963	46.2
営業利益			40,211	11.3		40,850	11.1		78,613	11.1
Ⅳ 営業外収益	※1		6,206	1.7		8,156	2.2		9,913	1.4
Ⅴ 営業外費用	※2		1,432	0.4		2,399	0.6		3,575	0.5
経常利益			44,985	12.6		46,606	12.7		84,951	12.0
Ⅵ 特別利益			17	0.0		9	0.0		8,307	1.2
Ⅶ 特別損失			1,052	0.3		1,967	0.5		3,829	0.6
税引前中間(当期)純利益			43,950	12.3		44,649	12.2		89,429	12.6
法人税、住民税及び事業税		12,904			16,717			21,798		
法人税等調整額		10,530	23,434	6.5	3,435	20,152	5.5	9,978	31,776	4.5
中間(当期)純利益			20,515	5.8		24,496	6.7		57,653	8.1

③【中間株主資本等変動計算書】

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年３月31日　残高（百万円）	85,424	108,888	－	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
中間会計期間中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						10			△10	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△24			24	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△51		51	－		－
利益処分による別途積立金の積立								20,000	△20,000	－		－
中間純利益									20,515	20,515		20,515
自己株式の取得											△448	△448
自己株式の処分			10	10							409	420
株主資本以外の項目の中間会計期間中の変動額（純額）												
中間会計期間中の変動額合計（百万円）	－	－	10	10	－	△32	△160	20,000	△13,001	6,804	△38	6,776
平成18年９月30日　残高（百万円）	85,424	108,888	10	108,899	14,116	158	6,584	221,799	49,601	292,261	△10,016	476,567

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日　残高（百万円）	4,652	4,652	－	474,444
中間会計期間中の変動額				
利益処分による利益配当				△13,637
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
中間純利益				20,515
自己株式の取得				△448
自己株式の処分				420
株主資本以外の項目の中間会計期間中の変動額（純額）	△712	△712	301	△411
中間会計期間中の変動額合計（百万円）	△712	△712	301	6,365
平成18年９月30日　残高（百万円）	3,940	3,940	301	480,809

当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成19年3月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681
中間会計期間中の変動額												
剰余金の配当									△14,186	△14,186		△14,186
特別償却準備金の取崩						△26			26	－		－
圧縮記帳積立金の取崩							△48		48	－		－
別途積立金の積立								28,000	△28,000	－		－
中間純利益									24,496	24,496		24,496
自己株式の取得											△586	△586
自己株式の処分			35	35							792	828
株主資本以外の項目の中間会計期間中の変動額（純額）												
中間会計期間中の変動額合計（百万円）	－	－	35	35	－	△26	△48	28,000	△17,615	10,309	206	10,552
平成19年9月30日 残高（百万円）	85,424	108,888	39	108,928	14,116	121	6,491	249,799	54,995	325,524	△9,644	510,233

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成19年3月31日 残高（百万円）	3,759	3,759	301	503,741
中間会計期間中の変動額				
剰余金の配当				△14,186
特別償却準備金の取崩				－
圧縮記帳積立金の取崩				－
別途積立金の積立				－
中間純利益				24,496
自己株式の取得				△586
自己株式の処分				828
株主資本以外の項目の中間会計期間中の変動額（純額）	△431	△431	297	△134
中間会計期間中の変動額合計（百万円）	△431	△431	297	10,417
平成19年9月30日 残高（百万円）	3,327	3,327	598	514,159

前事業年度の要約株主資本等変動計算書（自 平成18年４月１日 至 平成19年３月31日）

	株主資本											
	資本金	資本剰余金			利益剰余金						自己株式	株主資本合計
		資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	その他利益剰余金				利益剰余金合計		
						特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金			
平成18年３月31日 残高（百万円）	85,424	108,888	－	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
事業年度中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
剰余金の配当									△14,183	△14,183		△14,183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△48			48	－		－
圧縮記帳積立金の積立							5		△5	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△101		101	－		－
利益処分による別途積立金の積立								20,000	△20,000	－		－
当期純利益									57,653	57,653		57,653
自己株式の取得											△1,085	△1,085
自己株式の処分			4	4							1,212	1,216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	－	－	4	4	－	△43	△205	20,000	10,007	29,758	127	29,889
平成19年３月31日 残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681

	評価・換算差額等		新株予約権	純資産合計
	その他有価証券評価差額金	評価・換算差額等合計		
平成18年３月31日 残高（百万円）	4,652	4,652	－	474,444
事業年度中の変動額				
利益処分による利益配当				△13,637
剰余金の配当				△14,183
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
圧縮記帳積立金の積立				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
当期純利益				57,653
自己株式の取得				△1,085
自己株式の処分				1,216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計（百万円）	△893	△893	301	29,297
平成19年３月31日 残高（百万円）	3,759	3,759	301	503,741

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …中間決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法 (2) たな卸資産 総平均法による低価法	１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの 同左 時価のないもの 同左 (2) たな卸資産 同左	１．資産の評価基準及び評価方法 (1) 有価証券 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左 (2) たな卸資産 同左
２．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 特許権……………………………８年 商標権……………………………10年 自社利用のソフトウェア……５年	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左	２．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左

前中間会計期間 (自　平成18年４月１日 至　平成18年９月30日)	当中間会計期間 (自　平成19年４月１日 至　平成19年９月30日)	前事業年度 (自　平成18年４月１日 至　平成19年３月31日)
３．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。	３．引当金の計上基準 (1) 貸倒引当金 同左	３．引当金の計上基準 (1) 貸倒引当金 同左
(2) 退職給付引当金 従業員の退職給付に備えるため、当中間会計期間末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当中間会計期間末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。	(2) 退職給付引当金 同左	(2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「前払年金費用」に計上しております。
(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当中間会計期間末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	(3) 役員退職慰労引当金 同左	(3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前中間会計期間 (自　平成18年4月1日 至　平成18年9月30日)	当中間会計期間 (自　平成19年4月1日 至　平成19年9月30日)	前事業年度 (自　平成18年4月1日 至　平成19年3月31日)
4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	4．外貨建の資産及び負債の本邦通貨への換算基準 同左	4．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。
5．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	5．リース取引の処理方法 同左	5．リース取引の処理方法 同左
6．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	6．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左	6．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
7．その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	7．その他中間財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左	7．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

中間財務諸表作成のための基本となる重要な事項の変更

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．役員賞与に関する会計基準 当中間会計期間より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前中間純利益は、それぞれ47百万円減少しております。	――――――	１．役員賞与に関する会計基準 当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前当期純利益は、それぞれ110百万円減少しております。
２．貸借対照表の純資産の部の表示に関する会計基準 当中間会計期間より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は480,507百万円であります。		２．貸借対照表の純資産の部の表示に関する会計基準 当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は503,440百万円であります。 なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成しております。
３．企業結合に係る会計基準等 当中間会計期間より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 平成17年12月27日）を適用しております。これによる損益に与える影響はありません。		３．企業結合に係る会計基準等 当事業年度より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。
４．ストック・オプション等に関する会計基準 当中間会計期間より、「ストック・オプション等に関する会計基準」（企業会計基準第８号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前中間純利益はそれぞれ301百万円減少しております。		４．ストック・オプション等に関する会計基準 当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ301百万円減少しております。
５．自己株式及び準備金の額の減少等に関する会計基準等の改正 当中間会計期間より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号 最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号 最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。		５．自己株式及び準備金の額の減少等に関する会計基準等の改正 当事業年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号 最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号 最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。
６．金融商品に関する会計基準の改正 当中間会計期間より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。		６．金融商品に関する会計基準の改正 当事業年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

注記事項

（中間貸借対照表関係）

前中間会計期間末 （平成18年９月30日）	当中間会計期間末 （平成19年９月30日）	前事業年度 （平成19年３月31日）
※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は909百万円であり、その内訳は建物54百万円、構築物35百万円、機械及び装置820百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。
※２．有形固定資産の減価償却累計額 674,212百万円	※２．有形固定資産の減価償却累計額 684,191百万円	※２．有形固定資産の減価償却累計額 677,397百万円
３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、596百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金等に対し、37百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、356百万円の保証予約を金融機関に行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、235百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、504百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、195百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、349百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、170百万円の経営指導念書等の差入れを金融機関に行っております。	３．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、540百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、155百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、357百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、205百万円の経営指導念書等の差入れを金融機関に行っております。

（中間損益計算書関係）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．営業外収益のうち重要なもの 百万円 受取利息　104 有価証券利息　0 受取配当金　4,553	※１．営業外収益のうち重要なもの 百万円 受取利息　221 有価証券利息　41 受取配当金　6,586	※１．営業外収益のうち重要なもの 百万円 受取利息　286 有価証券利息　8 受取配当金　6,774
※２．営業外費用のうち重要なもの 百万円 支払利息　828 社債利息　240	※２．営業外費用のうち重要なもの 百万円 支払利息　1,385 社債利息　882	※２．営業外費用のうち重要なもの 百万円 支払利息　2,045 社債利息　1,114
３．減価償却実施額 百万円 有形固定資産　13,100 無形固定資産　12,854	３．減価償却実施額 百万円 有形固定資産　12,668 無形固定資産　13,311	３．減価償却実施額 百万円 有形固定資産　28,681 無形固定資産　26,112

（中間株主資本等変動計算書関係）

前中間会計期間（自　平成18年４月１日　至　平成18年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式	3,924	147	160	3,911
合計	3,924	147	160	3,911

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取請求による増加であります。

普通株式の自己株式の株式数の減少160千株は、ストック・オプションの行使による減少121千株及び単元未満株式売渡請求による減少39千株であります。

当中間会計期間（自　平成19年４月１日　至　平成19年９月30日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当中間会計期間増加株式数（千株）	当中間会計期間減少株式数（千株）	当中間会計期間末株式数（千株）
普通株式	3,793	177	303	3,667
合計	3,793	177	303	3,667

（注）普通株式の自己株式の株式数の増加177千株は、単元未満株式の買い取りによる増加であります。

普通株式の自己株式の株式数の減少303千株は、ストックオプションの行使による減少275千株及び単元未満株式の売り渡しによる減少28千株であります。

前事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,924	340	472	3,793
合計	3,924	340	472	3,793

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。

普通株式の自己株式の株式数の減少472千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株であります。

（リース取引関係）

前中間会計期間（自 平成18年4月1日 至 平成18年9月30日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間会計期間末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間会計期間末残高相当額（百万円）
建物等	8,621	1,637	－	6,983

（注）取得価額相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料中間会計期間末残高相当額等

未経過リース料中間会計期間末残高相当額

	百万円
1年内	476
1年超	6,507
合計	6,983

リース資産減損勘定の残高 －

（注）未経過リース料中間会計期間末残高相当額は、有形固定資産の中間会計期間末残高等に占める未経過リース料中間会計期間末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	238
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	238
④ 減損損失	－

(4) 減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	636
1年超	9,087
合計	9,724

当中間会計期間（自 平成19年4月1日 至 平成19年9月30日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び中間会計期間末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	中間会計期間末残高相当額（百万円）
建物等	8,617	2,110	－	6,507

（注） 同左

(2) 未経過リース料中間会計期間末残高相当額等

未経過リース料中間会計期間末残高相当額

	百万円
1年内	476
1年超	6,030
合計	6,507

リース資産減損勘定の残高 －

（注） 同左

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	238
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	238
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	634
1年超	8,453
合計	9,087

前事業年度（自 平成18年4月1日 至 平成19年3月31日）

1．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,617	1,872	－	6,745

（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(2) 未経過リース料期末残高相当額等

未経過リース料期末残高相当額

	百万円
1年内	476
1年超	6,269
合計	6,745

リース資産減損勘定の残高 －

（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。

(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失

	百万円
① 支払リース料	476
② リース資産減損勘定の取崩額	－
③ 減価償却費相当額	476
④ 減損損失	－

(4) 減価償却費相当額の算定方法

同左

2．オペレーティング・リース取引

未経過リース料

	百万円
1年内	635
1年超	8,770
合計	9,406

（有価証券関係）

前中間会計期間、当中間会計期間及び前事業年度における子会社株式及び関連会社株式で時価のあるものはありません。

（１株当たり情報）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）		当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）		前事業年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	880.81円	１株当たり純資産額	940.97円	１株当たり純資産額	922.64円
１株当たり中間純利益	37.61円	１株当たり中間純利益	44.89円	１株当たり当期純利益	105.68円
潜在株式調整後１株当たり中間純利益	37.58円	潜在株式調整後１株当たり中間純利益	44.84円	潜在株式調整後１株当たり当期純利益	105.58円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前中間会計期間末 （平成18年９月30日）	当中間会計期間末 （平成19年９月30日）	前事業年度 （平成19年３月31日）
純資産の部の合計額（百万円）	480,809	514,159	503,741
純資産の部の合計額から控除する金額（百万円）	301	598	301
（うち新株予約権）	(301)	(598)	(301)
普通株式に係る中間期末（期末）の純資産額（百万円）	480,507	513,561	503,440
普通株式の発行済株式数（千株）	549,443	549,443	549,443
普通株式の自己株式数（千株）	3,911	3,667	3,793
１株当たり純資産額の算定に用いられた中間期末（期末）普通株式の数（千株）	545,532	545,776	545,650

（注）２．１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	20,515	24,496	57,653
普通株主に帰属しない金額（百万円）	－	－	－
普通株式に係る中間（当期）純利益（百万円）	20,515	24,496	57,653
期中平均株式数（千株）	545,545	545,750	545,564
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	－	－	－
普通株式増加数（千株）	396	572	520
（うち新株予約権）	(396)	(572)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株	平成19年６月28日定時株主総会決議ストックオプション （新株予約権　430個） 普通株式　430千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

（重要な後発事象）

前中間会計期間 （自　平成18年４月１日 至　平成18年９月30日）	当中間会計期間 （自　平成19年４月１日 至　平成19年９月30日）	前事業年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	平成19年10月23日開催の取締役会において、会社法第165条第３項の規定により読み替えて適用される同法第156条の規定に基づき、平成19年10月24日から平成19年12月19日までに、当社普通株式を、株式の総数4,600千株、取得価額の総額15,000百万円を限度として取得することを決議しました。	――――――

(2) 【その他】

①中間配当

平成19年10月23日開催の取締役会において、当期中間配当に関し、次のとおり決議いたしました。

(イ) 中間配当による配当金の総額……………………14,735,964,393円

(ロ) 1株当たりの金額………………………………27円00銭

(ハ) 支払請求の効力発生日及び支払い開始日……平成19年12月3日

(注) 平成19年9月30日の最終の株主名簿及び実質株主名簿に記載してある株主、登録質権者または信託財産の受託者に対し、支払いを行います。

②中間決算日後の状況

特記事項はありません。

③訴訟

当社が当事者になっている係争中の訴訟が存在するものの、当社の財政状態及び経営成績に重要な影響を及ぼすものはないと考えております。

第６【提出会社の参考情報】

当中間会計期間の開始日から半期報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書及びその添付書類	事業年度（第101期）	自 平成18年４月１日 至 平成19年３月31日	平成19年６月28日 関東財務局長に提出
(2) 有価証券報告書の訂正報告書	(1)の有価証券報告書及びその添付書類に係る訂正報告書		平成19年７月２日 関東財務局長に提出
(3) 臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書		平成19年４月２日
	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２（株式報酬型ストックオプションの付与）に基づく臨時報告書		平成19年７月24日 関東財務局長に提出
(4) 臨時報告書の訂正報告書	平成19年７月24日提出上記（3）の臨時報告書に係る訂正報告書		平成19年８月31日 関東財務局長に提出
(5) 有価証券届出書及びその添付書類	ストックオプションとしての新株予約権の募集		平成19年７月24日 関東財務局長に提出
(6) 有価証券届出書の訂正届出書	上記（5）の有価証券届出書に係る訂正届出書		平成19年８月31日 関東財務局長に提出
(7) 自己株券買付状況報告書	報告期間	自 平成19年10月１日 至 平成19年10月31日	平成19年11月13日 関東財務局長に提出
(8) 訂正発行登録書	平成18年６月１日提出の発行登録書（株券、社債券等）に係る訂正発行登録書		平成19年４月２日 平成19年６月28日 平成19年７月２日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の中間監査報告書

平成18年11月8日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員
業務執行社員　公認会計士　吉田　修己　印

指定社員
業務執行社員　公認会計士　市川　育義　印

指定社員
業務執行社員　公認会計士　安藤　武　印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の中間連結会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成18年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年11月8日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成19年４月１日から平成20年３月31日までの連結会計年度の中間連結会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間連結財務諸表、すなわち、中間連結貸借対照表、中間連結損益計算書、中間連結株主資本等変動計算書及び中間連結キャッシュ・フロー計算書について中間監査を行った。この中間連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間連結財務諸表には全体として中間連結財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間連結財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間連結財務諸表が、我が国において一般に公正妥当と認められる中間連結財務諸表の作成基準に準拠して、花王株式会社及び連結子会社の平成19年９月30日現在の財政状態並びに同日をもって終了する中間連結会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績及びキャッシュ・フローの状況に関する有用な情報を表示しているものと認める。

追記情報

（セグメント情報）の事業の種類別セグメント情報（注）３に記載されているとおり、会社は事業区分を変更している。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成18年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの第101期事業年度の中間会計期間（平成18年４月１日から平成18年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成18年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成18年４月１日から平成18年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

独立監査人の中間監査報告書

平成19年11月８日

花王株式会社

取締役会　　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、金融商品取引法第193条の２第１項の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成19年４月１日から平成20年３月31日までの第102期事業年度の中間会計期間（平成19年４月１日から平成19年９月30日まで）に係る中間財務諸表、すなわち、中間貸借対照表、中間損益計算書及び中間株主資本等変動計算書について中間監査を行った。この中間財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から中間財務諸表に対する意見を表明することにある。

当監査法人は、我が国における中間監査の基準に準拠して中間監査を行った。中間監査の基準は、当監査法人に中間財務諸表には全体として中間財務諸表の有用な情報の表示に関して投資者の判断を損なうような重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。中間監査は分析的手続等を中心とした監査手続に必要に応じて追加の監査手続を適用して行われている。当監査法人は、中間監査の結果として中間財務諸表に対する意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の中間財務諸表が、我が国において一般に公正妥当と認められる中間財務諸表の作成基準に準拠して、花王株式会社の平成19年９月30日現在の財政状態及び同日をもって終了する中間会計期間（平成19年４月１日から平成19年９月30日まで）の経営成績に関する有用な情報を表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、中間監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（半期報告書提出会社）が別途保管しております。

Exhibit B-7

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成19年11月15日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03-3660-7111
【事務連絡者氏名】	会計財務部門　管理部長　青木　和義
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年6月1日
【発行登録書の効力発生日】	平成18年6月9日
【発行登録書の有効期限】	平成20年6月8日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成19年11月15日（提出日）である。
【提出理由】	半期報告書（第102期中　自　平成19年4月1日　至平成19年9月30日）を平成19年11月15日に関東財務局長へ提出した。この半期報告書の提出により、当該書類を平成18年6月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町2番1号）

表紙の「提出理由」に記載のとおりである。

END